FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C. 20549

________________

FORM 8-K

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report: May 27, 2011

________________

Commission file number 1-8198

HSBC FINANCE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	86-1052062
(State of Incorporation) 26525 North Riverwoods Boulevard Mettawa, Illinois	(IRS Employer Identification Number) 60045
(Address of principal executive offices)	(Zip Code)

(224) 544-2000
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

On May 11, 2011, HSBC Finance Corporation (the "Company") filed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (the "March 2011 Form 10-Q") with the Securities and Exchange Commission ("SEC"). In the March 2011 Form
10-Q, the Company presented updated business segment disclosures as discussed more fully below. HSBC Finance Corporation may also be referred to in this Form 8-K as "we," "us," or "our."

The supplemental information included in this Form 8-K provides changes to prior disclosures included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the "2010 Form 10-K") related to segment results as contained in Note 24, "Business Segments" of the audited consolidated financial statements as well as in Part II, Item 7., "Management's Discussion and Analysis of Financial Condition and Results of Operations." The supplemental information should be read in conjunction with the 2010 Form 10-K, which was filed with the SEC on February 28, 2011.

SEGMENT CHANGES

During 2010, changes were made to the management structure within HSBC North America which resulted in the alignment of our Management to be focused on the legal entity results of our business operations. During the first quarter of 2011, we re-evaluated and made changes to the financial information used to manage our business, including the scope and content of the financial data being reported to our Management, consistent with this more legal entity focus of our Management. As a result, beginning in the first quarter of 2011, our operating results are now monitored and reviewed and trends are evaluated on a legal entity basis in accordance with IFRSs ("IFRS Basis"), which is the basis on which we report results to our parent, HSBC Holdings plc. However we continue to monitor capital adequacy, establish dividend policy and report to regulatory agencies on a U.S. GAAP basis.

Prior to the first quarter of 2011, we reported our results on an IFRS Management Basis which were IFRSs results which assumed that the General Motors and Union Plus credit card portfolios, the private label card portfolio and the real estate secured receivables which had been transferred to HSBC Bank USA, National Association had not been sold and remained on our balance sheet and the revenues and expenses related to these receivables remained in our income statement.

As a result of the changes discussed above, beginning in the first quarter of 2011 and going forward, the Company changed the composition of segment profit (loss) from an IFRS Management Basis of reporting to an IFRS Basis of reporting in order to align with its revised internal reporting structure. Segment financial information has been restated for all periods presented to reflect this new segmentation. There have been no other changes in the basis of the Company's segmentation or measurement of segment profit as compared with the presentation in the 2010 Form 10-K.

* * * * * * * * * * * * * * * *

Attached hereto as Exhibit 99.01 and incorporated by reference herein are updated historical consolidated financial statements of HSBC Finance Corporation which reflect the updated business segment disclosures. Also attached hereto as Exhibit 99.02 and incorporated by reference herein are updated historical segment results included in Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in the 2010 Form 10-K. The historical consolidated financial statements and segment disclosures included in Exhibit 99.01 and Exhibit 99.02, respectively, shall serve as the historical consolidated financial statements and segment disclosures of HSBC Finance Corporation for existing and future filings made pursuant to the Securities Act of 1933, as amended, until the Company files its Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

Item 9.01 Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
99.01
Historical audited consolidated financial statements of HSBC Finance Corporation, reflecting the change in segment composition. Also included is the Report of Independent Registered Public Accounting Firm dated February 28, 2011, except as to Note 24, which is dated as of May 27, 2011.

99.02
Historical segment results of HSBC Finance Corporation included in Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, reflecting the change in segment composition.

99.03	Consent of KPMG LLP.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HSBC FINANCE CORPORATION
(Registrant)

By: /s/ MIKE A. REEVES
Mike A. Reeves
Executive Vice President
and Chief Financial Officer

Dated: May 27, 2011

EXHIBIT 99.01

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
HSBC Finance Corporation:

We have audited the accompanying consolidated balance sheets of HSBC Finance Corporation, an indirect wholly-owned subsidiary of HSBC Holdings plc, and subsidiaries as of December 31, 2010 and 2009 and the related consolidated statements of income (loss), changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of HSBC Finance Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HSBC Finance Corporation and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), HSBC Finance Corporation's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2011 expressed an unqualified opinion on the effectiveness of HSBC Finance Corporation's internal control over financial reporting.

/s/  KPMG LLP

Chicago, Illinois
February 28, 2011, except as to Note 24
which is as of May 27, 2011

CONSOLIDATED STATEMENT OF INCOME (LOSS)

Year Ended December 31,	2010	2009	2008
	(in millions)
Finance and other interest income	$7,208	$8,887	$13,616
Interest expense on debt held by:
HSBC affiliates	147	246	499
Non-affiliates	2,876	3,583	5,181
Net interest income	4,185	5,058	7,936
Provision for credit losses	6,180	9,650	12,410
Net interest income (loss) after provision for credit losses	(1,995)	(4,592)	(4,474)
Other revenues:
Insurance revenue	274	334	417
Investment income	99	109	124
Net other-than-temporary impairment losses(1)	-	(25)	(54)
Derivative related income (expense)	(379)	300	(306)
Gain (loss) on debt designated at fair value and related derivatives	741	(2,125)	3,160
Fee income	188	650	1,687
Enhancement services revenue	404	484	700
Gain on bulk receivable sales to HSBC affiliates	-	50	-
Gain on receivable sales to HSBC affiliates	540	469	260
Servicing and other fees from HSBC affiliates	666	748	545
Lower of cost or fair value adjustment on receivables held for sale	2	(374)	(514)
Other income (expense)	32	92	(68)
Total other revenues	2,567	712	5,951
Operating expenses:
Salaries and employee benefits	597	1,119	1,594
Occupancy and equipment expenses, net	92	182	238
Other marketing expenses	314	184	350
Real estate owned expenses	274	199	342
Other servicing and administrative expenses	814	947	1,020
Support services from HSBC affiliates	1,092	925	922
Amortization of intangibles	143	157	178
Goodwill and other intangible asset impairment charges	-	2,308	329
Policyholders' benefits	152	197	199
Operating expenses	3,478	6,218	5,172
Loss from continuing operations before income tax benefit	(2,906)	(10,098)	(3,695)
Income tax benefit	1,007	2,632	1,087
Loss from continuing operations	(1,899)	(7,466)	(2,608)
Discontinued Operations (Note 3);
(Loss) gain from discontinued operations before income tax	(26)	29	(227)
Income tax benefit (expense)	9	(13)	52
(Loss) income from discontinued operations	(17)	16	(175)
Net loss	$(1,916)	$(7,450)	$(2,783)
____________

(1)
During 2009, $36 million of gross other-than-temporary impairment losses on securities available-for-sale were recognized, of which $11 million was recognized in accumulated other comprehensive income (loss) ("AOCI").

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

December 31,	2010	2009
	(in millions,
	except share data)
Assets
Cash	$175	$289
Interest bearing deposits with banks	1,016	17
Securities purchased under agreements to resell	4,311	2,850
Securities available-for-sale	3,371	3,187
Receivables, net (including $6.3 billion and $6.8 billion at December 31, 2010 and 2009, respectively, collateralizing long-term debt)	61,333	74,308
Receivables held for sale	4	3
Intangible assets, net	605	748
Properties and equipment, net	202	201
Real estate owned	962	592
Derivative financial assets	75	-
Deferred income taxes, net	2,491	2,887
Other assets	1,791	4,563
Assets of discontinued operations	196	4,908
Total assets	$76,532	$94,553
Liabilities
Debt:
Due to affiliates (including $436 million at December 31, 2010 carried at fair value)	$8,255	$9,043
Commercial paper	3,156	4,291
Long-term debt (including $20.8 billion and $26.7 billion at December 31, 2010 and 2009, respectively, carried at fair value and $4.1 billion and $4.7 billion at December 31, 2010 and 2009, respectively, collateralized by receivables)	54,616	68,880
Total debt	66,027	82,214
Insurance policy and claim reserves	982	996
Derivative related liabilities	2	60
Liability for postretirement benefits	265	268
Other liabilities	1,519	1,822
Liabilities of discontinued operations	17	814
Total liabilities	68,812	86,174
Shareholders' equity
Redeemable preferred stock:
Series B (1,501,100 shares authorized, $0.01 par value, 575,000 shares issued)	575	575
Series C (1,000 shares authorized, $0.01 par value, 1,000 shares issued)	1,000	-
Common shareholder's equity:
Common stock ($0.01 par value, 100 shares authorized; 66 shares and 65 shares issued at December 31, 2010 and 2009, respectively)	-	-
Additional paid-in capital	23,321	23,119
Accumulated deficit	(16,685)	(14,732)
Accumulated other comprehensive loss	(491)	(583)
Total common shareholder's equity	6,145	7,804
Total liabilities and shareholders' equity	$76,532	$94,553

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	2010	2009	2008
	(dollars are in millions)
Preferred stock
Balance at the beginning of period	575	575	575
Issuance of Series C preferred stock	1,000	-	-
Balance at the end of period	$1,575	$575	$575
Common shareholder's equity
Common stock
Balance at beginning and end of period	$-	$-	$-
Additional paid-in capital
Balance at beginning of period	$23,119	$21,485	$18,227
Excess of book value over consideration received on sale of U.K. Operations to an HSBC affiliate	-	-	(196)
Excess of book value over consideration received on sale of Canadian Operations to an HSBC affiliate	-	-	(46)
Capital contribution from parent	200	2,685	3,500
Return of capital to parent	-	(1,043)	-
Employee benefit plans, including transfers and other	2	(8)	-
Balance at end of period	$23,321	$23,119	$21,485
(Accumulated deficit) retained earnings
Balance at beginning of period	$(14,732)	$(7,245)	$(4,423)
Net loss	(1,916)	(7,450)	(2,783)
Dividend equivalents on HSBC's Restricted Share Plan	-	-	(2)
Dividends:
Preferred stock	(37)	(37)	(37)
Common stock	-	-	-
Balance at end of period	$(16,685)	$(14,732)	$(7,245)
Accumulated other comprehensive income (loss)
Balance at beginning of period	$(583)	$(1,378)	$(220)
Net change in unrealized gains (losses), net of tax, on:
Derivatives classified as cash flow hedges	57	684	(610)
Securities available-for-sale, not other-than temporarily impaired	40	92	(53)
Other-than-temporarily impaired debt securities available-for-sale(1)	3	(7)	-
Postretirement benefit plan adjustment, net of tax	(8)	4	(1)
Foreign currency translation adjustments, net of tax	-	22	(120)
Other comprehensive income (loss), net of tax	92	795	(784)
Reclassification of foreign currency translation and pension adjustments to additional paid-in capital resulting from sale of U.K. Operations	-	-	(380)
Reclassification of foreign currency translation and pension adjustments to additional paid-in capital resulting from sale of Canadian Operations	-	-	6
Balance at end of period	$(491)	$(583)	$(1,378)
Total common shareholder's equity	$6,145	$7,804	$12,862
Comprehensive income ( loss)
Net loss	$(1,916)	$(7,450)	$(2,783)
Other comprehensive income (loss)	92	795	(784)
Comprehensive income (loss)	$(1,824)	$(6,655)	$(3,567)
Preferred stock
Number of shares at beginning of period	575,000	575,000	575,000
Number of shares of Series C preferred stock issued	1,000	-	-
Number of shares at the end of period	576,000	575,000	575,000
Common stock
Number of shares at beginning of period	65	60	57
Number of shares of common stock issued to parent	1	5	3
Number of shares at end of period	66	65	60
____________

(1)
During 2010, gross other-than-temporary impairment ("OTTI") recoveries on available-for-sale securities totaled $4 million, all relating to the non-credit component of OTTI previously recorded in accumulated other comprehensive income ("AOCI"). During 2009, $36 million of gross OTTI losses on securities available-for-sale were recognized, of which $11 million were recognized in AOCI.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31,	2010	2009	2008
	(in millions)
Cash flows from operating activities
Net loss	$(1,916)	$(7,450)	$(2,783)
Loss from discontinued operations	(17)	16	(175)
Loss from continuing operations	(1,899)	(7,466)	(2,608)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	6,180	9,650	12,410
Gain on bulk sale of receivables to HSBC Bank USA, National Association ("HSBC Bank USA")	-	(50)	-
Gain on receivable sales to HSBC affiliates	(540)	(469)	(260)
Goodwill and other intangible impairment charges	-	2,308	329
Loss on sale of real estate owned, including lower of cost or market adjustments	128	101	229
Insurance policy and claim reserves	(53)	(18)	(41)
Depreciation and amortization	179	202	243
Mark-to-market on debt designated at fair value and related derivatives	48	2,880	(2,924)
Gain on sale of Visa Class B shares	-	-	(11)
Deferred income tax (benefit) provision	315	(247)	(13)
Net change in other assets	2,813	(754)	(206)
Net change in other liabilities	(306)	(584)	(804)
Originations of loans held for sale	(33,799)	(38,089)	(24,884)
Sales and collections on loans held for sale	34,343	38,786	25,114
Foreign exchange and derivative movements on long-term debt and net change in non-FVO related derivative assets and liabilities	(630)	(594)	(161)
Change in accrued finance income related to December 2009 charge-off policy changes and nonaccrual policy change for re-aged loans	-	541	-
Other-than-temporary impairment on securities	-	25	54
Lower of cost or fair value adjustments on receivables held for sale	(2)	374	514
Other, net	438	185	148
Cash provided by operating activities-continuing operations	7,215	6,781	7,129
Cash provided by operating activities-discontinued operations	609	593	1,496
Net cash provided by (used in) operating activities	7,824	7,374	8,625
Cash flows from investing activities
Securities:
Purchased	(1,051)	(536)	(452)
Matured	452	363	538
Sold	216	166	175
Net change in short-term securities available-for-sale	274	52	(510)
Net change in securities purchased under agreements to resell	(1,461)	(1,825)	481
Net change in interest bearing deposits with banks	(999)	8	251
Proceeds from sale of affiliate preferred shares to HSBC Holdings Plc	-	242	-
Proceeds from sale of Low Income Housing Tax Credit Investment Funds to HSBC Bank USA	-	106	-
Proceeds from sale of Visa Class B shares	-	-	11
Receivables:
Net (originations) collections	4,623	6,170	4,452
Purchases and related premiums	(45)	(43)	(48)
Proceeds from sales of real estate owned	1,338	1,467	1,591
Proceeds from bulk sale of receivables to HSBC Bank USA	-	6,045	-
Proceeds from sales of real estate secured receivables held in portfolio to a third party	-	-	1,116
Properties and equipment:
Purchases	(15)	(51)	(77)
Sales	-	-	50
Cash provided by (used in) investing activities-continuing operations	3,332	12,164	7,578
Cash provided by (used in) investing activities-discontinued operations	3,613	5,227	2,622
Net cash provided by (used in) investing activities	6,945	17,391	10,200
Cash flows from financing activities
Debt:
Net change in short-term debt	(1,135)	(5,348)	1,914
Net change in due to affiliates	(1,553)	(4,225)	2,184
Long-term debt issued	1,714	4,078	4,075
Long-term debt retired	(14,734)	(19,312)	(29,029)
Issuance of preferred stocks	1,000	-	-
Insurance:
Policyholders' benefits paid	(80)	(95)	(95)
Cash received from policyholders	66	58	54
Capital contribution from parent	200	2,410	3,500
Return of capital to parent	-	(1,043)	-
Shareholder's dividends	(37)	(37)	(37)
Cash provided by (used in) financing activities-continuing operations	(14,559)	(23,514)	(17,434)
Cash provided by (used in) financing activities-discontinued operations	(346)	(1,195)	(1,893)
Net cash provided by (used in) financing activities	(14,905)	(24,709)	(19,327)
Effect of exchange rate changes on cash	-	-	(26)
Net change in cash	(136)	56	(528)
Cash at beginning of period(1)	311	255	783
Cash at end of period(2)	$175	$311	$255
Supplemental Cash Flow Information:
Interest paid	$3,222	$4,183	$6,069
Income taxes paid during period	26	98	46
Income taxes refunded during period	4,135	1,030	264
Supplemental Noncash Activities:
Fair value of properties added to real estate owned	$1,834	$1,275	$2,137
Transfer of receivables to held for sale	2,910	609	19,335
Transfer of receivables to held for investment	-	1,294	-
Extinguishment of indebtedness related to bulk receivable sale	(431)	(6,077)	-
Issuance of subordinated debt exchanged for senior debt	1,939	-	-
Extinguishment of senior debt exchanged for subordinated debt	(1,797)	-	-
Redemption of junior subordinated notes underlying the mandatorily redeemable preferred securities of the Household Capital Trust VIII for common stock	-	(275)	-
____________

(1)	Cash at beginning of period includes $22 million, $17 million and $204 million for discontinued operations as of December 31, 2010, 2009 and 2008, respectively.

(2)	Cash at end of period includes $22 million and $17 million for discontinued operations as of December 31, 2009 and 2008, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Organization

HSBC Finance Corporation is an indirect wholly owned subsidiary of HSBC North America Holdings Inc. ("HSBC North America"), which is an indirect wholly-owned subsidiary of HSBC Holdings plc ("HSBC"). HSBC Finance Corporation and its subsidiaries may also be referred to in these notes to the consolidated financial statements as "we," "us" or "our." HSBC Finance Corporation provides middle-market consumers with several types of loan products in the United States. Our lending products currently include MasterCard, Visa, American Express and Discover credit card receivables ("Credit Card") as well as private label receivables. A portion of new credit card and all new private label originations are sold on a daily basis to HSBC Bank USA, National Association ("HSBC Bank USA"). We also offer specialty insurance products in the United States and Canada. Historically, our lending products have also included real estate secured, auto finance and personal non-credit card receivables in the United States, the United Kingdom and Canada and tax refund anticipation loans and related products in the United States. Additionally, we also previously offered credit and specialty insurance in the United Kingdom. We have two reportable segments: Card and Retail Services and Consumer. Our Card and Retail Services segment includes our credit card operations, including private label credit cards. Our Consumer segment consists of our run-off Consumer Lending and Mortgage Services businesses.

2.  Summary of Significant Accounting Policies and New Accounting Pronouncements

Summary of Significant Accounting Policies

Basis of Presentation  The consolidated financial statements have been prepared on the basis that we will continue as a going concern. Such assertion contemplates the significant loss recognized in recent years and the challenges we anticipate with respect to a near-term return to profitability under prevailing and forecasted economic conditions. HSBC continues to be fully committed and has the capacity to continue to provide the necessary capital and liquidity to fund continuing operations.

The consolidated financial statements include the accounts of HSBC Finance Corporation and all subsidiaries including all variable interest entities ("VIEs") in which we are the primary beneficiary. HSBC Finance Corporation and its subsidiaries may also be referred to in these notes to consolidated financial statements as "we," "us," or "our."

On January 1, 2010, we adopted new guidance issued by the Financial Accounting Standards Board in June 2009 related to VIEs. The new guidance eliminated the concept of qualifying special purpose entities ("QSPEs") that were previously exempt from consolidation and changed the approach for determining the primary beneficiary of a VIE, which is required to consolidate the VIE, from a quantitative approach focusing on risk and reward to a qualitative approach focusing on (a) the power to direct the activities of the VIE and (b) the obligation to absorb losses and/or the right to receive benefits that could be significant to the VIE. We assess whether an entity is a VIE and, if so, whether we are its primary beneficiary at the time of initial involvement with the entity and on an ongoing basis. A VIE must be consolidated by its primary beneficiary, which is the entity with the power to direct the activities of a VIE that most significantly impact its economic performance and the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE. We are involved with VIEs primarily in connection with our collateralized funding transactions. See Note 15, "Long-Term Debt," for additional discussion of those activities and the use of VIEs.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Unless otherwise indicated, information included in these notes to consolidated financial statements relates to continuing operations for all periods presented. In 2010, we completed the sale of our auto finance receivable servicing operations and auto finance receivables portfolio to Santander Consumer USA and we exited the Taxpayer Financial Services business. As a result, both of these businesses are now reported as discontinued operations. See Note 3, "Discontinued Operations," for further details. Certain reclassifications have been made to prior period amounts to conform to the current year presentation.

Securities purchased under agreements to resell  Securities purchased under agreements to resell are treated as collateralized financing transactions and are carried at the amounts at which the securities were acquired plus accrued interest. Interest income earned on these securities is included in net interest income.

Securities  We maintain investment portfolios of debt securities (comprised primarily of corporate debt securities) in both our noninsurance and insurance operations. Our entire investment securities portfolio is classified as available-for-sale. Available-for-sale investment securities are intended to be invested for an indefinite period but may be sold in response to events we expect to occur in the foreseeable future. These investments are carried at fair value with changes in fair value recorded as adjustments to common shareholder's equity in other comprehensive income (loss), net of income taxes.

When the fair value of a security has declined below its amortized cost basis, we evaluate the decline to assess if it is considered other-than-temporary. To the extent that such a decline is deemed to be other-than-temporary, an other-than-temporary impairment loss is recognized in earnings equal to the difference between the security's cost and its fair value except that beginning in 2009, only the credit loss component of such a decline is recognized in earnings for a debt security that we do not intend to sell and for which it is not more-likely-than-not that we will be required to sell prior to recovery of its amortized cost basis. A new cost basis is established for the security that reflects the amount of the other-than-temporary impairment loss recognized in earnings.

Cost of investment securities sold is determined using the specific identification method. Realized gains and losses from the investment portfolio are recorded in investment income. Interest income earned on the noninsurance investment portfolio is classified in the statements of income in net interest income, while investment income from the insurance portfolio is recorded in investment income. Accrued investment income is classified with investment securities.

For cash flow presentation purposes, we consider available-for-sale securities with original maturities less than 90 days as short term, and thus any purchases, sales and maturities are presented on a net basis.

Receivables Held for Sale  Receivables are classified as held for sale when management does not have the intent to hold the receivable for the foreseeable future. Such receivables are carried at the lower of aggregate cost or fair value with any subsequent write downs or recoveries charged to other income. Unearned income, unamortized deferred fees and costs on originated receivables, and discounts on purchased receivables are recorded as an adjustment of the cost of the receivable and are not reflected in earnings until the receivables are sold.

Receivables  Finance receivables are carried at amortized cost, which represents the principal amount outstanding, net of any unearned income, charge-offs, unamortized deferred fees and costs on originated loans, purchase accounting fair value adjustments and premiums or discounts on purchased loans. Finance receivables are further reduced by credit loss reserves and unearned credit insurance premiums and claims reserves applicable to credit risk on our consumer receivables. Finance income, which includes interest income, unamortized deferred fees and costs on originated receivables and premiums or discounts on purchased receivables, is recognized using the effective yield method. Premiums and discounts, including purchase accounting adjustments on receivables, are recognized as adjustments to the yield of the related receivables. Origination fees, which include points on real estate secured loans, are deferred and generally amortized to finance income over the estimated life of the related receivables, except to the extent they offset directly related lending costs.

Provision and Credit Loss Reserves  Provision for credit losses on receivables is made in an amount sufficient to maintain credit loss reserves at a level considered adequate, but not excessive, to cover probable incurred losses of principal, accrued interest and fees, including late, over limit and annual fees, in the existing loan portfolio. We estimate probable incurred losses for consumer receivables using a roll rate migration analysis that estimates the likelihood that a loan will progress through the various stages of delinquency and ultimately charge-off. This analysis considers delinquency status, loss experience and severity and takes into account whether loans are in bankruptcy, have been re-aged, or are subject to forbearance, an external debt management plan, hardship, modification, extension or deferment. Our credit loss reserves also take into consideration the loss severity expected based on the underlying collateral, if any, for the loan in the event of default based on historical and recent trends. Delinquency status may be affected by customer account management policies and practices, such as the re-age of accounts, forbearance agreements, extended payment plans, modification arrangements, and deferments. When customer account management policies, or changes thereto, shift loans from a "higher" delinquency bucket to a "lower" delinquency bucket, this will be reflected in our roll rate statistics. To the extent that restructured accounts have a greater propensity to roll to higher delinquency buckets, this will be captured in the roll rates. Since the loss reserve is computed based on the composite of all these calculations, this increase in roll rate will be applied to receivables in all respective buckets, which will increase the overall reserve level. In addition, loss reserves on consumer receivables are maintained to reflect our judgment of portfolio risk factors which may not be fully reflected in the statistical roll rate calculation. Risk factors considered in establishing loss reserves on consumer receivables include product mix, bankruptcy trends, geographic concentrations, loan product features such as adjustable rate loans, economic conditions such as national and local trends in unemployment, housing markets and interest rates, portfolio seasoning, account management policies and practices, current levels of charge-offs and delinquencies, changes in laws and regulations and other items which can affect consumer payment patterns on outstanding receivables such as natural disasters and global pandemics.

While our credit loss reserves are available to absorb losses in the entire portfolio, we specifically consider the credit quality and other risk factors for each of our products. We recognize the different inherent loss characteristics in each of our products, and for certain products their vintages, as well as customer account management policies and practices and risk management/collection practices. Charge-off policies are also considered when establishing loss reserve requirements. We also consider key ratios such as reserves to nonperforming loans, reserves as a percentage of net charge-offs, reserves as a percentage of two-months-and-over contractual delinquency and months coverage ratios in developing our loss reserve estimate. Loss reserve estimates are reviewed periodically and adjustments are reported in earnings when they become known. As these estimates are influenced by factors outside our control, such as consumer payment patterns and economic conditions, there is uncertainty inherent in these estimates, making it reasonably possible that they could change.

Provisions for credit losses on consumer loans for which we have modified the terms of the loan as part of a troubled debt restructuring ("TDR Loans") are determined using a discounted cash flow impairment analysis. Loans which have been granted a permanent modification, a twelve-month or longer modification, or two or more consecutive six-month modifications are considered TDR Loans as it is generally believed that the borrower is experiencing financial difficulty and a concession has been granted. Modifications may include changes to one or more terms of the loan, including but not limited to, a change in interest rate, an extension of the amortization period, a reduction in payment amount and partial forgiveness or deferment of principal. TDR Loans are considered to be impaired loans. Interest income on TDR Loans is recognized in the same manner as loans which are not TDRs. Once a loan is classified as a TDR, it continues to be reported as such until it is paid off or charged-off.

Charge-Off and Nonaccrual Policies and Practices  Our consumer charge-off and nonaccrual policies vary by product and are summarized below:

Product	Charge-off Policies and Practices	Nonaccrual Policies and Practices(1)
Real estate secured(2)
Beginning in December 2009, carrying value in excess of net realizable value less cost to sell are generally charged-off at or before the time foreclosure is completed or settlement is reached with the borrower but, in any event, generally no later than the end of the month in which the account becomes six months contractually delinquent. If foreclosure is not pursued (which frequently occurs on loans in the second lien position) and there is no reasonable expectation for recovery (insurance claim, title claim, pre-discharge bankrupt account), the account is generally charged-off no later than the end of the month in which the account becomes six months contractually delinquent.

Interest income accruals are suspended when principal or interest payments are more than three months contractually past due. Beginning in October 2009, interest accruals are resumed and suspended interest is recognized when the customer makes the equivalent of six qualifying payments under the terms of the loan, while maintaining a current payment status at the point of the sixth payment. If the re-aged receivable again becomes more than three months contractually delinquent, any interest accrued beyond three months delinquency is reversed.

Prior to December 2009, carrying values in excess of net realizable value were charged-off at or before the time foreclosure was completed or when settlement was reached with the borrower. If foreclosure was not pursued and there was no reasonable expectation for recovery, generally the account was charged-off no later than by the end of the month in which the account became eight months contractually delinquent.

Prior to October 2009, upon re-age interest accruals were resumed and all suspended interest was recognized. For Consumer Lending, if the re-aged receivable again became more than three months contractually delinquent, any interest accrued beyond three months delinquency was reversed.

Auto finance(3)
Carrying values in excess of net realizable value are charged off at the earlier of the following:
•   the collateral has been repossessed and sold,
•   the collateral has been in our possession for more than 30 days, or
•   the loan becomes 120 days contractually delinquent (prior to January 2009, 150 days contractually delinquent).

Interest income accruals are suspended and the portion of previously accrued interest expected to be uncollectible is written off when principal payments are more than two months contractually past due and resumed when the receivable becomes less than two months contractually past due.

Credit card	Generally charged-off by the end of the month in which the account becomes six months contractually delinquent.	Interest generally accrues until charge-off.
Personal non-credit card(4)
Beginning in December 2009, accounts are generally charged-off by the end of the month in which the account becomes six months contractually delinquent.
Prior to December 2009, accounts were generally charged-off the month following the month in which the account became nine months contractually delinquent and no payment was received in six months, but in no event exceeded 12 months contractually delinquent (except in our discontinued United Kingdom business which did not include a recency factor).

Interest income accruals are suspended when principal or interest payments are more than three months contractually past due. Interest subsequently received is generally recorded as collected and accruals are not resumed upon a re-age when the receivable becomes less than three months contractually delinquent.
For PHL's prior to October 2009 upon re-age, interest accruals were resumed and suspended interest accruals were recognized. If the receivable again becomes more than three months contractually delinquent, any interest accrued beyond three months delinquency is reversed.

____________

(1)	For our discontinued United Kingdom business, interest income accruals were suspended when principal or interest payments were more than three months contractually delinquent.

(2)	For our discontinued United Kingdom business, real estate secured carrying values in excess of net realizable value were charged-off at the time of sale.

(3)
Our Auto Finance business is now reported as discontinued operations as a result of the sale of our auto finance receivable servicing operations and auto finance receivables during 2010. See Note 3, "Discontinued Operations," for additional information. For our discontinued Canadian business, interest income accruals on auto loans were suspended and the portion of previously accrued interest expected to be uncollectible was written off when principal payments are more than three months contractually past due and resumed when the receivables become less than three months contractually past due.

(4)
For our discontinued Canadian business, delinquent personal non-credit card receivables were charged off when no payment is received in six months but in no event is an account to exceed 12 months contractually delinquent.

Charge-off involving a bankruptcy for our credit card receivables occurs by the end of the month at the earlier of 60 days after notification or 180 days delinquent. For auto finance receivables, bankrupt accounts were charged off at the earlier of (i) 60 days past due and 60 days after notification, or (ii) the end of the month in which the account becomes 120 days contractually delinquent. Prior to January 2009, auto finance accounts involving a bankruptcy were charged-off no later than the end of the month in which the loan became 210 days contractually delinquent.

Delinquency status for loans is determined using the contractual method which is based on the status of payments under the loan. An account is generally considered to be contractually delinquent when payments have not been made in accordance with the loan terms. Delinquency status may be affected by customer account management policies and practices such as the restructure, re-age or modification of accounts.

Payments applied to nonaccrual loans are generally applied first to reduce the current interest on the earliest payment due with any remainder applied to reduce the principal balance associated with that payment due.

Transfers of Financial Assets and Securitizations  Transfers of financial assets in which we have surrendered control over the transferred assets are accounted for as sales. In assessing whether control has been surrendered, we consider whether the transferee would be a consolidated affiliate, the existence and extent of any continuing involvement in the transferred financial assets and the impact of all arrangements or agreements made contemporaneously with, or in contemplation of, the transfer, even if they were not entered into at the time of transfer. Control is generally considered to have been surrendered when (i) the transferred assets have been legally isolated from us and our consolidated affiliates, even in bankruptcy or other receivership, (ii) the transferee (or, if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing that is constrained from pledging or exchanging the assets it receives, each third-party holder of its beneficial interests) has the right to pledge or exchange the assets (or beneficial interests) it received without any constraints that provide more than a trivial benefit to us, and (iii) neither we nor our consolidated affiliates and agents have (a) both the right and obligation under any agreement to repurchase or redeem the transferred assets before their maturity, (b) the unilateral ability to cause the holder to return specific financial assets that also provides us with a more-than-trivial benefit (other than through a cleanup call) and (c) an agreement that permits the transferee to require us to repurchase the transferred assets at a price so favorable that it is probable that it will require us to repurchase them.

If the sale criteria are met, the transferred financial assets are removed from our balance sheet and a gain or loss on sale is recognized. If the sale criteria are not met, the transfer is recorded as a secured borrowing in which the assets remain on our balance sheet and the proceeds from the transaction are recognized as a liability (a "secured financing"). For the majority of financial asset transfers, it is clear whether or not we have surrendered control. For other transfers, such as in connection with complex transactions or where we have continuing involvement such as servicing responsibilities, we generally obtain a legal opinion as to whether the transfer results in a true sale by law.

We have used collateral funding transactions for certain real estate secured, credit card and personal non-credit card receivables where it provides an attractive source of funding. All collateralized funding transactions remaining on our balance sheet have been structured as secured financings.

Properties and Equipment, Net  Properties and equipment are recorded at cost, net of accumulated depreciation and amortization. For financial reporting purposes, depreciation is provided on a straight-line basis over the estimated useful lives of the assets which generally range from 3 to 40 years. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the lease. Maintenance and repairs are expensed as incurred.

Repossessed Collateral  Collateral acquired in satisfaction of a loan is initially recognized at the lower of amortized cost or its fair value less estimated costs to sell and reported as either real estate owned or within other assets depending on the collateral. A valuation allowance is created to recognize any subsequent declines in fair value less estimated costs to sell. These values are periodically reviewed and adjusted against the valuation allowance but not in excess of cumulative losses previously recognized subsequent to the date of repossession. Adjustments to the valuation allowance, costs of holding repossessed collateral, and any gain or loss on disposition are credited or charged to operating expense.

Insurance  Insurance revenues on monthly premium insurance policies are recognized when billed. Insurance revenues on the remaining insurance contracts are recorded as unearned premiums and recognized into income based on the nature and terms of the underlying contracts. Liabilities for credit insurance policies are based upon estimated settlement amounts for both reported and incurred but not yet reported losses. Liabilities for future benefits on annuity contracts and specialty and corporate owned life insurance products are based on actuarial assumptions as to investment yields, mortality and withdrawals.

Intangible Assets  Intangible assets currently consist of purchased credit card relationships and related programs, other loan related relationships, technology and customer lists. Intangible assets are amortized over their estimated useful lives on a straight-line basis. These useful lives range from 7 years for certain technology and other loan related relationships to approximately 10 years for certain purchased credit card relationships and related programs. Intangible assets are reviewed for impairment using discounted cash flows annually, or earlier if events indicate that the carrying amounts may not be recoverable. We consider significant and long-term changes in industry and economic conditions to be our primary indicator of potential impairment. Impairment charges, when required, are calculated using discounted cash flow models, using inputs and assumptions consistent with those used by market participants.

Goodwill  Goodwill represents the excess purchase price over the fair value of identifiable assets acquired less liabilities assumed from business combinations. Goodwill is not amortized, but is reviewed for impairment annually using a discounted cash flow methodology. This methodology utilizes cash flow estimates based on internal forecasts updated to reflect current economic conditions and revised economic projections at the review date and discount rates that we believe adequately reflect the risk and uncertainty in our internal forecasts and are appropriate based on the implicit market rates in current comparable transactions. Impairment may be reviewed as of an interim date if circumstances indicate that the carrying amount may not be recoverable. We consider significant and long-term changes in industry and economic conditions to be our primary indicator of potential impairment.

The goodwill impairment analysis is a two step process. The first step, used to identify potential impairment, involves comparing each reporting unit's fair value to its carrying value, including goodwill. If the fair value of a reporting unit exceeds its carrying value, including allocated goodwill, there is no indication of impairment and no further procedures are required. If the carrying value including allocated goodwill exceeds fair value, the second step is performed to quantify the impairment amount, if any. If the implied fair value of goodwill, as determined using the same methodology as used in a business combination, is less than the carrying value of goodwill, an impairment charge is recorded for the excess. An impairment recognized cannot exceed the amount of goodwill assigned to a reporting unit. Subsequent reversals of goodwill impairment are not permitted. As of December 31, 2009, all of the goodwill previously recorded has been written off.

Derivative Financial Instruments  All derivatives are recognized on the balance sheet at their fair value. At the inception of a hedging relationship, we designate the derivative as a fair value hedge, a cash flow hedge, or if the derivative does not qualify in a hedging relationship, a non-hedging derivative. Fair value hedges include hedges of the fair value of a recognized asset or liability and certain foreign currency hedges. Cash flow hedges include hedges of the variability of cash flows to be received or paid related to a recognized asset or liability and certain foreign currency hedges.

Changes in the fair value of derivatives designated as fair value hedges, along with the change in fair value on the hedged risk, are recorded as derivative related income (expense) in the current period. Changes in the fair value of derivatives designated as cash flow hedges, to the extent effective as a hedge, are recorded in accumulated other comprehensive income (loss) and reclassified into net interest margin in the period during which the hedged item affects earnings. Changes in the fair value of derivative instruments not designated as hedging instruments and ineffective portions of changes in the fair value of hedging instruments are recognized in other revenue as derivative related income (expense) in the current period. Realized gains and losses as well as changes in the fair value of derivative instruments associated with fixed rate debt we have designated at fair value are recognized in other revenues as gain (loss) on debt designated at fair value and related derivatives in the current period.

For derivative instruments designated as qualifying hedges, we formally document all relationships between hedging instruments and hedged items. This documentation includes our risk management objective and strategy for undertaking various hedge transactions, as well as how hedge effectiveness and ineffectiveness will be measured. This process includes linking derivatives to specific assets and liabilities on the balance sheet. We also formally assess, both at the hedge's inception and on a quarterly basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. This assessment is conducted using statistical regression analysis. When as a result of the quarterly assessment, it is determined that a derivative is not expected to continue to be highly effective as a hedge or that it has ceased to be a highly effective hedge, we discontinue hedge accounting as of the beginning of the quarter in which such determination was made.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective hedge, the derivative will continue to be carried on the balance sheet at its fair value, with changes in its fair value recognized in current period earnings. For fair value hedges, the formerly hedged asset or liability will no longer be adjusted for changes in fair value and any previously recorded adjustments to the carrying value of the hedged asset or liability will be amortized in the same manner that the hedged item affects income. For cash flow hedges, amounts previously recorded in accumulated other comprehensive income (loss) will be reclassified into income in the same manner that the hedged item affects income.

If the hedging instrument is terminated early, the derivative is removed from the balance sheet. Accounting for the adjustments to the hedged asset or liability or adjustments to accumulated other comprehensive income (loss) are the same as described above when a derivative no longer qualifies as an effective hedge.

If the hedged asset or liability is sold or extinguished, the derivative will continue to be carried on the balance sheet until termination at its fair value, with changes in its fair value recognized in current period earnings. The hedged item, including previously recorded mark-to-market adjustments, is derecognized immediately as a component of the gain or loss upon disposition.

Foreign Currency Translation  Effects of foreign currency translation in the statements of cash flows, primarily a result of the specialty insurance products we offer in Canada, were offset against the cumulative foreign currency adjustment within accumulated other comprehensive income, except for the impact on cash. Foreign currency transaction gains and losses are included in income as they occur.

Prior to the sale of our U.K. and Canadian Operations in 2008, the functional currency for each of these foreign subsidiaries was its local currency. Assets and liabilities of these subsidiaries were translated at the rate of exchange in effect on the balance sheet date. Translation adjustments resulting from this process were accumulated in common shareholder's equity as a component of accumulated other comprehensive income (loss). Income and expenses were translated at the average rate of exchange prevailing during the year.

Share-Based Compensation  We account for all awards of HSBC stock granted to employees under various share option, restricted share, restricted stock units and employee stock purchase plans using the fair value based measurement method of accounting. The fair value of the rewards granted is recognized as expense over the requisite service period (e.g., vesting period), generally one, three or five years for options and three years for restricted share awards. The fair value of each option granted, measured at the grant date, is calculated using a methodology that is based on the underlying assumptions of the Black-Scholes option pricing model.

Compensation expense relating to restricted share awards is based upon the fair value of the shares on the date of grant.

Pension and Other Postretirement Benefits  We recognize the funded status of our postretirement benefit plans on the consolidated balance sheets with the offset to accumulated other comprehensive income (loss), net of tax. Net postretirement benefit cost charged to current earnings related to these plans is based on various actuarial assumptions regarding expected future experience.

Certain of our employees are participants in various defined contribution and other non-qualified supplemental retirement plans. Our contributions to these plans are charged to current earnings.

Through various subsidiaries, we maintain various 401(k) plans covering substantially all employees. Employer contributions to the plan, which are charged to current earnings, are based on employee contributions.

Income Taxes  HSBC Finance Corporation is included in HSBC North America's consolidated federal income tax return and in various combined state income tax returns. As such, we have entered into a tax allocation agreement with HSBC North America and its subsidiary entities ("the HNAH Group") included in the consolidated returns which governs the current amount of taxes to be paid or received by the various entities included in the consolidated return filings. Generally, such agreements allocate taxes to members of the HNAH Group based on the calculation of tax on a separate return basis, adjusted for the utilization or limitation of tax credits of the consolidated group. To the extent all the tax attributes available cannot be currently utilized by the consolidated group, the proportionate share of the utilized attribute is allocated based on each affiliate's percentage of the available attribute computed in a manner that is consistent with the taxing jurisdiction's laws and regulations regarding the ordering of utilization. In addition, we file some unconsolidated state tax returns.

We recognize deferred tax assets and liabilities for the future tax consequences related to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax credits and net operating and other losses. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the deferred tax items are expected to be realized. If applicable, valuation allowances are recorded to reduce deferred tax assets to the amounts we conclude are more-likely-than-not to be realized. Since we are included in HSBC North America's consolidated federal tax return and various combined state tax returns, the related evaluation of the recoverability of the deferred tax assets is performed at the HSBC North America legal entity level. We look at the HNAH Group's consolidated deferred tax assets and various sources of taxable income, including the impact of HSBC and HNAH Group tax planning strategies, in reaching conclusions on recoverability of deferred tax assets. The HNAH Group evaluates deferred tax assets for recoverability using a consistent approach which considers the relative impact of negative and positive evidence, including historical financial performance, projections of future taxable income, future reversals of existing taxable temporary differences, tax planning strategies and any available carryback capacity. In evaluating the need for a valuation allowance, the HNAH Group estimates future taxable income based on management approved business plans, future capital requirements and ongoing tax planning strategies, including capital support from HSBC necessary as part of such plans and strategies. This process involves significant management judgment about assumptions that are subject to change from period to period. Only those tax planning strategies that are both prudent and feasible, and for which management has the ability and intent to implement, are incorporated into our analysis and assessment.

Where a valuation allowance is determined to be necessary at the HNAH consolidated level, such allowance is allocated to principal subsidiaries within the HNAH Group in a manner that is systematic, rational and consistent with the broad principles of accounting for income taxes. The methodology allocates the valuation allowance to the principal subsidiaries based primarily on the entity's relative contribution to the growth of the HNAH consolidated deferred tax asset against which the valuation allowance is being recorded.

Further evaluation is performed at the HSBC Finance Corporation legal entity level to evaluate the need for a valuation allowance where we file separate company state income tax returns. Investment tax credits generated by leveraged leases are accounted for using the deferral method. Changes in estimates of the basis in our assets and liabilities or other estimates recorded at the date of our acquisition by HSBC are recorded through earnings. Prior to the adoption on January 1, 2009 of guidance issued by the FASB with respect to business combinations, these changes in estimates were adjusted against goodwill when it was determined that the difference pertained to a balance originating prior to our acquisition by HSBC.

Transactions with Related Parties  In the normal course of business, we enter into transactions with HSBC and its subsidiaries. These transactions occur at prevailing market rates and terms and include funding arrangements, derivative execution, purchases and sales of receivables, sales of businesses, servicing arrangements, information technology services, item processing and statement processing services, banking and other miscellaneous services, human resources, corporate affairs and other shared services in North America and beginning in 2010 also included tax, finance, compliance and legal.

New Accounting Pronouncements Adopted

Accounting for Transfers of Financial Assets  In June 2009, the FASB issued guidance which amended the accounting for transfers of financial assets by eliminating the concept of a qualifying special-purpose entity ("QSPE") and provided additional guidance with regard to the accounting for transfers of financial assets. The guidance became effective for all interim and annual periods beginning after November 15, 2009. The adoption of this guidance on January 1, 2010 did not have any impact on our financial position or results of operations.

Accounting for Consolidation of Variable Interest Entities  In June 2009, the FASB issued guidance which amended the accounting rules related to the consolidation of variable interest entities ("VIE"). The guidance changed the approach for determining the primary beneficiary of a VIE from a quantitative risk and reward model to a qualitative model, based on control and economics. The guidance became effective for all interim and annual periods beginning after November 15, 2009. The adoption of this guidance on January 1, 2010 did not have an impact on our financial position or results of operations. See Note 25, "Variable Interest Entities," in these consolidated financial statements for additional information.

Improving Disclosures about Fair Value Measurements  In January 2010, the FASB issued guidance to improve disclosures about fair value measurements. The guidance requires entities to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair measurements and describe the reasons for those transfers. It also requires the Level 3 reconciliation to be presented on a gross basis, while disclosing purchases, sales, issuances and settlements separately. The guidance became effective for interim and annual financial periods beginning after December 15, 2009 except for the requirement to present the Level 3 reconciliation on a gross basis, which is effective for interim and annual periods beginning after December 15, 2010. We adopted the new disclosure requirements in their entirety effective January 1, 2010. See Note 26, "Fair Value Measurements" in these consolidated financial statements.

Subsequent Events  In February 2010, the FASB amended certain recognition and disclosure requirements for subsequent events. The guidance clarified that an entity that either (a) is an SEC filer, or (b) is a conduit bond obligor for conduit debt securities that are traded in a public market is required to evaluate subsequent events through the date the financial statements are issued and in all other cases through the date the financial statements are available to be issued. The guidance eliminated the requirement to disclose the date through which subsequent events are evaluated for an SEC filer. The guidance was effective upon issuance. Adoption did not have an impact on our financial position or results of operations.

Derivatives and Hedging  In March 2010, the FASB issued a clarification on the scope exception for embedded credit derivatives. The guidance eliminated the scope exception for credit derivatives embedded in interests in securitized financial assets, unless the credit derivative is created solely by subordination of one financial debt instrument to another. The guidance became effective beginning in the third quarter of 2010. Adoption did not have any impact to our financial position or results of operations.

Loan Modifications  In April 2010, the FASB issued guidance affecting the accounting for loan modifications for those loans that are acquired with deteriorated credit quality and are accounted for on a pool basis. It clarified that the modifications of such loans do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows of the pool change. The new guidance became effective prospectively for modifications to loans acquired with deteriorating credit quality and accounted for on a pool basis occurring in the first interim or annual period ending on or after July 15, 2010. Adoption did not have any impact on our financial position or results of operations.

Credit Quality and Allowance for Credit Losses Disclosures  In July 2010, the FASB issued guidance to provide more transparency about an entity's allowance for credit losses and the credit quality of its financing receivables. The guidance amends the existing disclosure requirements by requiring an entity to provide a greater level of disaggregated information to assist financial statement users in assessing its credit risk exposures and evaluating the adequacy of its allowance for credit losses. Additionally, the update requires an entity to disclose credit quality indicators, past due information, and modification of its financing receivables. The amendment is effective beginning interim and annual reporting periods ending on or after December 15, 2010. However, in January 2011, the FASB delayed the disclosure requirements regarding troubled debt restructurings. The new disclosures about troubled debt restructurings are anticipated to be effective for interim and annual periods ending after June 15, 2011. We adopted the new disclosures in the amendment, excluding the disclosures related to troubled debt restructurings which have been delayed, during the year ended December 31, 2010. For purposes of our credit quality and allowance for credit losses disclosures, we have determined we have one portfolio segment (consumer receivables) and our products within this portfolio segment represent our receivable classes. See Note 7, "Receivables," and Note 9, "Credit Loss Reserves," in these consolidated financial statements for the expanded disclosure.

3.  Discontinued Operations

2010 Discontinued Operations:

Taxpayer Financial Services During the third quarter of 2010, the Internal Revenue Service ("IRS") announced it would stop providing information regarding certain unpaid obligations of a taxpayer (the "Debt Indicator"), which has historically served as a significant part of our underwriting process in our Taxpayer Financial Services ("TFS") business. We determined that, without use of the Debt Indicator, we could no longer offer the product that has historically accounted for the substantial majority of our TFS loan production and that we might not be able to offer the remaining products available under the program in a safe and sound manner. As a result, in December 2010, it was determined that we would not offer any tax refund anticipation loans or related products for the 2011 tax season and we exited the TFS business. As a result of this decision, our TFS business, which was previously considered a non-core business, is now reported in discontinued operations. During the fourth quarter of 2010 we recorded closure costs of $25 million which primarily reflect severance costs and the write off of certain pre-paid assets which are included as a component of loss from discontinued operations. As a result of this transaction, our TFS business, previously included in the "All Other" caption within our segment reporting, is now reported as discontinued operations.

The following summarizes the operating results of our TFS business for the periods presented:

Year Ended December 31,	2010	2009	2008
	(in millions)
Net interest income and other revenues(1)	$68	$106	$158
Income from discontinued operations before income tax	20	62	103
____________

(1)
Interest expense, which is included as a component of net interest income, has been allocated to discontinued operations in accordance with our existing internal transfer pricing policy. This policy uses match funding based on the expected lives of the assets and liabilities of the business at the time of origination, subject to periodic review, as demonstrated by the expected cash flows and re-pricing characteristics of the underlying assets.

The following summarizes the assets and liabilities of our TFS business at December 31, 2010 and 2009 which are now reported as Assets of discontinued operations and Liabilities of discontinued operations in our consolidated balance sheet.

At December 31,	2010	2009
	(in millions)
Deferred income tax, net	$3	$4
Other assets	55	76
Assets of discontinued operations	$58	$80
Other liabilities	$10	$7
Liabilities of discontinued operations	$10	$7

Auto Finance In March 2010, we sold our auto finance receivable servicing operations as well as auto finance receivables with a carrying value of $927 million, of which $379 million was purchased at estimated fair value from

HSBC Bank USA immediately prior to the sale, to Santander Consumer USA Inc. ("SC USA") for $930 million in cash. Under the terms of the agreement, our auto finance servicing facilities in San Diego, California and Lewisville, Texas were assigned to SC USA at the time of close and the majority of the employees from those locations were offered the opportunity to transfer to SC USA. SC USA then serviced the remainder of our auto finance receivable portfolio. As the receivables sold were previously classified as held for sale and written down to fair value, we recorded a gain of $5 million ($3 million after-tax) during the first quarter of 2010 which primarily related to the sale of the auto servicing platform and reversal of certain accruals related to leases assumed by SC USA.

In August 2010, we sold the remainder of our auto finance receivable portfolio with an outstanding principal balance of $2.6 billion at the time of sale and other related assets to SC USA. The aggregate sales price for the auto finance receivables and other related assets was $2.5 billion which included the transfer of $431 million of indebtedness secured by auto finance receivables, resulting in net cash proceeds of $2.1 billion. We recorded a net loss as a result of this transaction of $43 million ($28 million after-tax) during the third quarter of 2010. This net loss is included as a component of loss from discontinued operations. Severance costs recorded as a result of this transaction were less than $1 million and are included as a component of loss from discontinued operations. As a result of this transaction, our Auto Finance business, previously included in our Consumer Segment, is now reported as discontinued operations.

The following summarizes the operating results of our Auto Finance business for the periods presented:

Year Ended December 31,	2010	2009	2008
	(in millions)
Net interest income and other revenues(1)	$219	$548	$960
Loss from discontinued operations before income tax	(46)	(33)	(324)
____________

(1)
Interest expense, which is included as a component of net interest income, has been allocated to discontinued operations in accordance with our existing internal transfer pricing policy. This policy uses match funding based on the expected lives of the assets and liabilities of the business at the time of origination, subject to periodic review, as demonstrated by the expected cash flows and re-pricing characteristics of the underlying assets.

The following summarizes the assets and liabilities of our Auto Finance business at December 31, 2010 and 2009 which are now reported as Assets of discontinued operations and Liabilities of discontinued operations in our consolidated balance sheet. Other assets of discontinued operations at December 31, 2010 reflects current income taxes receivable on our Auto Finance business for the 2010 tax year.

At December 31,	2010	2009
	(in millions)
Cash	$-	$22
Receivables, net of credit loss reserves of $172 million at December 31, 2009	-	3,823
Receivables held for sale	-	533
Deferred income tax, net	4	123
Other assets	134	327
Assets of discontinued operations	$138	$4,828
Long-term debt	$-	$778
Other liabilities	7	29
Liabilities of discontinued operations	$7	$807

Prior to the sale of our remaining auto finance receivable portfolio as discussed above, in January 2009, we sold certain auto finance receivables with an aggregate outstanding principal balance of $3.0 billion to HSBC Bank USA for an aggregate sales price of $2.8 billion. The sales price was based on an independent valuation opinion based on the fair values of the receivable in September 2008, the date the transaction terms were agreed upon. As a result, in the first quarter of 2009 we recorded a gain of $7 million ($4 million after-tax) on the sale of these auto finance receivables which is now reflected as a component of loss from discontinued operations. We continued to service these auto finance receivables for HSBC Bank USA for a fee until the sale of our auto finance servicing operations in March 2010.

2008 Discontinued Operations:

United Kingdom In May 2008, we sold all of the common stock of Household International Europe, the holding company for our United Kingdom operations ("U.K. Operations") to HSBC Overseas Holdings (UK) Limited ("HOHU"), a subsidiary of HSBC. The sales price was GBP 181 million (equivalent to approximately $359 million at the time of sale). At the time of the sale, the assets of the U.K. Operations consisted primarily of net receivables of $4.6 billion and the liabilities consisted primarily of amounts due to HSBC affiliates of $3.6 billion. As a result of this transaction, HOHU assumed the liabilities of our U.K. Operations outstanding at the time of the sale. Because the sale was between affiliates under common control, the book value of the investment in our U.K. Operations in excess of the consideration received at the time of sale which totaled $576 million was recorded as a decrease to common shareholder's equity. Of this amount, $196 million was reflected as a decrease to additional paid-in-capital and $380 million was reflected as a decrease to other comprehensive income (loss), primarily related to foreign currency translation adjustments. There was no tax benefit recorded as a result of this transaction. Our U.K. Operations were previously reported in the International Segment.

Prior to the sale of our entire U.K. operations in May 2008, we had disposed of our U.K. insurance operations in November 2007 and our European operations in November 2006 which were part of our U.K. Operations as well as our U.K. credit card business in December 2005. None of these individual transactions previously qualified for discontinued operations presentation. However, as a result of reclassifying our entire remaining U.K. Operations as discontinued, the results of these previous dispositions are now included in our discontinued operation results for all historical periods.

The following summarizes the operating results of our U.K. Operations for the periods presented:

Year Ended December 31,	2008
(in millions)
Net interest income and other revenues	$190
Loss from discontinued operations before income tax	(14)

Canada On November 30, 2008, we sold the common stock of HSBC Financial Corporation Limited, the holding company for our Canadian business ("Canadian Operations") to HSBC Bank Canada. The sales price was approximately $279 million (based on the exchange rate on the date of sale). At the time of the sale, the assets of the Canadian Operations consisted primarily of net receivables of $3.1 billion, available-for-sale securities of $98 million and goodwill of $65 million. Liabilities at the time of the sale consisted primarily of long-term debt of $3.1 billion. As a result of this transaction, HSBC Bank Canada assumed the liabilities of our Canadian Operations outstanding at the time of the sale. However, we continue to guarantee the long-term and medium-term notes issued by our Canadian business prior to the sale. As of December 31, 2010, the outstanding balance of the guaranteed notes was $1.5 billion and the latest scheduled maturity of the notes is May 2012. Because the sale was between affiliates under common control, the book value of the investment in our Canadian Operations in excess of the consideration received at the time of sale which totaled $40 million was recorded as a decrease to common shareholder's equity. Of this amount, $46 million was reflected as a decrease to additional paid-in-capital and $6 million was reflected as an increase to other comprehensive income (loss), primarily related to foreign currency translation adjustments. There was no tax benefit recorded as a result of this transaction. Our Canadian Operations were previously reported in the International Segment.

The following summarizes the operating results of our Canadian Operations for the periods presented:

Year Ended December 31,	2008
(in millions)
Net interest income and other revenues	$486
Income from discontinued operations before income tax	8

4.  Receivable Portfolio Sales to HSBC Bank USA

In January 2009, we sold our General Motors MasterCard receivable portfolio ("GM Portfolio") and our Union Plus MasterCard/Visa receivable portfolio ("UP Portfolio") with an aggregate outstanding principal balance of $6.3 billion and $6.1 billion, respectively, to HSBC Bank USA. The aggregate sales price for the GM and UP Portfolios was $12.2 billion which included the transfer of approximately $6.1 billion of indebtedness, resulting in net cash proceeds of $6.1 billion. The sales price was determined based on independent valuation opinions based on the fair values of the pool of receivables in late November and early December 2008, the dates the transaction terms were agreed upon, respectively. As a result, during the first quarter of 2009 we recorded a gain of $130 million ($84 million after-tax) on the sale of the GM and UP Portfolios. This gain was partially offset by a loss of $(80) million ($(51) million after-tax) recorded on the termination of cash flow hedges associated with the $6.1 billion of indebtedness transferred to HSBC Bank USA as part of these transactions. We retained the customer account relationships and by agreement we sell additional receivable originations generated under existing and future accounts to HSBC Bank USA on a daily basis at a sales price for each type of portfolio determined using a fair value which is calculated semi-annually. We continue to service the receivables sold to HSBC Bank USA for a fee.

As it relates to our discontinued auto finance operations, in January 2009, we sold certain auto finance receivables with an aggregate outstanding principal balance of $3.0 billion to HSBC Bank USA for an aggregate sales price of $2.8 billion. See Note 3, "Discontinued Operations," for additional information.

See Note 23, "Related Party Transactions," for further discussion of the daily receivable sales to HSBC Bank USA and how fair value is determined.

5.  Strategic Initiatives

As discussed in prior filings, in prior years we performed several comprehensive evaluations of the strategies and opportunities of our operations. As a result of these various evaluations, we discontinued all new customer account originations except in our credit card business. There were no strategic initiatives during 2010 related to our continuing operations. Summarized below are a number of strategic actions which were undertaken in mid-2007, 2008 and 2009 for our continuing operations as a result of our evaluations:

2009 Strategic Initiatives  During 2009, we undertook a number of actions including the following:

>   Throughout 2009, we decided to exit certain lease arrangements and consolidate a variety of locations across the United States. The process of closing and consolidating these facilities, which began during the second quarter of 2009, was completed during the fourth quarter of 2010. As a result, we have exited certain facilities and/or significantly reduced our occupancy space in the following locations: Bridgewater, New Jersey; Minnetonka, Minnesota; Wood Dale, Illinois; Elmhurst, Illinois; Sioux Falls, South Dakota and Tampa, Florida. Additionally, we have consolidated our operations in Virginia Beach, Virginia into our Chesapeake, Virginia facility and consolidated certain servicing functions previously performed in Brandon, Florida to facilities in Buffalo, New York and Elmhurst, Illinois.

> In late February 2009, we decided to discontinue new customer account originations for all products by our Consumer Lending business and close all branch offices.

Summary of restructuring liability related to 2009 strategic initiatives  The following summarizes the changes in the restructure liability during the year ended December 31, 2010 and 2009, respectively, relating to actions implemented during 2009:

	One-Time Termination and Other Employee Benefits	Lease Termination and Associated Costs	Other	Total
	(in millions)
Year ended December 31, 2010:
Restructuring liability at January 1, 2010	$10	$12	$2	$24
Restructuring costs recorded during the period	1	5	-	6
Restructuring costs paid during the period	(7)	(10)	-	(17)
Adjustments to the restructure liability during the period	-	(1)	(2)	(3)
Restructure liability at December 31, 2010	$4	$6	$-	$10
Year ended December 31, 2009:
Restructuring liability at January 1, 2009	$-	$-	$-	$-
Restructuring costs recorded during the period	79	57	11	147
Restructuring costs paid during the period	(69)	(45)	(9)	(123)
Adjustments to the restructure liability during the period	-	-	-	-
Restructure liability at December 31, 2009	$10	$12	$2	$24

2008 Strategic Initiatives  During 2008, we undertook a number of actions including the following:

> During the third quarter of 2008, closed servicing facilities located in Jacksonville, Florida and White Marsh, Maryland in our Card and Retail Services business and redeployed these activities to other facilities in our Card and Retail Services business.

> Reduced headcount in our Card and Retail Services business during the fourth quarter of 2008; and

> Ceased operations of Solstice Capital Group, Inc, a subsidiary of our Consumer Lending business which originated real estate secured receivables for resale.

Summary of Restructuring Liability Related to 2008 Strategic Initiatives  The following summarizes the changes in the restructure liability during the years ended December 31, 2010, 2009 and 2008 relating to the actions implemented during 2008:

	One-Time Termination and Other Employee Benefits	Lease Termination and Associated Costs	Total
	(in millions)
Year ended December 31, 2010:
Restructure liability at January 1, 2010	$-	$1	$1
Restructuring costs paid during the period	-	(1)	(1)
Restructure liability at December 31, 2010	$-	$-	$-
Year ended December 31, 2009:
Restructure liability at January 1, 2009	$6	$4	$10
Restructuring costs paid during the period	(6)	(1)	(7)
Adjustments to the restructuring liability during the period	-	(2)	(2)
Restructure liability at December 31, 2009	$-	$1	$1
Year ended December 31, 2008:
Restructure liability at January 1, 2008	$-	$-	$-
Restructuring costs recorded during the period	10	6	16
Restructuring costs paid during the period	(4)	(2)	(6)
Restructure liability at December 31, 2008	$6	$4	$10

2007 Strategic Initiatives  Beginning in mid-2007 we undertook a number of actions including the following:

> Discontinued correspondent channel acquisitions of our Mortgage Services business;

> Ceased operations of Decision One Mortgage Company;

> Reduced Consumer Lending branch network to approximately 1,000 branches at December 31, 2007; and

> Closed our loan underwriting, processing and collections center in Carmel, Indiana.

Summary of Restructuring Liability Related to 2007 Strategic Initiatives  The following summarizes the changes in the restructure liability during the years ended December 31, 2010, 2009 and 2008 relating to the actions implemented during 2007:

	One-Time Termination and Other Employee Benefits	Lease Termination and Associated Costs	Total
	(in millions)
Year ended December 31, 2010:
Restructure liability at January 1, 2010	$-	$14	$14
Adjustments to the restructure liability during the period	-	(14)	(14)
Restructure liability at December 31, 2010	$-	$-	$-
Year ended December 31, 2009:
Restructure liability at January 1, 2009	$1	$17	$18
Restructuring costs paid during the period	(1)	(3)	(4)
Restructure liability at December 31, 2009	$-	$14	$14
Year ended December 31, 2008:
Restructure liability at January 1, 2008	$17	$37	$54
Restructuring costs recorded during the period	-	4	4
Restructuring costs paid during the period	(9)	(21)	(30)
Adjustments to the restructure liability during the period	(7)	(3)	(10)
Restructure liability at December 31, 2008	$1	$17	$18

Summary of Strategic Initiatives  The following table summarizes the net cash and non-cash expenses recorded for all restructuring activities during the years ended December 31, 2010, 2009 and 2008:

	One-Time Termination and Other Employee Benefits(1)	Lease Termination and Associated Costs(2)	Other(3)	Fixed Assets and Other Non-Cash Adjustments(4)	Total
	(in millions)
Year ended December 31, 2010:
2009 Facility Closures	$-	$5	$-	$-	$5
2009 Consumer Lending Closure	1	(1)	(2)	-	(2)
2007 Mortgage Services initiatives	-	(14)	-	-	(14)
Total expense (expense release)	$1	$(10)	$(2)	$-	$(11)
Year ended December 31, 2009:
2009 Facility Closures	$6	$4	$-	$3	$13
2009 Consumer Lending Closure(5)	73	53	11	14	151
2008 Card and Retail Services initiatives	-	(2)	-	-	(2)
Total expense (expense release)	$79	$55	$11	$17	$162
Year ended December 31, 2008:
2008 Card and Retail Services initiatives	$9	$6	$-	$-	$15
2008 Solstice Closure	1	-	-	-	1
2007 Mortgage Services initiatives	(4)	2	-	-	(2)
2007 Consumer Lending initiatives	(1)	(1)	-	-	(2)
2007 Carmel Facility closure	(2)	-	-	-	(2)
Total expense (expense release)	$3	$7	$-	$-	$10
____________

(1)	One-time termination and other employee benefits are included as a component of Salaries and employee benefits in the consolidated statement of income (loss).

(2)	Lease termination and associated costs are included as a component of Occupancy and equipment expenses in the consolidated statement of income (loss).

(3)	The other expenses are included as a component of Other servicing and administrative expenses in the consolidated statement of income (loss).

(4)
Includes $32 million fixed asset write-offs during 2009, which were recorded as a component of Other servicing and administrative expenses in the consolidated statement of income (loss). Other expenses during 2009 also includes $3 million relating to stock based compensation and other benefits, a curtailment gain of $16 million and a reduction of pension expense of $2 million which were recorded as a component of Salaries and employee benefits in the consolidated statement of income (loss).

(5)	Excludes intangible asset impairment charges of $14 million recorded during 2009.

6.  Securities

Securities consisted of the following available-for-sale investments:

December 31, 2010	Amortized Cost	Non-Credit Loss Component of OTTI Securities(4)	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in millions)
U.S. Treasury	$341	$-	$8	$-	$349
U.S. government sponsored enterprises(1)	282	-	4	(1)	285
U.S. government agency issued or guaranteed	10	-	1	-	11
Obligations of U.S. states and political subdivisions	29	-	1	-	30
Asset-backed securities(2)	65	(7)	2	-	60
U.S. corporate debt securities(3)	1,714	-	94	(6)	1,802
Foreign debt securities(5)	424	-	19	(1)	442
Equity securities	9	-	-	-	9
Money market funds	353	-	-	-	353
Subtotal	3,227	(7)	129	(8)	3,341
Accrued investment income	30	-	-	-	30
Total securities available-for-sale	$3,257	$(7)	$129	$(8)	$3,371

December 31, 2009	Amortized Cost	Non-Credit Loss Component of OTTI Securities(4)	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in millions)
U.S. Treasury	$196	$-	$1	$(1)	$196
U.S. government sponsored enterprises(1)	95	-	3	(1)	97
U.S. government agency issued or guaranteed	20	-	1	-	21
Obligations of U.S. states and political subdivisions	31	-	1	-	32
Asset-backed securities(2)	94	(11)	2	(2)	83
U.S. corporate debt securities(3)	1,684	-	60	(20)	1,724
Foreign debt securities(5)	351	-	15	-	366
Equity securities	12	-	-	-	12
Money market funds	627	-	-	-	627
Subtotal	3,110	(11)	83	(24)	3,158
Accrued investment income	29	-	-	-	29
Total securities available-for-sale	$3,139	$(11)	$83	$(24)	$3,187
____________

(1)
Includes $33 million and $65 million of mortgage-backed securities issued by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation as of December 31, 2010 and 2009, respectively.

(2)	At December 31, 2010 and 2009, the majority of our asset-backed securities are residential mortgage-backed securities.

(3)	At December 31, 2010 and 2009, the majority of our U.S. corporate debt securities represent investments in the financial services, consumer products, healthcare and industrials sectors.

(4)
For available-for-sale debt securities which are other-than-temporarily impaired, the non-credit loss component of other-than-temporary impairment is recorded in accumulated other comprehensive income beginning in 2009.

(5)	There were no foreign debt securities issued by the governments of Portugal, Ireland, Italy, Greece or Spain at December 31, 2010 or 2009.

A summary of gross unrealized losses and related fair values as of December 31, 2010 and 2009, classified as to the length of time the losses have existed follows:

	Less Than One Year			Greater Than One Year
December 31, 2010	Number of Securities	Gross Unrealized Losses	Aggregate Fair Value of Investments	Number of Securities	Gross Unrealized Losses	Aggregate Fair Value of Investments
	(dollars are in millions)
U.S. Treasury	1	$-	$25	-	$-	$-
U.S. government sponsored enterprises	13	(1)	139	-	-	-
U.S. government agency issued or guaranteed	-	-	-	-	-	-
Obligations of U.S. states and political subdivisions	4	-	5	-	-	-
Asset-backed securities	-	-	-	8	(7)	18
U.S. corporate debt securities	100	(5)	209	6	(1)	23
Foreign debt securities	24	(1)	56	-	-	-
Equity Securities	1	-	4	-	-	-
	143	$(7)	$438	14	$(8)	$41

	Less Than One Year			Greater Than One Year
December 31, 2009	Number of Securities	Gross Unrealized Losses	Aggregate Fair Value of Investments	Number of Securities	Gross Unrealized Losses	Aggregate Fair Value of Investments
	(dollars are in millions)
U.S. Treasury	17	$(1)	$97	-	$-	$-
U.S. government sponsored enterprises	1	-	5	1	(1)	4
U.S. government agency issued or guaranteed	-	-	-	-	-	-
Obligations of U.S. states and political subdivisions	-	-	-	1	-	-
Asset-backed securities	7	(1)	10	18	(12)	34
U.S. corporate debt securities	59	(3)	170	50	(17)	150
Foreign debt securities	12	-	33	-	-	-
	96	$(5)	$315	70	$(30)	$188

Gross unrealized losses decreased during 2010 primarily due to the impact of lower interest rates. We have reviewed our securities for which there is an unrealized loss in accordance with our accounting policies for other-than-temporary impairment ("OTTI"). As a result of this review, OTTI of less than $1 million was recognized in earnings on certain debt securities during 2010. In addition, we recognized a recovery in accumulated other comprehensive income relating to the non-credit component of other-than-temporary impairment previously recognized in accumulated other comprehensive income totaling $4 million during 2010.

Our decision in the first quarter of 2009 to discontinue new customer account originations in our Consumer Lending business adversely impacted certain insurance subsidiaries that held perpetual preferred securities. Therefore, during the first quarter of 2009 we determined it was more-likely-than-not that we would be required to sell the portfolio of perpetual preferred securities prior to recovery of amortized cost and, therefore, these securities were deemed to be other-than-temporarily impaired. We subsequently sold our entire portfolio of perpetual preferred securities during the second quarter of 2009. During 2009, we recorded $20 million of impairment losses related to these perpetual preferred securities as a component of investment income. The entire unrealized loss was recorded in earnings in accordance with new accounting guidance which we early adopted effective January 1, 2009 related to the recognition of other-than-temporary impairment and is described more fully below, as we determined it was more-likely-than-not that we would be required to sell the portfolio of perpetual preferred securities prior to recovery of amortized cost. Additionally, during the fourth quarter of 2009, certain asset-backed securities were determined to be other-than-temporarily impaired which resulted in an other-than-temporary impairment of $16 million being recognized on these investments. The credit loss component of the impairment on these debt securities which totaled $5 million was recorded as a component of OTTI losses in the consolidated statement of income (loss), while the remaining non-credit portion of the OTTI loss which totaled $11 million was recognized in other comprehensive income (loss).

We do not consider any other securities to be other-than-temporarily impaired because we expect to recover the entire amortized cost basis of the securities and we neither intend to nor expect to be required to sell the securities prior to recovery, even if that equates to holding securities until their individual maturities. However, additional other-than-temporary impairments may occur in future periods if the credit quality of the securities deteriorates.

On-Going Assessment for Other-Than-Temporary Impairment  On a quarterly basis, we perform an assessment to determine whether there have been any events or economic circumstances to indicate that a security with an unrealized loss has suffered other-than-temporary impairment. A debt security is considered impaired if the fair value is less than its amortized cost basis at the reporting date. If impaired, we then assess whether the unrealized loss is other-than-temporary.

An unrealized loss is generally deemed to be other-than-temporary and a credit loss is deemed to exist if the present value of the expected future cash flows is less than the amortized cost basis of the debt security. As a result, the credit loss component of an other-than-temporary impairment write-down for debt securities is recorded in earnings while the remaining portion of the impairment loss is recognized net of tax in other comprehensive income (loss) provided we do not intend to sell the underlying debt security and it is more-likely-than-not that we would not have to sell the debt security prior to recovery.

For all our debt securities, as of the reporting date we do not have the intention to sell these securities and believe we will not be required to sell these securities for contractual, regulatory or liquidity reasons.

We consider the following factors in determining whether a credit loss exists and the period over which the debt security is expected to recover:

• The length of time and the extent to which the fair value has been less than the amortized cost basis;

• The level of credit enhancement provided by the structure which includes, but is not limited to, credit subordination positions, overcollateralization, protective triggers and financial guarantees provided by monoline wraps;

• Changes in the near term prospects of the issuer or underlying collateral of a security, such as changes in default rates, loss severities given default and significant changes in prepayment assumptions;

• The level of excess cash flows generated from the underlying collateral supporting the principal and interest payments of the debt securities; and

• Any adverse change to the credit conditions of the issuer or the security such as credit downgrades by the rating agencies.

At December 31, 2010, approximately 92 percent of our corporate debt securities are rated A- or better and approximately 66 percent of our asset-backed securities, which totaled $60 million are rated "AAA." Although OTTI of less than $1 million was recorded in earnings during 2010, without a sustained economic recovery, additional other-than-temporary impairments may occur in future periods.

Proceeds from the sale, call or redemption of available-for-sale investments totaled $216 million, $171 million and $229 million during 2010, 2009 and 2008, respectively. We realized gross gains of $7 million, $13 million and $5 million during 2010, 2009 and 2008, respectively. We realized gross losses of less than $1 million, $3 million and $14 million during during 2010, 2009 and 2008, respectively.

Contractual maturities and yields on investments in debt securities for those with set maturities were as follows:

December 31, 2010	Due Within 1 Year	After 1 but Within 5 Years	After 5 but Within 10 Years	After 10 Years	Total
	(dollars are in millions)
U.S. Treasury:
Amortized cost	$108	$232	$1	$-	$341
Fair value	109	239	1	-	349
Yield(1)	.81%	2.19%	4.96%	-	1.76%
U.S. government sponsored enterprises:
Amortized cost	$109	$114	$32	$27	$282
Fair value	109	113	35	28	285
Yield(1)	.26%	1.34%	4.71%	4.80%	1.64%
U.S. government agency issued or guaranteed:
Amortized cost	$-	$-	$-	$10	$10
Fair value	-	-	-	11	11
Yield(1)	-	-	-	5.01%	5.01%
Obligations of U.S. states and political subdivisions:
Amortized cost	$-	$-	$11	$18	$29
Fair value	-	-	12	18	30
Yield(1)	-	-	4.09%	4.06%	4.07%
Asset-backed securities:
Amortized cost	$-	$27	$5	$33	$65
Fair value	-	29	5	26	60
Yield(1)	-	4.86%	6.06%	2.12%	3.56%
U.S. corporate debt securities:
Amortized cost	$112	$834	$212	$556	$1,714
Fair value	114	879	224	585	1,802
Yield(1)	4.58%	4.12%	4.56%	5.35%	4.61%
Foreign debt securities:
Amortized cost	$18	$319	$42	$45	$424
Fair value	18	332	43	49	442
Yield(1)	3.09%	3.73%	3.97%	6.26%	4.00%
____________

(1)	Computed by dividing annualized interest by the amortized cost of respective investment securities.

7.  Receivables

Receivables consisted of the following:

At December 31,	2010	2009
	(in millions)
Real estate secured:
First lien	$43,859	$51,988
Second lien	5,477	7,547
Total real estate secured	49,336	59,535
Credit card	9,897	11,626
Personal non-credit card	7,117	10,486
Commercial and other	33	50
Total receivables	66,383	81,697
HSBC acquisition purchase accounting fair value adjustments	43	(11)
Accrued finance income	1,521	1,895
Credit loss reserve for owned receivables	(6,491)	(9,091)
Unearned credit insurance premiums and claims reserves	(123)	(182)
Total receivables, net	$61,333	$74,308

HSBC acquisition purchase accounting fair value adjustments represent adjustments which have been "pushed down" to record our receivables at fair value at the date of acquisition by HSBC.

Net deferred origination fees, excluding MasterCard and Visa, totaled $277 million and $359 million at December 31, 2010 and 2009, respectively. MasterCard and Visa annual fees are netted with direct lending costs, deferred, and amortized on a straight-line basis over one year. Deferred MasterCard and Visa annual fees, net of direct lending costs related to these receivables, for continuing operations totaled $161 million and $140 million at December 31, 2010 and 2009, respectfully.

At December 31, 2010 and 2009, we had a net unamortized premium on our receivables of $254 million and $369 million, respectively. Unearned income on personal non-credit card receivables totaled $30 million and $96 million at December 31, 2010 and 2009, respectively.

Purchased Receivable Portfolios  In November 2006, we acquired $2.5 billion of real estate secured receivables from Champion Mortgage ("Champion") a division of KeyBank, N.A. Receivables purchased for which at the time of acquisition there was evidence of deterioration in credit quality since origination, for which it was probable that all contractually required payments would not be collected and for which the associated line of credit had been closed, if applicable, were recorded at an amount dependent upon the cash flows expected to be collected at the time of acquisition ("Purchased Credit-Impaired Receivables"). The carrying amount of Champion real estate secured receivables subject to these accounting requirements was $48 million and $36 million at December 31, 2010 and 2009, respectively, and is included in the real estate secured receivables in the table above. The remaining accretable yield for the Champion real estate secured receivables subject to these accounting requirements was $17 million and $13 million at December 31, 2010 and 2009, respectively.

Collateralized Funding Transactions  We currently have secured conduit credit facilities with commercial banks which provide for secured financings of receivables on a revolving basis totaling $650 million and $400 million at December 31, 2010 and 2009, respectively. At December 31, 2010 and 2009, $455 million and $400 million, respectively, were available under these facilities. These facilities mature in the second quarter of 2011 and are renewable at the banks' option. The amount available under these facilities will vary based on the timing and volume of secured financing transactions and as part of our ongoing liquidity management plans.

Secured financings issued under our current conduit credit facilities as well as secured financings previously issued under public trusts of $4.1 billion at December 31, 2010 are secured by $6.3 billion of closed-end real estate secured and credit card receivables. Secured financings of $4.7 billion at December 31, 2009 are secured by $6.8 billion of closed-end real estate secured receivables.

Age Analysis of Past Due Receivables The following table summarizes the past due status of our receivables at December 31, 2010. The aging of past due amounts are determined based on the contractual delinquency status of payments made under the receivable. An account is generally considered to be contractually delinquent when payments have not been made in accordance with the loan terms. Delinquency status may be affected by customer account management policies and practices such as re-age or modification. Additionally, delinquency status is also impacted by payment percentage requirements which vary between servicing platforms.

	Days Past Due(1)			Total		Total
	1-29 days	30-89 days	>90 days	Past Due(1)	Current	Receivables
	(in millions)
Real estate secured:
First lien	$7,024	$4,909	$5,977	$17,910	$25,949	$43,859
Second lien	935	568	421	1,924	3,553	5,477
Total real estate secured	7,959	5,477	6,398	19,834	29,502	49,336
Credit card	473	363	437	1,273	8,624	9,897
Personal non-credit card	968	604	507	2,079	5,038	7,117
Commercial and other	-	-	-	-	33	33
Total receivables	$9,400	$6,444	$7,342	$23,186	$43,197	$66,383
____________

(1)
The receivable balances included in this table reflects the principal amount outstanding on the loan and various basis adjustments to the loan such as deferred fees and costs on originated loans, purchase accounting fair value adjustments and premiums or discounts on purchased loans. However, these basis adjustments to the loans are excluded in other presentations regarding delinquent account balances.

Contractual maturities Contractual maturities of our receivables were as follows:

	2011	2012	2013	2014	2015	Thereafter	Total
	(in millions)
Real estate secured
First lien	$117	$33	$55	$100	$118	$43,436	$43,859
Second lien	76	23	36	45	34	5,263	5,477
Total real estate secured	193	56	91	145	152	48,699	49,336
Credit card(1)	5,236	1,974	1,009	568	346	764	9,897
Personal non-credit card	278	190	188	95	59	6,307	7,117
Commercial and other	10	-	-	-	-	23	33
Total	$5,717	$2,220	$1,288	$808	$557	$55,793	$66,383
____________

(1)	As credit card receivables do not have stated contractual maturities, the table reflects estimates based on historical repayment patterns.

As a substantial portion of consumer receivables, based on our experience, will be renewed or repaid prior to contractual maturity, the above maturity schedule should not be regarded as a forecast of future cash collections.

The following table summarizes contractual maturities of receivables due after one year by repricing characteristic:

At December 31, 2010	Over 1 But Within 5 Years	Over 5 Years
	(in millions)
Receivables at predetermined interest rates	$1,641	$47,121
Receivables at floating or adjustable rates	3,225	8,679
Total	$4,866	$55,800

Nonaccrual receivables Nonaccrual consumer receivables reflect all non-credit card receivables which are 90 or more days contractually delinquent and totaled $6.9 billion and $8.0 billion at December 31, 2010 and 2009, respectively. Nonaccrual receivables do not include receivables which have made qualifying payments and have been re-aged and the contractual delinquency status reset to current as such activity, in our judgment, evidences continued payment probability. If a re-aged loan subsequently experiences payment default and becomes 90 or more days contractually delinquent, it will be reported as nonaccrual. Nonaccrual receivable also do not include credit card receivables which, consistent with industry practice, continue to accrue until charge-off. Interest income that was not recorded but would have been recorded if such nonaccrual receivables had been current and in accordance with contractual terms was approximately $339 million in 2010 and $302 million in 2009. Interest income that was included in finance and other interest income prior to these loans being placed on nonaccrual status was approximately $489 million in 2010 and $620 million in 2009 of which portions have been written-off. For an analysis of reserves for credit losses, see Note 9, "Credit Loss Reserves."

Nonaccrual receivables and accruing receivables 90 or more days delinquent are summarized in the following table.

At December 31,	2010	2009
	(in millions)
Nonaccrual receivables:
Real estate secured(1)(2)	$6,356	$6,989
Personal non-credit card	530	998
Total non-accrual receivables	6,886	7,987
Nonaccrual receivables held for sale	4	6
Accruing credit card receivables 90 or more days delinquent(3)	447	890
Total nonperforming receivables	$7,337	$8,883
Credit loss reserves as a percent of nonperforming receivables-continuing operations(4)	88.5%	102.4%
____________

(1)
At December 31, 2010 and 2009, non-accrual real estate secured receivables includes $4.1 billion and $3.3 billion, respectively, of receivables that are carried at the lower of cost or net realizable value.

(2)	Nonaccrual real estate secured receivables, excluding receivables held for sale, are comprised of the following:

At December 31,	2010	2009
Real estate secured:
Closed-end:
First lien	$5,906	$6,298
Second lien	320	510
Revolving:
First lien	6	2
Second lien	124	179
Total real estate secured	$6,356	$6,989

(3)	Credit card receivables continue to accrue interest after they become 90 or more days delinquent, consistent with industry practice.

(4)
Ratio represents credit loss reserves divided by the corresponding outstanding balance of total nonperforming receivables. Nonperforming receivables include accruing loans contractually past due 90 days or more, but excludes nonperforming receivables associated with receivable portfolios which are considered held for sale as these receivables are carried at the lower of cost or fair value with no corresponding credit loss reserves.

Troubled Debt Restructurings The following table presents information about our TDR Loans:

At December 31,	2010	2009
	(in millions)
TDR Loans(1)(2):
Real estate secured:
First lien	$8,697	$8,379
Second lien	647	747
Total real estate secured(3)(4)	9,344	9,126
Credit card	427	461
Personal non-credit card	704	726
Total TDR Loans	$10,475	$10,313

At December 31,	2010	2009
	(in millions)
Credit loss reserves for TDR Loans:
Real estate secured:
First lien	$1,728	$1,766
Second lien	258	373
Total real estate secured	1,986	2,139
Credit card	154	158
Personal non-credit card	395	353
Total credit loss reserves for TDR Loans(1)(5)	$2,535	$2,650
____________

(1)	TDR Loans are considered to be impaired loans regardless of accrual status. We use certain assumptions and estimates to compile our TDR balances and future cash flow estimates relating to these loans.

(2)
The TDR Loan balances included in the table above reflect the current carrying amount of TDR Loans and includes all basis adjustments on the loan, such as unearned income, unamortized deferred fees and costs on originated loans and premiums or discounts on purchased loans. The following table reflects the unpaid principal balance of TDR Loans:

At December 31,	2010	2009
	(in millions)
Real estate secured:
First lien	$9,650	$8,915
Second lien	709	767
Total real estate secured	10,359	9,682
Credit card	434	473
Personal non-credit card	705	726
Total TDR Loans	$11,498	$10,881

(3)
At December 31, 2010 and 2009, TDR Loans totaling $1.5 billion and $773 million, respectively, are recorded at net realizable value less cost to sell and, therefore, generally do not have credit loss reserves associated with them.

(4)	The following table summarizes real estate secured TDR Loans for our Mortgage Services and Consumer Lending businesses:

At December 31,	2010	2009
	(in millions)
Mortgage Services	$4,114	$4,350
Consumer Lending	5,230	4,776
Total real estate secured	$9,344	$9,126

(5)	Included in credit loss reserves.

Additional information relating to TDR Loans is presented in the table below:

Year Ended December 31,	2010	2009	2008
	(in millions)
Average balance of TDR Loans(1):
Real estate secured	$9,534(2)	$5,743	$3,521
Credit card	467	287	398
Personal non-credit card	736	731	530
Total average balance of TDR Loans	$10,737	$6,761	$4,449
Interest income recognized on TDR Loans
Real estate secured:	$446(2)	$323	$266
Credit card	50	23	25
Personal non-credit card	47	53	41
Total interest income recognized on TDR Loans	$543	$399	$332
____________

(1)
As previously disclosed in our 2009 Form 10-K, modified loans which otherwise qualified as a TDR have historically continued to be reported as a TDR until such loans left a qualifying modification status. This was the result of our financial accounting systems not having the ability to track and report modified real estate secured loans which previously had been considered a TDR once they left a qualifying modification status. During the second half of 2009, we developed enhanced tracking capabilities which enabled us to identify and report certain modified customer loans which had qualified as a TDR, but did not remain in compliance with the modified loan terms and were subsequently removed from modification status. Additionally, during the fourth quarter of 2009 we also discovered that certain loans which should have been identified and reported as TDRs prior to the fourth quarter of 2009 were not being captured in our disclosure. The impact of these system changes resulted in an increase in real estate secured and personal non-credit card TDR Loans reported during the second half of 2009 and impacts the comparability of the average balance of TDR Loans between the periods reported above.

(2)
The following summarizes the average balance of real estate secured TDR Loans and interest income recognized on real estate secured TDR Loans split between first and second lien loans for the year ended December 31, 2010:

	First Lien	Second Lien	Total Real Estate Secured
	(in millions)
Average balance of real estate secured TDR Loans	$8,832	$702	$9,534
Interest income recognized on real estate secured TDR Loans	407	39	446

Consumer Receivable Credit Quality Indicators Credit quality indicators used for consumer receivables include a loan's delinquency status, whether the loan is performing and whether the loan is considered a TDR Loan.

Delinquency The following table summarizes dollars of two-months-and-over contractual delinquency and as a percent of total receivables and receivables held for sale ("delinquency ratio") for our loan portfolio:

	December 31, 2010		December 31, 2009
	Dollars of Delinquency	Delinquency Ratio	Dollars of Delinquency	Delinquency Ratio
	(dollars are in millions)
Real estate secured:
First lien	$7,504	17.11%	$8,372	16.10%
Second lien	667	12.18	1,023	13.56
Total real estate secured	8,171	16.56	9,395	15.78
Credit card receivables	612	6.18	1,211	10.41
Personal non-credit card	779	10.94	1,432	13.65
Total	$9,562	14.41%	$12,038	14.74%

Nonperforming The status of our consumer receivable portfolio are summarized in the following table:

	Performing Loans	Nonaccrual Loans	Accruing Loans Contractually Past Due 90 days or More(1)	Total
	(in millions)
At December 31, 2010
Real estate secured	$42,976	$6,360	$-	$49,336
Credit Cards	9,450	-	447	9,897
Personal non-credit card	6,587	530	-	7,117
Total	$59,013	$6,890	$447	$66,350
At December 31, 2009
Real estate secured	$52,540	$6,995	$-	$59,535
Credit Cards	10,736	-	890	11,626
Personal non-credit card	9,488	998	-	10,486
Total	$72,764	$7,993	$890	$81,647
____________

(1)	Credit card receivables continue to accrue interest after they become 90 days or more delinquent, consistent with industry practice.

Troubled debt restructurings See discussion of TDR Loans above for further details on this credit quality indicator.

8.  Changes in Charge-off Policies During 2009

We have historically maintained charge-off policies within our Consumer Lending and Mortgage Services businesses that were developed in consideration of the historical consumer finance customer profile. As such, these policies focused on maximizing the amount of cash collected while avoiding excessive collection expenses on loans which would likely become uncollectible. Our historical real estate secured charge-off policies reflected consideration of customer behavior in that initiation of foreclosure or repossession activities often served to prompt repayment of delinquent balances and, therefore, were designed to avoid ultimate foreclosure or repossession whenever it was economically reasonable. Charge-off policies for our personal non-credit card receivables were designed to be responsive to customer needs and collection experience which justified a longer collection and work out period for the consumer finance customer. Therefore, the charge-off policies for these products were historically longer than bank competitors who served a different market.

The impact of the economic turmoil which began in 2007 resulted in a change to the customer behavior patterns described above and it became clear in 2009 that the historical behavior patterns will not be re-established for the foreseeable future, if at all. As a result of these changes in customer behavior and resultant payment patterns, in December 2009 we elected to adopt more bank-like charge-off policies for our real estate secured and personal non-credit card receivables. As a result, real estate secured receivables are now written down to net realizable value less cost to sell generally no later than the end of the month in which the account becomes 180 days contractually delinquent. For personal non-credit card receivables, charge-off now occurs generally no later than the end of the month in which the account becomes 180 days contractually delinquent.

The impact of the changes in our charge-off policies adopted during the fourth quarter of 2009 resulted in an increase to our net loss of $227 million as summarized below:

	Real Estate Secured	Personal Non-Credit Card	Total
	(in millions)
Net interest income:
Reversal of accrued interest income on charged-off accounts(1)	$246	$105	$351
Provision for credit losses:
Charge-offs to comply with charge-off policy changes	2,402	1,071	3,473
Release of credit loss reserves associated with principal and accrued interest income	(2,594)	(878)	(3,472)
Tax benefit	(19)	(106)	(125)
Reductions to net income	$35	$192	$227
____________

(1)	Accrued interest income is reversed against finance and other interest income.

9.  Credit Loss Reserves

An analysis of credit loss reserves for continuing operations was as follows:

	2010	2009	2008
	(in millions)
Credit loss reserves at beginning of period	$9,091	$12,030	$10,127
Provision for credit losses	6,180	9,650	12,410(1)
Charge-offs	(9,500)	(13,087)(2)	(9,975)
Recoveries	720	498	646
Reserves on receivables transferred to held for sale	-	-	(1,168)
Other, net	-	-	(10)
Credit loss reserves at end of period	$6,491	$9,091	$12,030
____________

(1)
Includes $191 million in 2008 related to the lower of cost or fair value adjustment attributable to credit for receivables transferred to held for sale. See Note 10, "Receivables Held for Sale," for further discussion.

(2)
Includes $3.5 billion related to the changes in charge-off polices for real estate secured and personal non-credit card receivables in December 2009. See Note 8, "Changes to Charge-off Policies During 2009," for additional information.

The following table summarizes the changes in credit loss reserves by product/class and the related receivable balance by product during the years ended December 31, 2010, 2009 and 2008:

	Real Estate Secured
	First Lien	Second Lien	Credit Card	Private Label	Personal Non- Credit Card	Comm'l and Other	Total
Year ended December 31, 2010:
Credit loss reserve balances at beginning of period	$3,997	$1,430	$1,816	$-	$1,848	$-	$9,091
Provision for credit losses	3,126	789	834	-	1,431	-	6,180
Charge-offs	(3,811)	(1,456)	(1,905)	-	(2,328)	-	(9,500)
Recoveries	43	69	233	-	375	-	720
Net charge-offs	(3,768)	(1,387)	(1,672)	-	(1,953)	-	(8,780)
Credit loss reserve balance at end of period	$3,355	$832	$978	$-	$1,326	$-	$6,491
Ending balance: collectively evaluated for impairment	$1,611	$571	$824	$-	$931	$-	$3,937
Ending balance: individually evaluated for impairment(3)	1,728	258	154	-	395	-	2,535
Ending balance: loans acquired with deteriorated credit quality	16	3	-	-	-	-	19
Total credit loss reserves	$3,355	$832	$978	$-	$1,326	$-	$6,491
Receivables:
Collectively evaluated for impairment	$31,556	$4,762	$9,470	$-	$6,413	$33	$52,234
Individually evaluated for impairment(3)	7,240	635	427	-	704	-	9,006
Receivables carried at net realizable value	5,022	73		-	-	-	5,095
Receivables acquired with deteriorated credit quality	41	7	-	-	-	-	48
Total receivables	$43,859	$5,477	$9,897	$-	$7,117	$33	$66,383
Year ended December 31, 2009:
Credit loss reserve balances at beginning of period	$4,998	$2,115	$2,249	$-	$2,668	$-	$12,030
Provision for credit losses	3,354	1,558	1,746	-	2,992	-	9,650
Charge-offs(1)	(4,381)	(2,282)	(2,385)	-	(4,039)	-	(13,087)
Recoveries	26	39	206	-	227	-	498
Net charge-offs	(4,355)	(2,243)	(2,179)	-	(3,812)	-	(12,589)
Receivables transferred to held for sale	-	-	-	-	-	-	-
Credit loss reserve balance at end of period	$3,997	$1,430	$1,816	$-	$1,848	$-	$9,091
Ending balance: collectively evaluated for impairment	$2,206	$1,051	$1,658	$-	$1,495	$-	$6,410
Ending balance: individually evaluated for impairment(3)	1,766	373	158	-	353	-	2,650
Ending balance: loans acquired with deteriorated credit quality	25	6	-	-	-	-	31
Total credit loss reserves	$3,997	$1,430	$1,816	$-	$1,848	$-	$9,091
Receivables:
Collectively evaluated for impairment	$40,972	$6,753	$11,165	$-	$9,760	$50	$68,700
Individually evaluated for impairment(3)	7,613	741	461	-	726	-	9,541
Receivables carried at net realizable value	3,374	46		-	-	-	3,420
Receivables acquired with deteriorated credit quality	29	7	-	-	-	-	36
Total receivables	$51,988	$7,547	$11,626	$-	$10,486	$50	$81,697
Year ended December 31, 2008:
Balance at beginning of period	$2,350	$2,604	$2,635	$26	$2,511	$1	$10,127
Provision for credit losses	4,684	1,978	3,333	19	2,396	-	12,410
Charge-offs	(1,956)	(2,362)	(3,147)	(35)	(2,474)	(1)	(9,975)
Recoveries	10	39	369	6	222	-	646
Net charge-offs	(1,946)	(2,323)	(2,778)	(29)	(2,252)	(1)	(9,329)
Receivables transferred to held for sale	(80)	(144)	(944)	-	-	-	(1,168)
Release of credit loss reserves related to loan sales	(10)	-	-	-	-	-	(10)
Balance at end of period	$4,998	$2,115	$2,246	$16(2)	$2,655	$-	$12,030
____________

(1)
Includes $2.0 billion for first lien real estate secured receivables, $434 million for second lien real estate secured receivables and $1.1 billion for personal non-credit card receivables related to the December 2009 Charge-off Policy Changes.

(2)
In the first quarter of 2009, we began reporting our liquidating private label receivable portfolio, which consists primarily of the liquidating retail sales contracts in our Consumer Lending business prospectively within our personal non-credit card receivable portfolio. Accordingly, beginning in the first quarter of 2009, we have also begun reporting the associated credit loss reserves for these receivables with the appropriate receivable product, primarily personal non-credit card receivables.

(3)
These amounts represent TDR Loans for which we evaluate reserves using a discounted cash flow methodology. Each loan is individually identified as a TDR Loan and then grouped together with other TDR Loans with similar characteristics. The discounted cash flow impairment analysis is then applied to these groups of TDR Loans.

Credit loss reserves at December 31, 2009 were significantly impacted by changes in our charge-off policies for real estate secured, personal non-credit card and auto finance receivables. See Note 8, "Changes in Charge-off Policies During 2009," for further discussion.

10.  Receivables Held for Sale

Receivables held for sale, which are carried at the lower of cost or fair value, consisted of the following:

	2010	2009
	(in millions)
Real estate secured receivables held for sale(1)	$4	$3

(1)	These receivables were originated with the intent to sell.

The following table shows the activity in receivables held for sale during 2010 and 2009:

	2010	2009
	(in millions)
Receivables held for sale at beginning of period	$3	$13,894
Receivable sales	-	(12,112)
Additional lower of cost or fair value adjustment subsequent to transfer to receivables held for sale	2	(374)
Transfer into receivables held for investment at the lower of cost or fair value:
Real estate secured	-	(216)
Credit card	-	(1,078)
Net change in receivable balance	(1)	(111)
Receivables held for sale at end of period	$4	$3

In January 2009, we sold our GM and UP Portfolios to HSBC Bank USA. See Note 4, "Receivable Portfolio Sales to HSBC Bank USA," and Note 23, "Related Party Transactions," for details of these transactions.

In March and September 2009, we transferred real estate secured receivables previously classified as receivables held for sale to receivables held for investment as we now intend to hold these receivables for the foreseeable future, generally twelve months for real estate secured receivables. These receivables were transferred at their current fair market value of $216 million.

In June and December 2009, we transferred credit card receivables previously classified as receivables held for sale to receivables held for investment as we now intend to hold these receivables for the foreseeable future. These receivables were transferred at their current fair market value of $1.1 billion.

The following table summarizes the components of the lower of cost or fair value adjustments recorded at the date of transfer to receivables held for sale during 2010, 2009 and 2008:

Year Ended December 31,	2010	2009	2008
	(in millions)
Provision for credit losses(1)	$-	$-	$191
Lower of cost or fair value adjustment recorded as a component of other income(2)	-	-	200
Total lower of cost or fair value adjustment	$-	$-	$391
____________

(1)
The portion of the lower of cost or fair value adjustment attributable to credit was recorded as a provision for credit losses. This was determined by giving consideration to the impact of over-the-life credit loss estimates as compared to the existing credit loss reserves prior to our decision to transfer to receivables held for sale.

(2)	Reflects the impact on value caused by current marketplace conditions including changes in interest rates and illiquidity.

The valuation allowance on receivables held for sale was $3 million and $7 million at December 31, 2010 and 2009, respectively.

As it relates to our discontinued auto finance operations, in June and September 2009, we transferred auto finance receivables with a combined fair value of $533 million to receivables held for sale and recorded a lower of cost or fair value adjustment of $44 million during 2009 attributable to credit and marketplace conditions and is included as a component loss from discontinued operations. These receivables were sold to SC USA during March 2010. Additionally, in July 2010, we transferred auto finance receivables to held for sale with an outstanding principal balance of $2.9 billion at the time of transfer and recorded a lower of cost or fair value adjustment of $87 million attributable to credit which was included as a component of loss from discontinued operations. These receivables were sold to SC USA in August 2010. See Note 3, "Discontinued Operations," for additional information on these transactions.

11.  Properties and Equipment

Property and Equipment consisted of the following:

At December 31,	2010	2009	Depreciable Life
	(dollars are in millions)
Land	$13	$13	-
Buildings and improvements	257	233	10-40 years
Furniture and equipment	43	47	3-10
Total	313	293
Accumulated depreciation and amortization	(111)	(92)
Properties and equipment, net	$202	$201

Depreciation and amortization expense for continuing operations totaled $29 million, $38 million and $56 million in 2010, 2009 and 2008, respectively.

12.  Intangible Assets

Intangible assets consisted of the following:

At December 31, 2010	Gross	Cumulative Impairment Charges	Accumulated Amortization	Carrying Value
	(in millions)
Purchased credit card relationships and related programs(1)	$1,736	$-	$1,131	$605
Consumer loan related relationships	333	163	170	-
Technology, customer lists and other contracts	261	9	252	-
Total	$2,330	$172	$1,553	$605

December 31, 2009	Gross	Cumulative Impairment Charges	Accumulated Amortization	Carrying Value
	(in millions)
Purchased credit card relationships and related programs(1)	$1,736	$-	$992	$744
Consumer loan related relationships	333	163	170	-
Technology, customer lists and other contracts	261	9	248	4
Total	$2,330	$172	$1,410	$748

(1)	Purchased credit card relationships are being amortized to their estimated residual value of $162 million at December 31, 2010 and 2009.

During the third quarter of 2010, we completed our annual impairment testing of intangible assets. As a result of this testing, we determined that the fair value of each remaining intangible asset exceeded its carrying value. Therefore, we concluded that none of our intangible assets were impaired.

The weighted-average amortization period for our purchased credit card relationships and related programs as of December 31, 2010 was 106 months.

Intangible amortization expense totaled totaled $143 million, $157 million and $178 million in 2010, 2009 and 2008, respectively. Estimated amortization expense associated with our intangible assets for each of the following years is as follows:

Year Ending December 31,	(in millions)
2011	$138
2012	135
2013	99
2014	71

13.  Goodwill

Changes in the carrying amount of goodwill for continuing operations are as follows:

	2010	2009
	(in millions)
Balance at beginning of year	$-	$2,294
Goodwill impairment related to the Insurance Services business	-	(260)
Goodwill impairment related to the Card and Retail Services business	-	(2,034)
Balance at end of year	$- (1)	$- (1)
____________

(1)	At December 31, 2010 and 2009, accumulated impairment losses on goodwill totaled $6.0 billion.

As a result of the continuing deterioration of economic conditions throughout 2008 and into 2009 as well as the adverse impact to our Insurance Services business which resulted from the closure of all of our Consumer Lending branches, we wrote off all of our remaining goodwill balance during the first half of 2009.

14.  Commercial Paper

Commercial Paper
(in millions)
December 31, 2010
Balance	$3,156
Highest aggregate month-end balance	4,864
Average borrowings	3,732
Weighted-average interest rate:
At year-end	.3%
Paid during year	.3
December 31, 2009
Balance	$4,291
Highest aggregate month-end balance	6,973
Average borrowings	5,412
Weighted-average interest rate:
At year-end	.4%
Paid during year	.9
December 31, 2008
Balance	$9,639
Highest aggregate month-end balance	11,901
Average borrowings	7,853
Weighted-average interest rate:
At year-end	1.0%
Paid during year	2.6

Interest expense for commercial paper totaled $11 million in 2010, $49 million in 2009 and $207 million in 2008.

We maintain various bank credit agreements primarily to support commercial paper borrowings. We had committed back-up lines of credit totaling $6.3 billion and $7.8 billion at December 31, 2010 and 2009, respectively. At December 31, 2009, one of these facilities totaling $2.5 billion was with an HSBC affiliate to support our issuance of commercial paper. This $2.5 billion credit facility was renewed in September 2010 as a new $2.0 billion back-up credit facility, split evenly between 364 day and two year tenors. Credit lines expire at various dates through 2012. Borrowings under these lines generally are available at a spread over LIBOR.

Our third party back-up line agreements contain a financial covenant which requires us to maintain a minimum tangible common equity to tangible assets ratio of 6.75 percent. Additionally, we are required to maintain a minimum of $6.0 billion of debt extended to us from affiliates through June 30, 2011 and $5.0 billion thereafter. At December 31, 2010, we were in compliance with all applicable financial covenants.

Annual commitment fee expenses to support availability of these lines during 2010, 2009 and 2008 totaled $33 million, $18 million and $8 million, respectively, and included $16 million, $9 million and $2 million, respectively, for the HSBC lines.

15.  Long-Term Debt

Long-term debt consisted of the following:

At December 31,	2010	2009
	(in millions)
Senior debt:
Fixed rate:
Secured financings:
5.00% to 5.99%; due 2019 to 2021	373	488
Other fixed rate senior debt:
1.00% to 1.99%; due 2013	3	-
2.00% to 2.99%; due 2010 to 2032	697	1,269
3.00% to 3.99%; due 2010 to 2015	440	152
4.00% to 4.99%; due 2010 to 2023	4,069	6,442
5.00% to 5.49%; due 2010 to 2021	11,613	13,226
5.50% to 5.99%; due 2010 to 2020	6,281	8,972
6.00% to 6.49%; due 2010 to 2033	6,165	7,261
6.50% to 6.99%; due 2010 to 2033	2,111	2,162
7.00% to 7.49%; due 2011 to 2032	1,864	2,109
7.50% to 7.99%; due 2012 to 2032	1,075	1,646
8.00% to 9.00%; due 2010	-	1,178
Variable interest rate:
Secured financings - .32% to 2.76%; due 2010 to 2023	3,704	4,190
Other variable interest rate senior debt - .33% to 5.89%; due 2010 to 2016	13,004	18,719
Subordinated debt	2,208	-
Junior subordinated notes issued to capital trusts	1,031	1,031
Unamortized discount	(89)	(99)
Obligation under capital lease	17	18
HSBC acquisition purchase accounting fair value adjustments	50	116
Total long-term debt	$54,616	$68,880

HSBC acquisition purchase accounting fair value adjustments represent adjustments which have been "pushed down" to record our long-term debt at fair value at the date of our acquisition by HSBC.

At December 31, 2010, long-term debt included carrying value adjustments relating to derivative financial instruments which increased the debt balance by $34 million and a foreign currency translation adjustment relating to our foreign denominated debt which increased the debt balance by $2.1 billion. At December 31, 2009, long-term debt included carrying value adjustments relating to derivative financial instruments which increased the debt balance by $55 million and a foreign currency translation adjustment relating to our foreign denominated debt which increased the debt balance by $2.3 billion.

At December 31, 2010 and 2009, we have elected fair value option accounting for certain of our fixed rate debt issuances. See Note 16, "Fair Value Option," for further details. At December 31, 2010 and 2009, long-term debt totaling $20.8 billion and $26.7 billion, respectively, was carried at fair value.

Weighted-average interest rates on long-term debt were 4.6 percent and 4.1 percent at December 31, 2010 and 2009, respectively (excluding HSBC acquisition purchase accounting adjustments). Interest expense for long-term debt was $2.9 billion in 2010, $3.5 billion in 2009 and $5.0 billion in 2008. There are no restrictive financial covenants in any of our long-term debt agreements. Debt denominated in a foreign currency is included in the applicable rate category based on the effective U.S. dollar equivalent rate as summarized in Note 17, "Derivative Financial Instruments."

During the fourth quarter of 2010, we offered noteholders of certain series of our debt the ability to exchange their existing senior notes for newly issued subordinated debt. As a result, we issued $1.9 billion in new 10-year fixed rate subordinated debt in exchange for tendered debt totaling $1.8 billion. Of the newly issued subordinated debt, $1.2 billion was recorded in long-term debt and $731 million was recorded in due to affiliates. In December 2010, we issued an additional $1.0 billion of 10-year fixed rate subordinated debt to institutional investors.

During 2010, we redeemed $1.0 billion of retail medium-term notes in four phases of approximately $250 million each. These redemptions were funded through a new $1.0 billion 364-day uncommitted revolving credit agreement with HSBC North America which was also executed during the third quarter of 2010 and allowed for borrowings with maturities of up to 15 years. During 2010, we borrowed $1.0 billion under this credit agreement with scheduled maturities between 2022 and 2025. In November 2010, we replaced the $1.0 billion outstanding under this loan through the issuance of preferred stock to HSBC Investments (North America) Inc. ("HINO"). See Note 19, "Redeemable Preferred Stock," for additional information regarding this issuance of preferred stock.

Receivables we have sold in collateralized funding transactions structured as secured financings remain on our balance sheet. The entities used in these transactions are VIEs and we are deemed to be their primary beneficiary because we hold beneficial interests that expose us to the majority of their expected losses. Accordingly, we consolidate these entities and report the debt securities issued by them as secured financings in long-term debt. Secured financings previously issued under public trusts of $3.9 billion at December 31, 2010 are secured by $5.9 billion of closed-end real estate secured receivables, which are reported as receivables in the consolidated balance sheet. Secured financings previously issued under public trusts of $4.7 billion at December 31, 2009 are secured by $6.8 billion of closed-end real estate secured receivables. The holders of debt instruments issued by consolidated VIEs have recourse only to the receivables securing those instruments and have no recourse to our general credit.

The following table summarizes our junior subordinated notes issued to capital trusts ("Junior Subordinated Notes") and the related company obligated mandatorily redeemable preferred securities ("Preferred Securities"):

HSBC Finance Capital Trust IX ("HFCT IX")
(dollars are
in millions)
Junior Subordinated Notes:
Principal balance	$1,031
Interest rate	5.91%
Redeemable by issuer	November 2015
Stated maturity	November 2035
Preferred Securities:
Rate	5.91%
Face value	$1,000
Issue date	November 2005

The Preferred Securities must be redeemed when the Junior Subordinated Notes are paid. The Junior Subordinated Notes have a stated maturity date, but are redeemable by us, in whole or in part, beginning on the dates indicated above at which time the Preferred Securities are callable at par ($25 per Preferred Security) plus accrued and unpaid dividends. Dividends on the Preferred Securities are cumulative, payable quarterly in arrears, and are deferrable at our option for up to five years. We cannot pay dividends on our preferred and common stocks during such deferments. The Preferred Securities have a liquidation value of $25 per preferred security. Our obligations with respect to the Junior Subordinated Notes, when considered together with certain undertakings of HSBC Finance Corporation with respect to HFCT IX, constitute full and unconditional guarantees by us of HFCT IX's obligations under the Preferred Securities.

Maturities of long-term debt at December 31, 2010, including secured financings, conduit facility renewals and capital lease obligations were as follows:

(in millions)
2011(1)	$12,904
2012	11,373
2013	6,981
2014	2,931
2015	5,291
Thereafter	15,136
Total	$54,616
____________

(1)	Weighted average interest rate on long-term debt maturing in 2011 is 5.1%.

Certain components of our long-term debt may be redeemed prior to its stated maturity.

16.  Fair Value Option

We have elected FVO reporting for certain of our fixed rate debt issuances. At December 31, 2010, fixed rate debt accounted for under FVO totaled $21.3 billion, of which $20.8 billion is included as a component of long-term debt and $436 million is included as a component of due to affiliates. At December 31, 2010, we had not elected FVO for $16.8 billion of fixed rate long-term debt carried on our balance sheet. Fixed rate debt accounted for under FVO at December 31, 2010 has an aggregate unpaid principal balance of $20.4 billion which included a foreign currency translation adjustment relating to our foreign denominated FVO debt which increased the debt balance by $404 million.

Long-term debt at December 31, 2009 includes $26.7 billion of fixed rate debt accounted for under FVO. At December 31, 2009, we did not elect FVO for $18.2 billion of fixed rate long-term debt currently carried on our balance sheet. Fixed rate debt accounted for under FVO at December 31, 2009 had an aggregate unpaid principal balance of $25.9 billion which includes a foreign currency translation adjustment relating to our foreign denominated FVO debt which increased the debt balance by $488 million.

We determine the fair value of the fixed rate debt accounted for under FVO through the use of a third party pricing service. Such fair value represents the full market price (credit and interest rate impact) based on observable market data for the same or similar debt instruments. See Note 26, "Fair Value Measurements," for a description of the methods and significant assumptions used to estimate the fair value of our fixed rate debt accounted for under FVO.

The components of gain (loss) on debt designated at fair value and related derivatives are as follows:

Year Ended December 31,	2010	2009	2008
	(in millions)
Mark-to-market on debt designated at fair value(1):
Interest rate component	$(269)	$1,063	$(1,957)
Credit risk component	109	(3,334)	3,106
Total mark-to-market on debt designated at fair value	(160)	(2,271)	1,149
Mark-to-market on the related derivatives(1)	112	(609)	1,775
Net realized gains on the related derivatives	789	755	236
Gain (loss) on debt designated at fair value and related derivatives	$741	$(2,125)	$3,160
____________

(1)
Mark-to-market on debt designated at fair value and related derivatives excludes market value changes due to fluctuations in foreign currency exchange rates. Foreign currency translation gains (losses) recorded in derivative related income associated with debt designated at fair value was a gain of $84 million during 2010 compared to a loss of $75 million during 2009. Offsetting gains (losses) recorded in derivative related income associated with the related derivatives was a loss of $84 million during 2010 compared to a gain of $75 million during 2009.

The movement in the fair value reflected in gain (loss) on debt designated at fair value and related derivatives includes the effect of credit spread changes and interest rate changes, including any economic ineffectiveness in the relationship between the related swaps and our debt and any realized gains or losses on those swaps. With respect to the credit component, as credit spreads widen accounting gains are booked and the reverse is true if credit spreads narrow. Differences arise between the movement in the fair value of our debt and the fair value of the related swap due to the different credit characteristics and differences in the calculation of fair value for debt and derivatives. The size and direction of the accounting consequences of such changes can be volatile from period to period but do not alter the cash flows intended as part of the documented interest rate management strategy. On a cumulative basis, we have recorded fair value option adjustments which increased the value of our debt by $873 million and $842 million at December 31, 2010 and 2009, respectively.

The change in the fair value of the debt and the change in value of the related derivatives reflects the following:

•  Interest rate curve - Interest rates in the U.S. decreased during 2010 resulting in a loss in the interest rate component on the mark-to-market of the debt and a gain on the mark-to-market of the related derivative. An increase in long-term U.S. interest rates during 2009 resulted in gains in the interest rate component on the mark-to-market of the debt and losses on the mark-to-market of the related derivative. Changes in the value of the interest rate component of the debt as compared to the related derivative are also affected by differences in cash flows and valuation methodologies for the debt and the derivatives. Cash flows on debt are discounted using a single discount rate from the bond yield curve for each bond's applicable maturity while derivative cash flows are discounted using rates at multiple points and multiple rates along an interest rate curve. The impacts of these differences vary as short-term and long-term interest rates shift and time passes. Furthermore, certain derivatives have been called by the counterparty resulting in certain FVO debt having no related derivatives. As a result, approximately 7 percent of our FVO debt does not have a corresponding derivative at both December 31, 2010 and 2009, respectively. Income from net realized gains increased during 2010 due to reduced short-term U.S. interest rates.

•  Credit - During 2010 we experienced an overall gain in the credit component of our debt primarily resulting from widening of credit spreads in our longer-dated debt, which was partially offset by the tightening of credit spreads in our shorter-dated debt. During 2009, our credit spreads tightened due to increased market confidence and improvements in marketplace liquidity resulting in a loss in the credit component of debt recorded at fair value.

Net income volatility, whether based on changes in the interest rate or credit risk components of the mark-to-market on debt designated at fair value and the related derivatives, impacts the comparability of our reported results between periods. Accordingly, gain (loss) on debt designated at fair value and related derivatives for 2010 should not be considered indicative of the results for any future periods.

17.  Derivative Financial Instruments

Our business activities involve analysis, evaluation, acceptance and management of some degree of risk or combination of risks. Accordingly, we have comprehensive risk management policies to address potential financial risks, which include credit risk, liquidity risk, market risk, and operational risks. Our risk management policy is designed to identify and analyze these risks, to set appropriate limits and controls, and to monitor the risks and limits continually by means of reliable and up-to-date administrative and information systems. Our risk management policies are primarily carried out in accordance with practice and limits set by the HSBC Group Management Board. The HSBC Finance Corporation Asset Liability Committee ("ALCO") meets regularly to review risks and approve appropriate risk management strategies within the limits established by the HSBC Group Management Board. Additionally, our Audit and Risk Committee receives regular reports on our interest rate and liquidity risk positions in relation to the established limits. In accordance with the policies and strategies established by ALCO, in the normal course of business, we enter into various transactions involving derivative financial instruments. These derivative financial instruments primarily are used as economic hedges to manage risk.

Objectives for Holding Derivative Financial Instruments Market risk (which includes interest rate and foreign currency exchange risks) is the possibility that a change in interest rates or foreign exchange rates will cause a financial instrument to decrease in value or become more costly to settle. Prior to our ceasing originations in our Consumer Lending business and ceasing purchase activities in our Mortgage Services business, customer demand for our loan products shifted between fixed rate and floating rate products, based on market conditions and preferences. These shifts in loan products resulted in different funding strategies and produced different interest rate risk exposures. Additionally, the mix of receivables on our balance sheet and the corresponding market risk is changing as we manage the liquidation of several of our receivable portfolios. We maintain an overall risk management strategy that utilizes interest rate and currency derivative financial instruments to mitigate our exposure to fluctuations caused by changes in interest rates and currency exchange rates related to our debt liabilities. We manage our exposure to interest rate risk primarily through the use of interest rate swaps with the main objective of better matching the duration of our liabilities to the duration of our assets. We manage our exposure to foreign currency exchange risk primarily through the use of cross currency interest rate swaps. We do not use leveraged derivative financial instruments.

Interest rate swaps are contractual agreements between two counterparties for the exchange of periodic interest payments generally based on a notional principal amount and agreed-upon fixed or floating rates. The majority of our interest rate swaps are used to manage our exposure to changes in interest rates by converting floating rate debt to fixed rate or by converting fixed rate debt to floating rate. We have also entered into currency swaps to convert both principal and interest payments on debt issued from one currency to the appropriate functional currency.

We do not manage credit risk or the changes in fair value due to the changes in credit risk by entering into derivative financial instruments such as credit derivatives or credit default swaps.

Control Over Valuation Process and Procedures A control framework has been established which is designed to ensure that fair values are either determined or validated by a function independent of the risk-taker. To that end, the ultimate responsibility for the determination of fair values rests with the HSBC Finance Valuation Committee. The HSBC Finance Valuation Committee establishes policies and procedures to ensure appropriate valuations. Fair values for derivatives are determined by management using valuation techniques, valuation models and inputs that are developed, reviewed, validated and approved by the Quantitative Risk and Valuation Group of an affiliate, HSBC Bank USA. These valuation models utilize discounted cash flows or an option pricing model adjusted for counterparty credit risk and market liquidity. The models used apply appropriate control processes and procedures to ensure that the derived inputs are used to value only those instruments that share similar risk to the relevant benchmark indexes and therefore demonstrate a similar response to market factors. In addition, a validation process is followed which includes participation in peer group consensus pricing surveys, to ensure that valuation inputs incorporate market participants' risk expectations and risk premium.

Credit Risk By utilizing derivative financial instruments, we are exposed to counterparty credit risk. Counterparty credit risk is our primary exposure on our interest rate swap portfolio. Counterparty credit risk is the risk that the counterparty to a transaction fails to perform according to the terms of the contract. We manage the counterparty credit (or repayment) risk in derivative instruments through established credit approvals, risk control limits, collateral, and ongoing monitoring procedures. We utilize an affiliate, HSBC Bank USA, as the primary provider of domestic derivative products. We have never suffered a loss due to counterparty failure.

At December 31, 2010 and 2009, substantially all of our existing derivative contracts are with HSBC subsidiaries, making them our primary counterparty in derivative transactions. Most swap agreements require that payments be made to, or received from, the counterparty when the fair value of the agreement reaches a certain level. Generally, third-party swap counterparties provide collateral in the form of cash which is recorded in our balance sheet as derivative related liabilities. At December 31, 2010 and 2009, we provided third party swap counterparties with $33 million and $46 million of collateral, respectively, in the form of cash. When the fair value of our agreements with affiliate counterparties requires the posting of collateral, it is provided in either the form of cash and recorded on the balance sheet, consistent with third party arrangements, or in the form of securities which are not recorded on our balance sheet. At December 31, 2010 and 2009, the fair value of our agreements with affiliate counterparties required the affiliate to provide collateral of $2.5 billion and $3.4 billion, respectively, all of which was provided in cash. These amounts are offset against the fair value amount recognized for derivative instruments that have been offset under the same master netting arrangement and recorded in our balance sheet as a component of derivative financial asset or derivative related liabilities. At December 31, 2010, we had derivative contracts with a notional value of $50.5 billion, including $49.9 billion outstanding with HSBC Bank USA. At December 31, 2009, we had derivative contracts with a notional value of approximately $59.7 billion, including $58.6 billion outstanding with HSBC Bank USA. Derivative financial instruments are generally expressed in terms of notional principal or contract amounts which are much larger than the amounts potentially at risk for nonpayment by counterparties.

To manage our exposure to changes in interest rates, we entered into interest rate swap agreements and currency swaps which have been designated as fair value or cash flow hedges under derivative accounting principles or are treated as non-qualifying hedges. We currently utilize the long-haul method to assess effectiveness of all derivatives designated as hedges. In the tables that follow below, the fair value disclosed does not include swap collateral that we either receive or deposit with our interest rate swap counterparties. Such swap collateral is recorded on our balance sheet at an amount which approximates fair value and is netted on the balance sheet with the fair value amount recognized for derivative instruments.

Fair Value Hedges Fair value hedges include interest rate swaps to convert our fixed rate debt to variable rate debt and currency swaps to convert debt issued from one currency into U.S. dollar variable debt. All of our fair value hedges are associated with debt. We recorded fair value adjustments for fair value hedges which increased the carrying value of our debt by $51 million and $85 million at December 31, 2010 and 2009, respectively. The following table provides information related to the location of derivative fair values in the consolidated balance sheet for our fair value hedges.

	Asset Derivatives Fair Value as of December 31,			Liability Derivatives Fair Value as of December 31,
	Balance Sheet Location	2010	2009	Balance Sheet Location	2010	2009
		(in millions)			(in millions)
Interest rate swaps	Derivative financial assets	$(4)	$-	Derivative related liabilities	$18	$39
Currency swaps	Derivative financial assets	124	312	Derivative related liabilities	-	-
Total fair value hedges		$120	$312		$18	$39

The following table presents fair value hedging information, including the gain (loss) recorded on the derivative and where that gain (loss) is recorded in the consolidated statement of income (loss) as well as the offsetting gain (loss) on the hedged item that is recognized in current earnings, the net of which represents hedge ineffectiveness.

			Amount of Gain (Loss)			Amount of Gain (Loss)
		Location of Gain	Recognized in Income			Recognized in Income
		(Loss) Recognized	on the Derivative			on Hedged Item
		in Income on Hedged
	Hedged Item	Item and Derivative	2010	2009	2008	2010	2009	2008
		(in millions)
Interest rate swaps	Fixed rate borrowings	Derivative related income	$17	$(13)	$35	$7	$21	$(47)
Currency swaps	Fixed rate borrowings	Derivative related income	(13)	35	112	12	(34)	(88)
Total			$4	$22	$147	$19	$(13)	$(135)

Cash Flow Hedges Cash flow hedges include interest rate swaps to convert our variable rate debt to fixed rate debt and to fix future interest rate resets of floating rate debt as well as currency swaps to convert debt issued from one currency into U.S. dollar fixed rate debt. Gains and losses on unexpired derivative instruments designated as cash flow hedges are reported in accumulated other comprehensive income (loss) ("OCI") net of tax and totaled a loss of $492 million and $490 million at December 31, 2010 and 2009, respectively. We expect $408 million ($264 million after-tax) of currently unrealized net losses will be reclassified to earnings within one year. However, these reclassed unrealized losses will be offset by decreased interest expense associated with the variable cash flows of the hedged items and will result in no significant net economic impact to our earnings. The following table provides information related to the location of derivative fair values in the consolidated balance sheet for our cash flow hedges.

	Asset Derivatives Fair Value as of December 31,			Liability Derivatives Fair Value as of December 31,
	Balance Sheet Location	2010	2009	Balance Sheet Location	2010	2009
		(in millions)			(in millions)
Interest rate swaps	Derivative financial assets	$(437)	$(358)	Derivative related liabilities	$-	$-
Currency swaps	Derivative financial assets	985	1,362	Derivative related liabilities	-	-
Total cash flow hedges		$548	$1,004		$-	$-

The following table provides the gain or loss recorded on our cash flow hedging relationships.

									Gain (Loss)
	Gain (Loss)			Location of Gain	Gain (Loss) Reclassed			Location of Gain	Recognized
	Recognized in OCI			(Loss) Reclassified	From AOCI			(Loss) Recognized	in Income
	on Derivative (Effective			from AOCI into	into Income			in Income	on Derivative
	Portion)			Income	(Effective Portion)			on the Derivative	(Ineffective Portion)
	2010	2009	2008	(Effective Portion)	2010	2009	2008	(Ineffective Portion)	2010	2009	2008
Interest rate swaps	$(65)	$473	$(567)	Interest expense	$(62)	$(24)	$(12)	Derivative related income	$(1)	$12	$(4)
	-	-	-	Gain on bulk receivable sale to HSBC affiliates Interest expense	-	(80)	-		-	-	-
Currency swaps	70	441	(478)	Interest expense	(34)	(51)	(89)	Derivative related income	(7)	82	22
Total	$5	$914	$(1,045)		$(96)	$(155)	$(101)		$(8)	$94	$18

Non-Qualifying Hedging Activities  We may enter into interest rate and currency swaps which are not designated as hedges under derivative accounting principles. These financial instruments are economic hedges but do not qualify for hedge accounting and are primarily used to minimize our exposure to changes in interest rates and currency exchange rates through more closely matching both the structure and projected duration of our liabilities to the structure and duration of our assets. The following table provides information related to the location and derivative fair values in the consolidated balance sheet for our non-qualifying hedges:

	Asset Derivatives Fair Value as of December 31,			Liability Derivatives Fair Value as of December 31,
	Balance Sheet Location	2010	2009	Balance Sheet Location	2010	2009
		(in millions)			(in millions)
Interest rate swaps	Derivative financial assets	$165	$188	Derivative related liabilities	$5	$12
Currency swaps	Derivative financial assets	67	72	Derivative related liabilities	-	9
Total		$232	$260		$5	$21

The following table provides detail of the realized and unrealized gain or loss recorded on our non-qualifying hedges:

		Amount of Gain (Loss)
		Recognized
	Location of Gain (Loss)	in Derivative Related Income
	Recognized in	(Expense)
	Income on Derivative	2010	2009	2008
	(in millions)
Interest rate contracts	Derivative related income	$(394)	$200	$(361)
Currency contracts	Derivative related income	-	(3)	25
Total		$(394)	$197	$(336)

We have elected the fair value option for certain issuances of our fixed rate debt and have entered into interest rate and currency swaps related to debt carried at fair value. The interest rate and currency swaps associated with this debt are non-qualifying hedges but are considered economic hedges and realized gains and losses are reported as "Gain (loss) on debt designated at fair value and related derivatives" within other revenues. The derivatives related to fair value option debt are included in the tables below. See Note 16, "Fair Value Option," for further discussion.

	Asset Derivatives Fair Value as of December 31,			Liability Derivatives Fair Value as of December 31,
	Balance Sheet Location	2010	2009	Balance Sheet Location	2010	2009
		(in millions)			(in millions)
Interest rate swaps	Derivative financial assets	$907	$1,034	Derivative related liabilities	$-	$-
Currency swaps	Derivative financial assets	739	752	Derivative related liabilities	-	-
Total		$1,646	$1,786		$-	$-

The following table provides the gain or loss recorded on the derivatives related to fair value option debt primarily due to changes in interest rates:

		Amount of Gain (Loss)
		Recognized
		in Derivative Related Income
		(Expense)
	Location of Gain (Loss)
	Recognized in Income on Derivative	2010	2009	2008
	(in millions)
Interest rate contracts	Gain (loss) on debt designated at fair value and related derivatives	$719	$(39)	$1,703
Currency contracts	Gain (loss) on debt designated at fair value and related derivatives	182	185	308
Total		$901	$146	$2,011

Notional Value of Derivative Contracts The following table summarizes the notional values of derivative contracts:

At December 31,	2010	2009
	(in millions)
Derivatives designated as hedging instruments:
Interest rate swaps	$8,917	$11,585
Currency swaps	10,018	15,373
	18,935	26,958
Non-qualifying economic hedges:
Derivatives not designated as hedging instruments:
Interest rate:
Swaps	11,449	7,081
Purchased caps	173	682
Foreign exchange:
Swaps	1,221	1,291
Forwards	123	349
	12,966	9,403
Derivatives associated with debt carried at fair value:
Interest rate swaps	15,212	19,169
Currency swaps	3,376	4,122
	18,588	23,291
Total	$50,489	$59,652

18.  Income Taxes

Total income taxes were as follows:

Year Ended December 31,	2010	2009	2008
	(in millions)
Provision (benefit) for income taxes related to continuing operations	$(1,007)	$(2,632)	$(1,087)
Income taxes related to adjustments included in common shareholder's equity:
Unrealized gains (losses) on securities available-for-sale, not other-than-temporarily impaired, net	22	51	(31)
Unrealized gains (losses) on other-than-temporarily impaired debt securities available-for-sale	1	(4)	-
Unrealized gains (losses) on cash flow hedging instruments	43	387	(370)
Changes in funded status of pension and post retirement benefit plans	(5)	2	(4)
Foreign currency translation adjustments	2	8	(46)
Exercise of stock based compensation	-	-	2
Valuation allowance	-	(2)	30
Total	$(944)	$(2,190)	$(1,506)

Provisions for income taxes related to our continuing operations were:

Year Ended December 31,	2010	2009	2008
	(in millions)
Current provision (benefit):
United States	$(1,322)	$(2,386)	$(1,085)
Foreign	-	1	11
Total current provision (benefit)	(1,322)	(2,385)	(1,074)
Deferred provision (benefit):
United States	315	(247)	(13)
Total deferred provision (benefit)	315	(247)	(13)
Total income provision (benefit)	$(1,007)	$(2,632)	$(1,087)

The significant components of deferred provisions attributable to income from continuing operations were:

Year Ended December 31,	2010	2009	2008
	(in millions)
Deferred income tax (benefit) provision (excluding the effects of other components)	$274	$(204)	$(291)
Increase in valuation allowance	49	209	316
Change in operating loss carryforwards	(8)	(282)	(107)
Adjustment to statutory tax rate	-	30	69
Deferred income tax provision	$315	$(247)	$(13)

A reconciliation of income tax expense (benefit) compared with the amounts at the U.S. federal statutory rates was as follows:

Year Ended December 31,	2010		2009		2008
	(dollars are in millions)
Tax benefit at the U.S. federal statutory income tax rate	$(1,017)	(35.0)%	$(3,534)	(35.0)%	$(1,293)	(35.0)%
Increase (decrease) in rate resulting from:
State and local taxes, net of Federal benefit	(15)	(.5)	28.3		(52)	(1.4)
State rate change effect on net deferred taxes	-	-	34.3		70	1.9
Non-deductible goodwill	-	-	798	7.9	115	3.1
Low income housing and other tax credits	-	-	(19)	(.2)	(50)	(1.4)
Leveraged leases	48	1.7	20.2		34.9
Other	(23)	(.9)	41.4		89	2.5
Total income tax benefit	$(1,007)	(34.7)%	$(2,632)	(26.1)%	$(1,087)	(29.4)%

The effective tax rate for continuing operations in 2010 was primarily impacted by state taxes, including states where we file combined unitary state tax returns with other HSBC affiliates and amortization of purchase accounting adjustments on leveraged leases that matured in December 2010. The effective tax rate for continuing operations in 2009 was significantly impacted by the non-tax deductible impairment of goodwill, the relative level of pretax book loss, increase in the state and local income tax valuation allowance, and a decrease in low income housing credits. The effective tax in 2008 was significantly impacted by the non-deductible goodwill impairment, an increase in the state and local income tax valuation allowance as well as a change in estimate in the state tax rate for jurisdictions where we file combined unitary state tax returns with other HSBC affiliates.

Temporary differences which gave rise to a significant portion of deferred tax assets and liabilities were as follows:

At December 31,	2010	2009
	(in millions)
Deferred Tax Assets
Credit loss reserves	$2,497	$2,837
Unused tax benefit carryforwards	796	790
Market value adjustment	318	586
Other	516	658
Total deferred tax assets	4,127	4,871
Valuation allowance	(720)	(671)
Total deferred tax assets net of valuation allowance	3,407	4,200
Deferred Tax Liabilities
Fee income	412	626
Deferred loan origination costs	290	306
Intangibles	-	185
Receivables sold	99	-
Leveraged leases	-	73
Other	115	123
Total deferred tax liabilities	916	1,313
Net deferred tax asset	$2,491	$2,887

The decrease in the credit loss reserves component of the deferred tax asset in 2010 reflects increased levels of charge-offs recorded during the year.

The deferred tax valuation allowance is attributed to the following deferred tax assets that based on the available evidence it is more-likely-than-not that the deferred tax asset will not be realized:

At December 31,	2010	2009
	(in millions)
State tax benefit loss limitations	$537	$480
Deferred capital loss on sale to affiliates	49	49
Foreign tax credit carryforward	127	127
Other	7	15
Total	$720	$671

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2010	2009
	(in millions)
Balance at beginning of year	$196	$199
Additions based on tax positions related to the current year	13	6
Additions for tax positions of prior years	25	33
Reductions for tax positions of prior years	(27)	(21)
Settlements	(33)	(17)
Reductions for lapse of statute of limitations	(5)	(4)
Balance at end of year	$169	$196

The state tax portion of these amounts is reflected gross and not reduced by the federal tax effect. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $96 million and $110 million at December 31, 2010 and 2009, respectively.

It is our policy to recognize accrued interest related to unrecognized tax benefits in interest expense in the consolidated statement of income (loss) and to recognize penalties related to unrecognized tax benefits as a component of other servicing and administrative expenses in the consolidated statement of income (loss). We had accruals for the payment of interest and penalties associated with uncertain tax positions of $76 million and $78 million at December 31, 2010 and 2009, respectively. We decreased our accrual for the payment of interest and penalties associated with uncertain tax positions by $2 million and $1 million during 2010 and 2009, respectively.

HSBC North America Consolidated Income Taxes We are included in HSBC North America's consolidated Federal income tax return and in various combined state income tax returns. As such, we have entered into a tax allocation agreement with HSBC North America and its subsidiary entities ("the HNAH Group") included in the consolidated returns which govern the current amount of taxes to be paid or received by the various entities included in the consolidated return filings. As a result, we have looked at the HNAH Group's consolidated deferred tax assets and various sources of taxable income, including the impact of HSBC and HNAH Group tax planning strategies, in reaching conclusions on recoverability of deferred tax assets. Where a valuation allowance is determined to be necessary at the HSBC North America consolidated level, such allowance is allocated to the principal subsidiaries within the HNAH Group as described below in a manner that is systematic, rational and consistent with the broad principles of accounting for income taxes.

The HNAH Group evaluates deferred tax assets for recoverability using a consistent approach which considers the relative impact of negative and positive evidence, including historical financial performance, projections of future taxable income, future reversals of existing taxable temporary differences, tax planning strategies and any available carryback capacity.

In evaluating the need for a valuation allowance, the HNAH Group estimates future taxable income based on management approved business plans, future capital requirements and ongoing tax planning strategies, including capital support from HSBC necessary as part of such plans and strategies. The HNAH Group has continued to consider the impact of the economic environment on the North American businesses and the expected growth of the deferred tax assets. This evaluation process involves significant management judgment about assumptions that are subject to change from period to period.

In conjunction with the HNAH Group deferred tax evaluation process, based on our forecasts of future taxable income, which include assumptions about the depth and severity of home price depreciation and the U.S. economic downturn, including unemployment levels and their related impact on credit losses, we currently anticipate that our results of future operations will generate sufficient taxable income to allow us to realize our deferred tax assets. However, since these market conditions have created losses in the HNAH Group in recent periods and volatility on our pre-tax book income, our analysis of the realizability of the deferred tax assets significantly discounts any future taxable income expected from continuing operations and relies to a greater extent on continued capital support from our parent, HSBC, including tax planning strategies implemented in relation to such support. HSBC has indicated they remain fully committed and have the capacity and willingness to provide capital as needed to run operations, maintain sufficient regulatory capital, and fund certain tax planning strategies.

Only those tax planning strategies that are both prudent and feasible, and which management has the ability and intent to implement, are incorporated into our analysis and assessment. The primary and most significant strategy is HSBC's commitment to reinvest excess HNAH Group capital to reduce debt funding or otherwise invest in assets to ensure that it is more likely than not that the deferred tax assets will be utilized.

Currently, it has been determined that the HNAH Group's primary tax planning strategy, in combination with other tax planning strategies, provides support for the realization of the net deferred tax assets recorded for the HNAH Group. Such determination is based on HSBC's business forecasts and assessment as to the most efficient and effective deployment of HSBC capital, most importantly including the length of time such capital will need to be maintained in the U.S. for purposes of the tax planning strategy.

Notwithstanding the above, the HNAH Group has valuation allowances against certain specific tax attributes such as foreign tax credits, certain state related deferred tax assets and certain tax loss carryforwards for which the aforementioned tax planning strategies do not provide appropriate support.

HNAH Group valuation allowances are allocated to the principal subsidiaries, including us. The methodology allocates the valuation allowance to the principal subsidiaries based primarily on the entity's relative contribution to the growth of the HSBC North America consolidated deferred tax asset against which the valuation allowance is being recorded.

If future results differ from the HNAH Group's current forecasts or the primary tax planning strategy were to change, a valuation allowance against the remaining net deferred tax assets may need to be established which could have a material adverse effect on our results of operations, financial condition and capital position. The HNAH Group will continue to update its assumptions and forecasts of future taxable income, including relevant tax planning strategies, and assess the need for such incremental valuation allowances.

Absent the capital support from HSBC and implementation of the related tax planning strategies, the HNAH Group, including us, would be required to record a valuation allowance against the remaining deferred tax assets.

HSBC Finance Corporation Income Taxes We recognize deferred tax assets and liabilities for the future tax consequences related to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax credits and net operating and other losses. Our net deferred tax assets, including deferred tax liabilities and valuation allowances, totaled $2.5 billion and $2.9 billion as of December 31, 2010 and 2009, respectively.

We remain subject to Federal income tax examination for years 1998 and forward and state income tax examinations for years 1996 and forward. It is reasonably possible that there could be a change in the amount of our unrecognized tax benefits within the next 12 months due to settlements or statutory expirations in various tax jurisdictions.

In November 2009, President Obama signed into law "The Worker, Homeownership, and Business Assistance Act of 2009" which allows for an extended carryback period for certain federal tax net operating losses. Our deferred tax asset related to such losses was reduced by $1.6 billion as a result of this legislation during 2009.

In May 2008, we sold all of the common stock of Household International Europe, the holding company for our U.K. Operations to HSBC Overseas Holdings (UK) Limited for a loss. No tax benefit was recognized on the loss on sale because the sale was between affiliates under common control, the capital loss was deferred and a valuation allowance was established on the $49 million deferred tax asset relating to the future realization of the deferred tax capital loss. The deferred tax capital loss could be recognized if the stock of Household International Europe is sold to an unaffiliated third party. Capital losses may only be offset by capital gains and have a five-year carryforward period. In November 2008, we transferred the common stock of HSBC Financial Corporation Limited, the holding company for our Canadian Operations to HSBC Bank Canada ("HBCA"). No tax benefit was recognized on the transfer due to loss disallowance rules.

At December 31, 2010, we had net operating loss carryforwards of $10.1 billion for state tax purposes which expire as follows: $151 million in 2011-2015; $356 million in 2016-2020; $1.9 billion in 2021-2025; and $7.7 billion in 2026 and forward.

At December 31, 2010, we had foreign tax credit carryforwards of $127 million for federal income tax purposes which expire as follows: $43 million in 2015; $36 million in 2016; and $21 million in 2017; and $27 million in 2018.

At December 31, 2010, we had general business tax credit carryforwards of $87 million for federal income tax purposes which expire as follows: $18 million in 2026; $50 million in 2028; and $19 million in 2029.

19.  Redeemable Preferred Stock

In November 2010, we issued 1,000 shares of 8.625 percent Non-Cumulative Preferred Stock, Series C ("Series C Preferred Stock") to our parent, HINO, for a cash purchase price of $1.0 billion. Dividends on the Series C Preferred Stock are non-cumulative and payable quarterly at a rate of 8.625 percent. The Series C Preferred Stock may be redeemed at our option after November 30, 2025 at $1,000,000 per share, plus accrued dividends. The redemption and liquidation value is $1,000,000 per share plus accrued and unpaid dividends. The holders of Series C Preferred Stock are entitled to payment before any capital distribution is made to the common shareholder and have no voting rights except for the right to elect two additional members to the board of directors in the event that dividends have not been declared and paid for six quarters, or as otherwise provided by law. Additionally, as long as any shares of the Series C Preferred Stock are outstanding, the authorization, creation or issuance of any class or series of stock that would rank prior to the Series C Preferred Stock with respect to dividends or amounts payable upon liquidation or dissolution of HSBC Finance Corporation must be approved by the holders of at least two-thirds of the shares of Series C Preferred Stock outstanding at that time. Dividend payments will begin during the first quarter of 2011.

In June 2005, we issued 575,000 shares of 6.36 percent Non-Cumulative Preferred Stock, Series B ("Series B Preferred Stock"). Dividends on the Series B Preferred Stock are non-cumulative and payable quarterly at a rate of 6.36 percent. The Series B Preferred Stock may be redeemed at our option after June 23, 2010 at $1,000 per share, plus accrued dividends. The redemption and liquidation value is $1,000 per share plus accrued and unpaid dividends. The holders of Series B Preferred Stock are entitled to payment before any capital distribution is made to the common shareholder and have no voting rights except for the right to elect two additional members to the board of directors in the event that dividends have not been declared and paid for six quarters, or as otherwise provided by law. Additionally, as long as any shares of the Series B Preferred Stock are outstanding, the authorization, creation or issuance of any class or series of stock which would rank prior to the Series B Preferred Stock with respect to dividends or amounts payable upon liquidation or dissolution of HSBC Finance Corporation must be approved by the holders of at least two-thirds of the shares of Series B Preferred Stock outstanding at that time. In 2010 and 2009, we declared dividends totaling $37 million on the Series B Preferred Stock which were paid prior to December 31, 2010 and 2009.

20.  Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) ("AOCI") includes certain items that are reported directly within a separate component of shareholders' equity. The following table presents changes in accumulated other comprehensive income balances.

Year Ended December 31,	2010	2009	2008
	(in millions)
Unrealized gains (losses) on cash flow hedging instruments:
Balance at beginning of period	$(632)	$(1,316)	$(718)
Other comprehensive income for period:
Net gains (losses) arising during period, net of tax of $41 million, $329 million and $(381) million, respectively	54	585	(675)
Reclassification adjustment for (gains) losses realized in net income, net of tax of $2 million, $56 million and $36 million, respectively	3	99	65
Total other comprehensive income for period	57	684	(610)
Reclassification adjustment due to sale of Canadian Operations	-	-	12
Balance at end of period	(575)	(632)	(1,316)
Unrealized gains (losses) on securities available-for-sale, not other-than temporarily impaired:
Balance at beginning of period	$38	$(54)	$(13)
Other comprehensive income for period:
Net unrealized holding gains (losses) arising during period, net of tax of $25 million, $48 million and $(31) million, respectively	44	85	(59)
Reclassification adjustment for (gains) losses realized in net income, net of tax of $(3) million, $3 million and $2 million, respectively	(4)	7	6
Total other comprehensive income for period	40	92	(53)
Reclassification adjustment due to sale of Canadian Operations	-	-	12
Balance at end of period	78	38	(54)
Unrealized gains (losses) on other-than-temporarily impaired debt securities available-for-sale:
Balance at beginning of period	$(7)	$-	$-
Other comprehensive income for period:
Other-than-temporary impairment on debt securities available-for-sale recognized in other comprehensive income, net of tax of $1 million, $(6) million and $- million, respectively	3	(10)	-
Reclassification adjustment for (gains) losses realized in net income, net of tax of $- million, $2 million and $- million, respectively -	-	3	-
Total other comprehensive loss for period	3	(7)	-
Balance at end of period	(4)	(7)	-
Pension liability:
Balance at beginning of period	8	4	(3)
Other comprehensive income for period:
Postretirement benefit plan adjustment, net of tax of $(5) million, $2 million and $(4) million, respectively	(8)	4	(1)
Total other comprehensive income for period	(8)	4	(1)
Reclassification adjustment due to sale of U.K. Operations	-	-	(10)
Reclassification adjustment due to sale of Canadian Operations	-	-	18
Balance at end of period	-	8	4
Foreign currency translation adjustments:
Balance at beginning of period	10	(12)	514
Other comprehensive loss for period:
Translation gains (losses), net of tax of $2 million, $8 million and $(43) million, respectively	-	22	(120)
Total other comprehensive income for period	-	22	(120)
Reclassification adjustment due to sale of U.K. Operations	-	-	(370)
Reclassification adjustment due to sale of Canadian Operations	-	-	(36)
Balance at end of period	10	10	(12)
Total accumulated other comprehensive loss at end of period	$(491)	$(583)	$(1,378)

21.  Share-Based Plans

Restricted Share Plans Subsequent to our acquisition by HSBC, key employees have been provided awards in the form of restricted shares ("RSRs") and restricted stock units ("RSUs") under the Group Share Plan. These shares have been granted as both time vested (3 year vesting) and/or performance contingent (3 and 4 year vesting) awards. We also issue a small number of off-cycle grants each year for recruitment and retention. These RSR awards vest over a varying period of time depending on the nature of the award, the longest of which vests over a five year period. Annual awards to employees in 2004 vested over five years contingent upon the achievement of certain company performance targets.

Information with respect to RSR and RSUs awarded under HSBC's Restricted Share Plan/Group Share Plan, all of which are in HSBC ordinary shares, is as follows:

Year Ended December 31,	2010	2009	2008
RSR and RSUs awarded	964,927	4,618,923	3,566,510
Weighted-average fair market value per share	$10.36	$8.78	$16.45
RSR and RSUs outstanding at December 31	4,038,870	9,559,886	12,102,259
Compensation cost: (in millions)
Pre-tax	$14	$27	$37
After-tax	9	18	24

Employee Stock Purchase Plans The HSBC Holdings Savings-Related Share Option Plan (the "HSBC Sharesave Plan"), allows eligible employees to enter into savings contracts to save up to the equivalent of 250 pounds sterling per month, with the option to use the savings to acquire ordinary shares of HSBC at the end of the contract period. There are currently three types of plans offered which allow the participant to select savings contracts of 1, 3 or 5 year length. The options for the 1 year plan are automatically exercised if the current share price is at or above the strike price, which is at a 15 percent discount to the fair market value of the shares on grant date. If the current share price is below the strike price, the participants have the ability to exercise the option during the three months following the maturity date if the share price rises. The options under the 3 and 5 year plans are exercisable within six months following the third or fifth year, respectively, of the commencement of the related savings contract, at a 20 percent discount for options granted. HSBC ordinary shares granted and the related fair value of the options for 2010, 2009 and 2008 are presented below:

	2010		2009		2008
	HSBC Ordinary Shares Granted	Fair Value Per Share of Shares Granted	HSBC Ordinary Shares Granted	Fair Value Per Share of Shares Granted	HSBC Ordinary Shares Granted	Fair Value Per Share of Shares Granted
1 year vesting period	115,205	$2.00	425,259	$2.07	305,147	$3.10
3 year vesting period	120,591	2.57	738,859	2.41	660,727	3.93
5 year vesting period	31,276	2.76	379,170	2.19	208,019	4.18

Compensation expense related to the grants under the HSBC Sharesave Plan totaled $1 million in 2010, $3 million in 2009 and $3 million in 2008. As of December 31, 2010, future compensation cost related to grants which have not yet fully vested is approximately $9 million. This amount is expected to be recognized over a weighted-average period of 0.94 years.

The fair value of each option granted under the HSBC Sharesave Plan was estimated as of the date of grant using a third party option pricing model. The significant assumptions used to estimate the fair value of the options granted by year are as follows:

	2010	2009	2008
Risk-free interest rate	.47 - 2.63%	.52 - 2.10%	1.85 - 3.03%
Expected life	1, 3 or 5 years	1, 3 or 5 years	1, 3 or 5 years
Expected volatility	30%	50%, 35%, 30%	25%

Stock Option Plans The HSBC Holdings Group Share Option Plan (the "Group Share Option Plan"), which replaced the former Household stock option plans, was a long-term incentive compensation plan available to certain employees prior to 2005. Grants were usually made annually. At the 2005 HSBC Annual Meeting of Stockholders, the shareholders approved and HSBC adopted the HSBC Share Plan ("Group Share Plan") to replace this plan. Since 2004, no further options have been granted to employees although stock option grants from previous years remain in effect subject to the same conditions as before. In lieu of options, these employees received grants of shares of HSBC stock subject to certain vesting conditions as discussed further above. If the performance conditions are not met by year 5, the options will be forfeited. Options granted to employees in 2004 vest 100 percent upon the attainment of certain company performance conditions which were met in 2009 and expire ten years from the date of grant. Such options were granted at market value. There was no compensation expense related to the Group Share Option Plan during 2010 or 2009.

Information with respect to the Group Share Option Plan is as follows:

	2010		2009		2008
	HSBC Ordinary Shares	Weighted- Average Price per Share	HSBC Ordinary Shares	Weighted- Average Price per Share	HSBC Ordinary Shares	Weighted- Average Price per Share
Outstanding at beginning of year	6,633,653	$13.05	5,780,800	$14.96	6,060,800	$14.97
Options granted due to HSBC plc rights issuance(1)	-		852,853	13.05	-	-
Exercised	-	-	-	-	-	-
Transferred	-	-	-	-	(175,000)	15.31
Expired or canceled	-	-	-	-	(105,000)	14.82
Outstanding at end of year	6,633,653	13.05	6,633,653	13.05	5,780,800	14.96
Exercisable at end of year	6,633,653	$13.05	6,633,653	$13.05	3,654,800	$15.31
____________

(1)
As a result of the HSBC plc share rights offering, existing holders of share options were granted additional options of a value such that the rights offering would not be dilutive to their individual positions.

The following table summarizes information about stock options outstanding under the Group Share Option Plan at December 31, 2010:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Life	Weighted- Average Exercise Price	Number Outstanding	Weighted- Average Exercise Price
$12.51 - 15.00	6,633,653	2.98	$13.05	6,633,653	$13.05

Prior to our acquisition by HSBC, certain employees were eligible to participate in the former Household stock option plan. Employee stock options generally vested equally over four years and expired 10 years from the date of grant. Upon completion of our acquisition by HSBC, all options granted prior to November 2002 vested and became outstanding options to purchase HSBC ordinary shares. Options granted under the former Household plan subsequent to October 2002 were converted into options to purchase ordinary shares of HSBC, but did not vest under the change in control. No compensation expense related to the former Household plan was recorded in 2010, 2009 or 2008 as all shares under the former Household plan are fully vested.

Information with respect to stock options granted under the former Household plan is as follows:

	2010		2009		2008
	HSBC Ordinary Shares	Weighted- Average Price per Share	HSBC Ordinary Shares	Weighted- Average Price per Share	HSBC Ordinary Shares	Weighted- Average Price per Share
Outstanding at beginning of year	17,101,975	$16.28	19,525,710	$18.23	21,159,911	$18.04
Options granted due to HSBC plc rights issuance(1)	-	-	2,880,667	15.88	-	-
Exercised	(306,964)	9.29	(20,000)	10.66	(262,437)	13.35
Transferred in/(out)	-	-	-	-	(719,846)	18.29
Expired or canceled	(6,052,842)	16.10	(5,284,402)	14.61	(651,918)	14.16
Outstanding at end of year	10,742,169	$16.58	17,101,975	$16.28	19,525,710	$18.23
Exercisable at end of year	10,742,169	$16.58	17,101,975	$16.28	19,525,710	$18.23
____________

(1)
As a result of the HSBC plc share rights offering, existing holders of share options were granted additional options of a value such that the rights offering would not be dilutive to their individual positions.

The following table summarizes information about the number of HSBC ordinary shares subject to outstanding stock options under the former Household plan, at December 31, 2010:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Life	Weighted- Average Exercise Price	Number Outstanding	Weighted- Average Exercise Price
$9.01 - $12.50	2,345,452	1.87	$9.29	2,345,452	$9.29
$17.51 - $20.00	8,396,717.87		18.62	8,396,717	18.62

22.  Pension and Other Postretirement Benefits

Defined Benefit Pension Plan  Effective January 1, 2005, our previously separate qualified defined benefit pension plan was combined with that of HSBC Bank USA's into a single HSBC North America qualified defined benefit pension plan (either the "HSBC North America Pension Plan" or the "Plan") which facilitates the development of a unified employee benefit policy and unified employee benefit plan administration for HSBC companies operating in the U.S.

The table below reflects the portion of pension expense and its related components of the HSBC North America Pension Plan which has been allocated to us and is recorded in our consolidated statement of income (loss).

Year Ended December 31,	2010	2009	2008
	(in millions)
Service cost - benefits earned during the period	$18	$27	$46
Interest cost on projected benefit obligation	58	64	66
Expected return on assets	(57)	(45)	(77)
Partial plan termination(1)	-	9	-
Recognized losses	35	33	1
Pension expense	$54	$88	$36
____________

(1)
Effective September 30, 2009, HSBC North America voluntarily chose to allow all plan participants whose employment was terminated as a result of the strategic restructuring of its businesses between 2007 and 2009 to become fully vested in their accrued pension benefit, resulting in a partial termination of the plan. In accordance with interpretations of the Internal Revenue Service relating to partial plan terminations, plan participants who voluntarily left the employment of HSBC North America or its subsidiaries during this period were also deemed to have vested in their accrued pension benefit through the date their employment ended. As a result, incremental pension expense of $9 million, representing our share of the partial plan termination cost, was recognized during 2009.

Pension expense declined during 2010 due to lower service cost and interest cost as a result of reduced headcount. Also contributing to lower pension expense was an increase in the expected return of plan assets primarily due to higher asset levels.

During the first quarter of 2010, we announced that the Board of Directors of HSBC North America had approved a plan to cease all future benefit accruals for legacy participants under the final average pay formula components of the HSBC North America Pension Plan effective January 1, 2011. Future accruals to legacy participants under the Plan will thereafter be provided under the cash balance based formula which is now used to calculate benefits for employees hired after December 31, 1999. Furthermore, all future benefit accruals under the Supplemental Retirement Income Plan will also cease effective January 1, 2011.

The aforementioned changes to the Plan have been accounted for as a negative plan amendment and, therefore, the reduction in our share of HSBC North America's projected benefit obligation as a result of this decision will be amortized to net periodic pension cost over the future service periods of the affected employees. The changes to the Supplemental Retirement Income Plan have been accounted for as a plan curtailment, which resulted in no significant immediate recognition of income or expense.

The assumptions used in determining pension expense of the HSBC North America Pension Plan are as follows:

	2010	2009	2008
Discount rate	5.60%	7.15%	6.55%
Salary increase assumption	2.90	3.50	3.75
Expected long-term rate of return on Plan assets	7.70	8.00	8.00

Long-term historical rates of return in conjunction with our current outlook of return rates over the term of the pension obligation are considered in determining an appropriate long-term rate of return on Plan assets. In this regard, a "best estimate range" of expected rates of return on Plan assets is established by actuaries based on a portfolio of passive investments considering asset mix upon which a distribution of compound average returns for such portfolio is calculated over a 20 year horizon. This approach, however, ignores the characteristics and performance of the specific investments the pension plan is invested in, their historical returns and their performance against industry benchmarks. In evaluating the range of potential outcomes, a "best estimate range" is established between the 25th and 75th percentile. In addition to this analysis, we also seek the input of the firm which provides us pension advisory services. This firm performs an analysis similar to that done by our actuaries, but instead uses real investment types and considers historical fund manager performance. In this regard, we also focus on the range of possible outcomes between the 25th and 75th percentile, with a focus on the 50th percentile. The combination of these analyses creates a range of potential long-term rate of return assumptions from which we determine an appropriate rate.

Given the Plan's current allocation of equity and fixed income securities and using investment return assumptions which are based on long term historical data, the long term expected return for plan assets is reasonable.

Investment Strategy for Plan Assets The primary objective of the HSBC North America Pension Plan is to provide eligible employees with regular pension benefits. Since the plan is governed by the Employee Retirement Security Act of 1974 ("ERISA"), ERISA regulations serve as guidance for the management of plan assets. In this regard, an Investment Committee (the "Committee") for the Plan has been established and its members have been appointed by the Chief Executive Officer as authorized by the Board of Directors of HSBC North America. The Committee is responsible for establishing the funding policy and investment objectives supporting the Plan including allocating the assets of the Plan, monitoring the diversification of the Plan's investments and investment performance, assuring the Plan does not violate any provisions of ERISA and the appointment, removal and monitoring of investment advisers and the trustee. Consistent with prudent standards for preservation of capital and maintenance of liquidity, the goal of the Plan is to earn the highest possible total rate of return consistent with the Plan's tolerance for risk as periodically determined by the Committee. A key factor shaping the Committee's attitude towards risk is the generally long term nature of the underlying benefit obligations. The asset allocation decision reflects this long term horizon as well as the ability and willingness to accept some short-term variability in the performance of the portfolio in exchange for the expectation of competitive long-term investment results for its participants.

The Plan's investment committee utilizes a proactive approach to managing the Plan's overall investment strategy. During the past year, this resulted in the Committee conducting four quarterly meetings including two strategic reviews and two in-depth manager performance reviews. These quarterly meetings are supplemented by the pension support staff tracking actual investment manager performance versus the relevant benchmark and absolute return expectations on a monthly basis. The pension support staff also monitors adherence to individual investment manager guidelines via a quarterly compliance certification process. A sub-committee consisting of the pension support staff and two members of the investment committee, including the chairman, are delegated responsibility for conducting in-depth reviews of managers performing below expectation. This sub-committee also provides replacement recommendations to the Committee when manager performance fails to meet expectations for an extended period. During the two strategic reviews in 2010, the Committee re-examined the Plan's asset allocation levels, interest rate hedging strategy and investment menu options. In October 2010, the Committee unanimously agreed to maintain the Plan's target asset allocation mix in 2010 at 60 percent equity securities, 39 percent fixed income securities and 1 percent cash. Further, the Committee agreed to gradually shift to 40 percent equity securities, 59 percent fixed income securities and 1 percent cash over a 24 month period. Should interest rates rise faster than currently projected by the Committee, the shift to a higher percentage of fixed income securities will be accelerated.

In order to achieve the return objectives of the Plan, investment diversification is employed to ensure that adverse results from one security or security class will not have an unduly detrimental effect on the entire portfolio. Diversification is interpreted to include diversification by type, characteristic, and number of investments as well as investment style of investment managers and number of investment managers for a particular investment style. Equity securities are invested in large, mid and small capitalization domestic stocks as well as international, global and emerging market stocks. Fixed income securities are invested in U.S. Treasuries (including Treasury Inflation Protected Securities), agencies, corporate bonds, and mortgage and other asset backed securities. Without sacrificing returns or increasing risk, the Committee prefers a limited number of investment manager relationships which improves efficiency of administration while providing economies of scale with respect to fees.

Prior to 2009, both third party and affiliate investment consultants were used to provide investment consulting services such as recommendations on the type of funds to be utilized, appropriate fund managers, and the monitoring of the performance of those fund managers. In 2009, the Committee approved the use of a third party investment consultant exclusively. Fund performance is measured against absolute and relative return objectives. Results are reviewed from both a short-term (less than 1 year) and intermediate term (three to five year i.e. a full market cycle) perspective. Separate account fund managers are prohibited from investing in all HSBC Securities, restricted stock (except Rule 144(a) securities which are not prohibited investments), short-sale contracts, non-financial commodities, investments in private companies, leveraged investments and any futures or options (unless used for hedging purposes and approved by the Committee). Commingled account and limited partnership fund managers however are allowed to invest in the preceding to the extent allowed in each of their offering memoranda. As a result of the current low interest rate environment and expectation that interest rates will rise in the future, the Committee mandated the suspension of its previously approved interest rate hedging strategy in June 2009. Outside of the approved interest rate hedging strategy, the use of derivative strategies by investment managers must be explicitly authorized by the Committee. Such derivatives may be used only to hedge an account's investment risk or to replicate an investment that would otherwise be made directly in the cash market.

The Committee expects total investment performance to exceed the following long-term performance objectives:

• A long-term return of 7.25 percent;

•  A passive, blended index comprised of 19.5 percent S&P 500, 12 percent Russell 2000, 11 percent EAFE, 8 percent MSCI AC World Free Index, 2 percent S&P/Citigroup Extended Market World Ex-US, 7.5 percent MSCI Emerging Markets, 29 percent Barclays Long Gov/Credit, 10 percent Barclays Treasury Inflation Protected Securities and 1 percent 90-day T-Bills; and

• Above median performance of peer corporate pension plans.

HSBC North America's overall investment strategy for Plan assets is to achieve a mix of at least 95 percent of investments for long-term growth and up to 5 percent for near-term benefit payments with a wide diversification of asset types, fund strategies, and fund managers. The target sector allocations of Plan assets at December 31, 2010 are as follows:

Percentage of Plan Assets at December 31, 2010
Domestic Large/Mid-Cap Equity	17.9%
Domestic Small Cap Equity	11.0
International Equity	11.9
Global Equity	7.3
Emerging Market Equity	6.9
Fixed Income Securities	44.0
Cash or Cash Equivalents	1.0
Total	100.0%

Plan Assets A reconciliation of beginning and ending balances of the fair value of net assets associated with the HSBC North America Pension Plan is shown below.

Year Ended December 31,	2010	2009
	(in millions)
Fair value of net Plan assets at beginning of year	$2,141	$1,978
Cash contributions by HSBC North America	187	241
Actual return on Plan assets	397	129
Benefits paid	(161)	(207)
Fair value of net Plan assets at end of year	$2,564	$2,141

As a result of the capital markets improving since December 2009, as well as the $187 million contribution to the Plan during 2010, the fair value of Plan assets at December 31, 2010 increased approximately 20 percent compared to 2009.

The Pension Protection Act of 2006 requires companies to meet certain pension funding requirements by January 1, 2015. As a result, during the third quarter of 2009, the Committee revised the Pension Funding Policy to better reflect current marketplace conditions and ensure the Plan's ability to continue to make lump some payments to retiring participants. The revised Pension Funding Policy requires HSBC North America to annually contribute the greater of:

• The minimum contribution required under ERISA guidelines;

• An amount necessary to ensure the ratio of the Plan's assets at the end of the year as compared to the Plan's accrued benefit obligation is equal to or greater than 90 percent;

•Pension expense for the year as determined under current accounting guidance; or

• $100 million which approximates the actuarial present value of benefits earned by Plan participants on an annual basis.

As a result, during 2010 HSBC North America made a contribution to the Plan of $187 million. Additional contributions during 2011 are anticipated.

Accounting principles related to fair value measurements provide a framework for measuring fair value and focuses on an exit price in the principal (or alternatively, the most advantageous) market accessible in an orderly transaction between willing market participants (the "Fair Value Framework"). The Fair Value Framework establishes a three- tiered fair value hierarchy with Level 1 representing quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are inputs that are observable for the identical asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are inactive, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. Transfers between leveling categories are recognized at the end of each reporting period.

The following table presents the fair values associated with the major categories of Plan assets and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair values as of December 31, 2010 and 2009.

	Fair Value Measurement at December 31, 2010
	Total	(Level 1)	(Level 2)	(Level 3)
	(in millions)
Investments at Fair Value:
Cash and short term investments	$128	$128	$-	$-
Equity Securities
U.S. Large-cap Growth(1)	485	478	7	-
U.S. Small-cap Growth(2)	295	215	80	-
International Equity(3)	280	119	161	-
Global Equity	203	84	119	-
Emerging Market Equity	203	-	203	-
U.S. Treasury	519	519	-	-
U.S. Government agency issued or guaranteed	35	4	31	-
Obligations of U.S. states and political subdivisions	30	-	30	-
Asset-backed securities	34	-	6	28
U.S. corporate debt securities(4)	287	-	287	-
Corporate stocks - preferred	6	5	1	-
Foreign debt securities	116	-	99	17
Other Investments	59	-	59	-
Accrued interest	13	5	8	-
Total investments	2,693	1,557	1,091	45
Receivables:
Receivables from sale of investments in process of settlement	36	36	-	-
Derivative financial asset(5)	17	-	17	-
Total receivables	53	36	17	-
Total Assets	2,746	1,593	1,108	45
Liabilities	(182)	(80)	(102)	-
Total Net Assets	$2,564	$1,513	$1,006	$45

	Fair Value Measurement at December 31, 2009
	Total	(Level 1)	(Level 2)	(Level 3)
	(in millions)
Investments at Fair Value:
Cash and short term investments	$78	$78	$-	$-
Equity Securities				-
U.S. Large-cap Growth(1)	518	510	8	-
U.S. Small-cap Growth(2)	317	205	112	-
International Equity(3)	287	158	129	-
Global Equity	180	166	14	-
Emerging Market Equity	46	-	46	-
U.S. Treasury	382	382	-	-
U.S. Government agency issued or guaranteed	41	2	39	-
Obligations of U.S. states and political subdivisions	13	-	11	2
Asset-backed securities	28	-	11	17
U.S. corporate debt securities(4)	274	-	273	1
Corporate stocks - preferred	3	2	1	-
Foreign debt securities	96	-	95	1
Accrued interest	13	5	8	-
Total investments	2,276	1,508	747	21
Receivables:
Receivables from sale of investments in process of settlement	20	20	-	-
Derivative financial asset(5)	21	-	21	-
Total receivables	41	20	21	-
Total Assets	2,317	1,528	768	21
Liabilities	(176)	(22)	(154)	-
Total Net Assets	$2,141	$1,506	$614	$21
____________

(1) This category comprises actively managed enhanced index investments that track the S&P 500 and actively managed U.S. investments that track the Russell 1000.

(2) This category comprises actively managed U.S. investments that track the Russell 2000.

(3) This category comprises actively managed equity investments in non-U.S. and Canada developed markets that generally track the MSCI EAFE index. MSCI EAFE is an equity market index of 22 developed market countries in Europe, Australia, Asia and the Far East including Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom.

(4) This category represents predominantly investment grade bonds of U.S. issuers from diverse industries.

(5) This category is comprised completely of interest rate swaps.

The following table provides additional detail regarding the rating of our U.S. corporate debt securities at December 31, 2010:

	Level 2	Level 3	Total
	(in millions)
AAA to AA(1)	$23	$-	$23
A+ to A-(1)	106	-	106
BBB+ to Unrated(1)	158	-	158
Total	$287	-	$287
____________

(1) We obtain ratings on our U.S. corporate debt securities from both Moody's Investor Services and Standard and Poor's Corporation. In the event the ratings we obtain from these agencies differ, we utilize the lower of the two ratings.

Significant Transfers Between Level 1 and Level 2 There were no significant transfers between Levels 1 and 2 during 2010.

Information on Level 3 Assets and Liabilities The following table summarizes additional information about changes in the fair value of Level 3 assets during 2010 and 2009.

		Total Gains and
		(Losses)							Current Period
		Included in							Plan
			Other			Transfers	Transfers		Unrealized
	Jan 1,		Comp.			Into	Out of	Dec. 31,	Gains
	2010	Income	Income	Purchases	Settlement	Level 3	Level 3	2010	(Losses)
	(in millions)
Obligations of U.S. states and political subdivisions	$2	$-	$-	$-	$-	$-	$(2)	$-	$-
Asset-backed securities	18	-	2	-	(1)	9	-	28	6
Foreign debt securities	1	-	-	16	-	-	-	17	1
Total assets	$21	$-	$2	$16	$(1)	$9	$(2)	$45	$7

		Total Gains and
		(Losses)							Current Period
		Included in							Plan
			Other			Transfers	Transfers		Unrealized
	Jan 1,		Comp.			Into	Out of	Dec. 31,	Gains
	2009	Income	Income	Purchases	Settlement	Level 3	Level 3	2009	(Losses)
	(in millions)
International equity	$12	$-	$-	$-	$(2)	$-	$(10)	$-	$-
Global equity	18	-	-	-	(3)	-	(15)	-	-
U.S. Treasury	13	-	-	-	(1)	-	(12)	-	-
U.S. governmental agency issued or guaranteed	2	-	-	-	-	-	(2)	-	-
Obligations of U.S. states and political subdivisions	2	-	-	2	-	-	(2)	2	-
Asset-backed securities	9	-	-	7	(1)	8	(5)	18	3
U.S. corporate debt securities	10	-	-	-	(10)	-	-	-	-
Foreign debt securities	1	-	1	-	(1)	-	-	1	1
Total assets	$67	$-	$1	$9	$(18)	$8	$(46)	$21	$4

Valuation Techniques for Plan Assets Following is a description of valuation methodologies used for significant categories of Plan assets recorded at fair value.

Securities: Fair value of securities is generally determined by a third party valuation source. The pricing services generally source fair value measurements from quoted market prices and if not available, the security is valued based on quotes from similar securities using broker quotes and other information obtained from dealers and market participants. For securities which do not trade in active markets, such as fixed income securities, the pricing services generally utilize various pricing applications, including models, to measure fair value. The pricing applications are based on market convention and use inputs that are derived principally from or corroborated by observable market data by correlation or other means. The following summarizes the valuation methodology used for the major security types of our pension plan assets:

•  Equity securities - Since most of our securities are transacted in active markets, fair value measurements are determined based on quoted prices for the identical security. Equity securities and derivative contracts that are non-exchange traded are primarily investments in common stock funds. The funds permit investors to redeem the ownership interests back to the issuer at end-of-day for the net asset value ("NAV") per share and there are no significant redemption restrictions. Thus the end-of-day NAV is considered observable.

•  U.S. Treasury, U.S. government agency issued or guaranteed and Obligations of U.S. States and political subdivisions - As these securities transact in an active market, the pricing services source fair value measurements from quoted prices for the identical security or quoted prices for similar securities with adjustments as necessary made using observable inputs which are market corroborated.

•  U.S. government sponsored enterprises - For certain government sponsored mortgage-backed securities which transact in an active market, the pricing services source fair value measurements from quoted prices for the identical security or quoted prices for similar securities with adjustments as necessary made using observable inputs which are market corroborated. For government sponsored mortgage-backed securities which do not transact in an active market, fair value is determined using discounted cash flow models and inputs related to interest rates, prepayment speeds, loss curves and market discount rates that would be required by investors in the current market given the specific characteristics and inherent credit risk of the underlying collateral.

•  Asset-backed securities - Fair value is determined using discounted cash flow models and inputs related to interest rates, prepayment speeds, loss curves and market discount rates that would be required by investors in the current market given the specific characteristics and inherent credit risk of the underlying collateral.

•  U.S. corporate and foreign debt securities - For non-callable corporate securities, a credit spread scale is created for each issuer. These spreads are then added to the equivalent maturity U.S. Treasury yield to determine current pricing. Credit spreads are obtained from the new issue market, secondary trading levels and dealer quotes. For securities with early redemption features, an option adjusted spread ("OAS") model is incorporated to adjust the spreads determined above. Additionally, the pricing services will survey the broker/dealer community to obtain relevant trade data including benchmark quotes and updated spreads.

•  Corporate stocks - preferred - In general, fair value for preferred securities is calculated using an appropriate spread over a comparable U.S. Treasury security for each issue. These spreads represent the additional yield required to account for risk including credit, refunding and liquidity. The inputs are derived principally from or corroborated by observable market data.

•  Derivatives - Derivatives are recorded at fair value. Asset and liability positions in individual derivatives that are covered by legally enforceable master netting agreements, including cash collateral are offset and presented net in accordance accounting principles which allow the offsetting of amounts relating to certain contracts. Derivatives traded on an exchange are valued using quoted prices. OTC derivatives, which comprise a majority of derivative contract positions, are valued using valuation techniques. The fair value for the majority of our derivative instruments are determined based on internally developed models that utilize independently-sourced market parameters, including interest rate yield curves, option volatilities, and currency rates. For complex or long-dated derivative products where market data is not available, fair value may be affected by the choice of valuation model and the underlying assumptions about, among other things, the timing of cash flows and credit spreads. The fair values of certain structured derivative products are sensitive to unobservable inputs such as default correlations and volatilities. These estimates are susceptible to significant change in future periods as market conditions change.

Projected Benefit Obligation A reconciliation of beginning and ending balances of the projected benefit obligation of the defined benefit pension plan is shown below and reflects the projected benefit obligation of the merged HSBC North American plan.

	2010	2009
	(in millions)
Projected benefit obligation at beginning of year	$3,113	$3,018
Service cost	76	83
Interest cost	174	182
Gain on curtailment	-	(24)
Actuarial losses	326	43
Special termination benefits	-	18
Plan amendment(1)	(144)	-
Benefits paid	(161)	(207)
Projected benefit obligation at end of year	$3,384	$3,113
____________

(1) The Plan amendment relates to the approval in the first quarter of 2010 to cease all future benefit accruals for legacy participants under the final average pay formula as previously discussed.

The accumulated benefit obligation for the HSBC North America Pension Plan was $3.4 billion and $2.9 billion at December 31, 2010 and 2009, respectively. As the projected benefit obligation and the accumulated benefit obligation relate to the HSBC North America Pension Plan, only a portion of this deficit should be considered our responsibility.

The curtailment gain recognized in 2009 resulted from our decision to discontinue new customer account originations by our Consumer Lending business and to close the Consumer Lending branch offices.

The assumptions used in determining the projected benefit obligation of the HSBC North America Pension Plan at December 31 are as follows:

	2010	2009	2008
Discount rate	5.45%	5.95%	6.05%
Salary increase assumption	2.75	3.50	3.50

Estimated future benefit payments for the HSBC North America Pension Plan are as follows:

HSBC North America
(in millions)
2011	$167
2012	175
2013	182
2014	189
2015	195
2016-2020	1,053

Supplemental Retirement Plan We also offer a non-qualified supplemental retirement plan. This plan, which is currently unfunded, provides eligible employees defined pension benefits outside the qualified retirement plan. Benefits are based on average earnings, years of service and age at retirement. The projected benefit obligation was $81 million and 79 million at December 31, 2010 and 2009, respectively. Pension expense related to the supplemental retirement plan was $12 million in 2010, $10 million in 2009 and $25 million in 2008.

Foreign Defined Benefit Pension Plans Prior to the sale of our U.K. and Canadian operations, we sponsored defined benefit pension plans for our foreign based employees. Pension expense for our foreign operations was $3 million in 2008 and is reflected as a component of Loss from discontinued operations in our consolidated statement of income (loss). These plans were transferred as part of the sale of our U.K. and Canadian operations.

Defined Contribution Plans We participate in the HSBC North America 401(k) savings plan and profit sharing plan which exist for employees meeting certain eligibility requirements. Under these plans, each participant's contribution is matched up to a maximum of 6 percent of the participant's compensation. Contributions are in the form of cash. Total expense for these plans for HSBC Finance Corporation was $17 million in 2010, $32 million in 2009 and $52 million in 2008.

Postretirement Plans Other Than Pensions Our employees also participate in plans which provide medical, dental and life insurance benefits to retirees and eligible dependents. These plans cover substantially all employees who meet certain age and vested service requirements. We have instituted dollar limits on our payments under the plans to control the cost of future medical benefits.

The net postretirement benefit cost included the following:

Year Ended December 31,	2010	2009	2008
	(in millions)
Service cost - benefits earned during the period	$1	$2	$2
Interest cost	10	11	12
Gain on curtailment	-	(16)	(4)
Recognized gains	-	(3)	(3)
Net periodic postretirement benefit cost (income)	$11	$(6)	$7

During 2009, we recorded a curtailment gain of $16 million due to a reduction in the benefits to be provided by the postretirement benefit plan as a result of the decision to discontinue new customer account originations by our Consumer Lending business and to close the Consumer Lending branch offices.

The assumptions used in determining the net periodic postretirement benefit cost for our postretirement benefit plans are as follows:

	2010	2009	2008
Discount rate	5.20%	7.15%	5.90%
Salary increase assumption	2.90	3.50	3.75

A reconciliation of the beginning and ending balances of the accumulated postretirement benefit obligation is as follows:

	2010	2009
	(in millions)
Accumulated benefit obligation at beginning of year	$189	$207
Service cost	1	2
Interest cost	9	11
Transferred to HSBC Technology and Services (USA) Inc. ("HTSU")(1)	(5)	(4)
Actuarial losses	5	3
Gain on curtailment	-	(16)
Benefits paid, net	(15)	(14)
Accumulated benefit obligation at end of year	$184	$189
____________

(1) Reflects the impact of the transfer of certain support functions to HTSU. See Note 23, "Related Party Transactions," for additional information on the centralization of support functions within HTSU.

Our postretirement benefit plans are funded on a pay-as-you-go basis. We currently estimate that we will pay benefits of approximately $16 million relating to our postretirement benefit plans in 2011. The funded status of our postretirement benefit plans was a liability of $184 million and $189 million at December 31, 2010 and 2009, respectively.

Estimated future benefit payments for our postretirement benefit plans are as follows:

(in millions)
2011	$16
2012	16
2013	16
2014	16
2015	16
2016-2020	71

The assumptions used in determining the benefit obligation of our postretirement benefit plans at December 31 are as follows:

	2010	2009	2008
Discount rate	4.95%	5.60%	6.05%
Salary increase assumption	2.75	3.50	3.50

A 7.7 percent annual rate of increase in the gross cost of covered health care benefits for participants under the age of 65 and a 7.2 percent annual rate for participants over the age of 65 was assumed for 2010. This rate of increase is assumed to decline gradually to 4.50 percent in 2027.

Assumed health care cost trend rates have an effect on the amounts reported for health care plans. A one-percentage point change in assumed health care cost trend rates would increase (decrease) service and interest costs and the postretirement benefit obligation as follows:

	One Percent Increase	One Percent Decrease
	(in millions)
Effect on total of service and interest cost components	$.1	$(.1)
Effect on postretirement benefit obligation	3	(2)

23.  Related Party Transactions

In the normal course of business, we conduct transactions with HSBC and its subsidiaries. These transactions occur at prevailing market rates and terms and include funding arrangements, derivative execution, purchases and sales of receivables, servicing arrangements, information technology and some centralized support services, item and statement processing services, banking and other miscellaneous services. The following tables present related party balances and the income and (expense) generated by related party transactions for continuing operations:

At December 31,	2010	2009
	(in millions)
Assets:
Cash	$168	$273
Interest bearing deposits with banks	1,009	5
Securities purchased under agreements to resell	2,060	1,550
Derivative related assets	64	-
Other assets	126	123
Total assets	$3,427	$1,951
Liabilities:
Due to affiliates (includes $436 million at December 31, 2010 carried at fair value)	$8,255	$9,043
Derivative related liability	2	56
Other liabilities	70	186
Total liabilities	$8,327	$9,285

Year Ended December 31,	2010	2009	2008
Income/(Expense):
Interest income from HSBC affiliates	$7	$7	$33
Interest expense paid to HSBC affiliates(1)	(764)	(1,103)	(1,024)
Net Interest income (loss)	(757)	(1,096)	(991)
Net gain on bulk sale of receivables to HSBC Bank USA	-	50	-
Gain/(loss) on FVO debt with affiliate	(4)	-	-
Dividend income from affiliate preferred stock	-	-	17
HSBC affiliate income:
Gain on receivable sales to HSBC affiliates:
Daily sales of private label receivable originations	197	90	115
Daily sales of credit card receivables	343	377	142
Sales of real estate secured receivables	-	2	3
Total gain on receivable sales to HSBC affiliates	540	469	260
Gain (Loss) on sale of other assets to HSBC affiliates	-	20	-
Loss on sale of affiliate preferred stock	-	(6)	-
Servicing and other fees from HSBC affiliates:
HSBC Bank USA:
Real estate secured servicing and related fees	12	7	6
Private label and card receivable servicing and related fees	625	635	436
Other servicing, processing, origination and support revenues from HSBC Bank USA and other HSBC affiliates	18	47	40
HSBC Technology and Services (USA) Inc. ("HTSU") administrative fees and rental revenue(2)	11	59	63
Total servicing and other fees from HSBC affiliates	666	748	545
Support services from HSBC affiliates	(1,092)	(925)	(922)
Stock based compensation expense with HSBC	(14)	(29)	(36)
Insurance commission paid to HSBC Bank Canada	(33)	(18)	(7)
____________

(1) Includes interest expense paid to HSBC affiliates for debt held by HSBC affiliates as well as net interest paid to or received from HSBC affiliates on risk management positions related to non-affiliated debt.

(2) During 2010, changes were made in the methodology used to allocate rental expense between us and HTSU. Rental revenue from HTSU totaled $3 million during 2010, $47 million during 2009 and 2008, respectively.

Transactions with HSBC Bank USA:

• In January 2009, we sold our GM and UP Portfolios to HSBC Bank USA with an outstanding principal balance of $12.4 billion at the time of sale and recorded a gain on the bulk sale of these receivables of $130 million. This gain was partially offset by a loss of $80 million recorded on the termination of cash flow hedges associated with the $6.1 billion of indebtedness transferred to HSBC Bank USA as part of these transactions. We retained the customer account relationships and by agreement sell on a daily basis all new credit card receivable originations for the GM and UP Portfolios to HSBC Bank USA. We continue to service the GM and UP receivables for HSBC Bank USA for a fee. Information regarding these receivables is summarized in the table below.

• In July 2004 we purchased the account relationships associated with $970 million of credit card receivables from HSBC Bank USA and on a daily basis, we sell new receivable originations on these credit card accounts to HSBC Bank USA. We continue to service these loans for a fee. Information regarding these receivables is summarized in the table below.

• In December 2004, we sold to HSBC Bank USA our private label receivable portfolio (excluding retail sales contracts at our Consumer Lending business). We continue to service the sold private label and credit card receivables and receive servicing and related fee income from HSBC Bank USA. We retained the customer account relationships and by agreement sell on a daily basis all new private label receivable originations and new receivable originations on these credit card accounts to HSBC Bank USA. Information regarding these receivables is summarized in the table below.

• In 2003 and 2004, we sold approximately $3.7 billion of real estate secured receivables to HSBC Bank USA. We continue to service these receivables for a fee. Information regarding these receivables is summarized in the table below.

The following table summarizes the private label, credit card (including the GM and UP Portfolios) and real estate secured receivables we are servicing for HSBC Bank USA at December 31, 2010 and 2009 as well as the receivables sold on a daily basis during 2010, 2009 and 2008:

		Credit Cards
	Private Label	General Motors	Union Privilege	Other	Real Estate Secured	Total
	(in billions)
Receivables serviced for HSBC Bank USA:
December 31, 2010	$13.5	$4.5	$4.1	$2.0	$1.5	$25.6
December 31, 2009	15.6	5.4	5.3	2.1	1.8	30.2
Total of receivables sold on a daily basis to HSBC Bank USA during:
2010	$14.6	$13.5	$3.2	$4.1	$-	$35.4
2009	15.7	14.5	3.5	4.3	-	38.0
2008	19.6	-	-	4.8	-	24.4

Fees received for servicing these loan portfolios totaled $630 million, $641 million and $442 million during 2010, 2009 and 2008, respectively.

The GM and UP credit card receivables as well as the private label receivables are sold to HSBC Bank USA on a daily basis at a sales price for each type of portfolio determined using a fair value calculated semi-annually in April and October by an independent third party based on the projected future cash flows of the receivables. The projected future cash flows are developed using various assumptions reflecting the historical performance of the receivables and adjusted for key factors such as the anticipated economic and regulatory environment. The independent third party uses these projected future cash flows and a discount rate to determine a range of fair values. We use the mid-point of this range as the sales price.

• In the second quarter of 2008, our Consumer Lending business launched a new program with HSBC Bank USA to sell real estate secured receivables to the Federal Home Loan Mortgage Corporation ("Freddie Mac"). Our Consumer Lending business originated the loans in accordance with Freddie Mac's underwriting criteria. The loans were then sold to HSBC Bank USA, generally within 30 days. HSBC Bank USA repackaged the loans and sold them to Freddie Mac under their existing Freddie Mac program. During the three months ended March 31, 2009, we sold $51 million of real estate secured loans to HSBC Bank USA for a gain on sale of $2 million. This program was discontinued in late February 2009 as a result of our decision to discontinue new customer account originations in our Consumer Lending business.

• HSBC Bank USA serviced a portfolio of real estate secured receivables for us with an outstanding principal balance of $1.5 billion at December 31, 2009. During 2010, servicing of these receivables was transferred back to us. Fees paid relating to the servicing of this portfolio totaled $1 million during 2010 prior to the transfer of servicing to us compared to $6 million and $12 million during 2009 and 2008, respectively. These fees are reported in Support services from HSBC affiliates. The decrease during 2010 reflects a renegotiation of servicing fees for this portfolio.

• In the third quarter of 2009, we sold $86 million of Low Income Housing Tax Credit Investment Funds to HSBC Bank USA for a loss on sale of $15 million (after-tax).

• Under multiple service level agreements, we also provide various services to HSBC Bank USA, including real estate and credit card servicing and processing activities and other operational and administrative support. Fees received for these services are reported as Servicing and other fees from HSBC affiliates. Fees received for auto finance loan servicing are included as a component of Loss from discontinued Auto operations.

• In the fourth quarter of 2009, an initiative was begun to streamline the servicing of real estate secured receivables across North America. As a result, certain functions that we had previously performed for our mortgage customers are now being performed by HSBC Bank USA for all North America mortgage customers, including our mortgage customers. Additionally, we are currently performing certain functions for all North America mortgage customers where these functions had been previously provided separately by each entity. During 2010 and 2009, we paid $8 million and $5 million for services we received from HSBC Bank USA and received $7 million and $1 million for services we provided.

• In July 2010, we transferred certain employees in our real estate secured receivable servicing department to a subsidiary of HSBC Bank USA. These employees continue to service our real estate secured receivable portfolio and we pay a fee to HSBC Bank USA for these services.

• We have extended revolving lines of credit to subsidiaries of HSBC Bank USA for an aggregate total of $1.0 billion. No balances were outstanding under any of these lines of credit at either December 31, 2010 or 2009.

• HSBC Bank USA extended a secured $1.5 billion uncommitted credit facility to certain of our subsidiaries in December 2008. This is a 364 day credit facility which was renewed in November 2010. There were no balances outstanding at December 31, 2010 or 2009.

• HSBC Bank USA extended a $1.0 billion committed unsecured credit facility to HSBC Bank Nevada ("HOBN"), a subsidiary of HSBC Finance Corporation, in December 2008. This 364 day credit facility was renewed in December 2010. There were no balances outstanding at December 31, 2010 or 2009.

• As it relates to our TFS operations, which terminated in the fourth quarter of 2010, HSBC Bank USA and HSBC Trust Company (Delaware) ("HTCD") originated the loans on behalf of our TFS business for clients of a single third party tax preparer. We historically purchased the loans originated by HSBC Bank USA and HTCD daily for a fee. During the first quarter of 2010, we began purchasing a smaller portion of these loans. The loans which we previously purchased were retained by HSBC Bank USA's balance sheet. In the event any of the loans which HSBC Bank USA continued to hold on its balance sheet reached a defined delinquency status, we purchased the delinquent loans at par value as we assumed all credit risk associated with this program. We received a fee from HSBC Bank USA for both servicing the loans and assuming the credit risk associated with these loans which totaled $58 million during 2010 and is included as a component of loss from discontinued operations. For the loans which we continued to purchase from HTCD, we received taxpayer financial services revenue and paid an origination fee to HTCD. Fees paid for originations totaled $4 million in 2010, $11 million in 2009 and $13 million in 2008 and are included as a component of loss from discontinued operations.

• As it relates to our discontinued auto finance operations, in January 2009, we sold certain auto finance receivables with an outstanding principal balance of $3.0 billion at the time of sale to HSBC Bank USA and recorded a gain on the bulk sale of these receivables of $7 million which is included as a component of Loss from discontinued auto operations for 2009. In March 2010, we repurchased $379 million of these auto finance receivables from HSBC Bank USA and immediately sold them to SC USA. Prior to the sale of our receivable servicing operations to SC USA in March 2010, we serviced these auto finance receivables for HSBC Bank USA for a fee, which is included as a component of Loss from discontinued auto operations. In August 2010, we sold the remainder of our auto finance receivable portfolio to SC USA.

Transactions with HSBC Holdings plc:

• A commercial paper back-stop credit facility of $2.0 billion and $2.5 billion from HSBC at December 31, 2010 and 2009, respectively, supported our domestic issuances of commercial paper. No balances were outstanding under this credit facility at December 31, 2010 or 2009. The annual commitment fee requirement to support availability of this line is included as a component of Interest expense - HSBC affiliates in the consolidated statement of income (loss).

• During the second quarter of 2009, we sold to HSBC $248 million of affiliate preferred stock which we had received on the sale of our U.K. credit card business. As a result, we recorded a loss on sale of $6 million which is included as a component of other income during 2009.

• In late February 2009, we effectively converted $275 million of mandatorily redeemable preferred securities of the Household Capital Trust VIII which had been issued during 2003 to common stock by redeeming the junior subordinated notes underlying the preferred securities and then issuing common stock to HSBC Investments (North America) Inc. ("HINO"). Interest expense recorded on the underlying junior subordinated notes totaled $3 million in 2009 and $18 million in 2008. This interest expense is included in Interest expense - HSBC affiliates in the consolidated statement of income (loss).

• Employees of HSBC Finance Corporation participate in one or more stock compensation plans sponsored by HSBC. These expenses are recorded in Salary and employee benefits and are reflected in the above table as Stock based compensation expense with HSBC. As of December 31, 2010, our share of future compensation cost related to grants which have not yet fully vested is approximately $9 million. This amount is expected to be recognized over a weighted-average period of 0.94 years.

Transactions with other HSBC affiliates:

• HSBC North America's technology and certain centralized support services including human resources, corporate affairs, risk management and other shared services and beginning in January 2010, legal, compliance, tax and finance are centralized within HTSU. Technology related assets are generally capitalized and recorded on our consolidated balance sheet. HTSU also provides certain item processing and statement processing activities to us. The fees we pay HTSU for the centralized support services and processing activities are included in support services from HSBC affiliates. We also receive fees from HTSU for providing them certain administrative services, such as internal audit, as well as receiving rental revenue from HTSU for certain office space. The fees and rental revenue we receive from HTSU are recorded as a component of servicing and other fees from HSBC affiliates.

• We use HSBC Global Resourcing (UK) Ltd., an HSBC affiliate located outside of the United States, to provide various support services to our operations including among other areas, customer service, systems, collection and accounting functions. The expenses related to these services of $125 million in 2010, $161 million in 2009 and $159 million in 2008 are included as a component of Support services from HSBC affiliates in the table above. Beginning in 2010, the expenses for these services for all HSBC North America operations are billed directly to HTSU who is providing oversight and review of the majority of all of our intercompany transactions and then bills these services to the appropriate HSBC affiliate who benefited from the services.

• During the fourth quarter of 2008, we sold miscellaneous assets to HTSU for a purchase price equal to the book value of these assets of $41 million.

• The notional value of derivative contracts outstanding with HSBC subsidiaries totaled $49.9 billion and $58.6 billion at December 31, 2010 and 2009, respectively. When the fair value of our agreements with affiliate counterparties requires the posting of collateral, it is provided in either the form of cash and recorded on the balance sheet or in the form of securities which are not recorded on our balance sheet. The fair value of our agreements with affiliate counterparties required the affiliate to provide collateral of $2.5 billion and $3.4 billion at December 31, 2010 and 2009, respectively, all of which was received in cash. These amounts are offset against the fair value amount recognized for derivative instruments that have been offset under the same master netting arrangement.

• Due to affiliates includes amounts owed to subsidiaries of HSBC as a result of direct debt issuances. At December 31, 2010, due to affiliates includes $436 million carried at fair value under FVO reporting. During 2010, loss on debt designated at fair value and related derivatives includes $4 million related to these debt issuances.

• During 2010, we executed a $1.0 billion 364-day uncommitted revolving credit agreement with HSBC North America which allowed for borrowings with maturities of up to 15 years, and borrowed the full amount available under this agreement during 2010. During the fourth quarter of 2010, we replaced this loan to HSBC North America with the issuance of 1,000 shares of Series C preferred stock to HINO for $1.0 billion. See Note 19, "Redeemable Preferred Stock," for further discussion of the Series C preferred stock.

• In December 2010, we made a deposit totaling $1.0 billion with HSBC Bank plc ("HBEU") at current market rates. The deposit can be withdrawn anytime after June 3, 2011 with 185 days notice, and matures on March 1, 2012. Interest income earned on this deposit, which was immaterial during 2010, is included in interest income from HSBC affiliates in the table above.

• In September 2008, we borrowed $1.0 billion from an existing uncommitted credit facility with HBEU. The borrowing was for 60 days and matured in November 2008. We renewed this borrowing for an additional 95 days. The borrowing matured in February 2009 and we chose not to renew it at that time. Interest expense on this borrowing totaled $5 million in 2009 and $11 million in 2008.

• In October 2008, we borrowed $1.2 billion from an uncommitted money market facility with a subsidiary of HSBC Asia Pacific ("HBAP"). The borrowing was for six months, matured in April 2009 and we chose not to renew it at that time. Interest expense on this borrowing totaled $19 million in 2009 and $16 million in 2008.

• We purchase from HSBC Securities (USA) Inc. ("HSI") securities under an agreement to resell. Interest income recognized on these securities totaled $6 million in 2010, $5 million in 2009 and $16 million in 2008 and is reflected as Interest income from HSBC affiliates in the table above.

• Support services from HSBC affiliates also includes banking services and other miscellaneous services provided by other subsidiaries of HSBC, including HSBC Bank USA.

• Domestic employees of HSBC Finance Corporation participate in a defined benefit pension plan and other post-retirement benefit plans sponsored by HSBC North America. See Note 22, "Pension and Other Post-retirement Benefits," for additional information on this pension plan.

• We have utilized HSBC Markets (USA) Inc, ("HMUS") to lead manage the underwriting of a majority of our ongoing debt issuances as well as manage the debt exchange which occurred during 2010. During 2010, fees paid to HMUS for such services totaled $13 million. There were no fees paid to HMUS for such services during 2009 or 2008. For debt not accounted for under the fair value option, these fees are amortized over the life of the related debt and included as a component of interest expense.

• As previously discussed in Note 3, "Discontinued Operations," in May 2008 we sold all of the common stock of the holding company of our U.K. Operations to HOHU for GBP 181 million (equivalent to approximately $359 million). The results of operations for our U.K. Operations have been reclassified as income from discontinued operations for all periods presented.

• As previously discussed in Note 3, "Discontinued Operations," in November 2008 we sold all of the common stock of the holding company of our Canadian Operations to HSBC Bank Canada for approximately $279 million (based on the exchange rate on the date of sale). While HSBC Bank Canada assumed the liabilities of our Canadian Operations as a result of this transaction, we continue to guarantee the external long-term and medium-term notes issued by our Canadian business prior to the sale for a fee. We recorded $5 million in 2010, $6 million in 2009 and $10 million in 2008 for providing this guarantee. As of December 31, 2010, the outstanding balance of the guaranteed notes was $1.5 billion and the latest scheduled maturity of the notes is May 2012. The sale agreement with HSBC Bank Canada allows us to continue to distribute various insurance products through the branch network for a fee. Fees paid to HSBC Bank Canada for distributing insurance products through this network totaled $33 million in 2010, $18 million in 2009 and $7 million in 2008 and are included in Insurance Commission paid to HSBC Bank Canada. The results of operations for our Canadian Operations have been reclassified as Income from discontinued operations for all periods presented.

24.  Business Segments

We have two reportable segments: Card and Retail Services and Consumer. Our segments are managed separately and are characterized by different middle-market consumer lending products, origination processes, and locations. Our segment results are reported on a continuing operations basis.

Our Card and Retail Services segment includes our MasterCard, Visa, private label and other credit card operations. The Card and Retail Services segment offers these products throughout the United States primarily via strategic affinity and co-branding relationships, merchant relationships and direct mail. We also offer products and provide customer service through the Internet. The private label receivables, along with the GM and UP receivables are sold daily to HSBC Bank USA which we continue to service for a fee.

Our Consumer segment consists of our run-off Consumer Lending and Mortgage Services businesses. The Consumer segment provided real estate secured and personal non-credit card loans with both revolving and closed-end terms and with fixed or variable interest rates. Loans were originated through branch locations and direct mail. Products were also offered and customers serviced through the Internet. Prior to the first quarter of 2007, we acquired loans from correspondent lenders and prior to September 2007 we also originated loans sourced through mortgage brokers. While these businesses are operating in run-off mode, they have not been reported as discontinued operations because we continue to generate cash flow from the ongoing collections of the receivables, including interest and fees.

The All Other caption includes our Insurance and Commercial business. Each of these businesses falls below the quantitative threshold tests under segment reporting accounting principles for determining reportable segments. The "All Other" caption also includes our corporate and treasury activities, which includes the impact of FVO debt. Certain fair value adjustments related to purchase accounting resulting from our acquisition by HSBC and related amortization have been allocated to corporate, which is included in the "All Other" caption within our segment disclosure including goodwill arising from our acquisition by HSBC.

As discussed in Note 3, "Discontinued Operations," our Auto Finance business, which was previously reported in our Consumer segment, and our TFS business which was previously included in the "All Other" caption, are now reported as discontinued operations and are no longer included in our segment presentation.

We report results to our parent, HSBC, in accordance with its reporting basis, International Financial Reporting Standards ("IFRSs"). Our segment results are presented on an IFRSs legal entity basis ("IFRS Basis") (a non-U.S. GAAP financial measure) as operating results are monitored and reviewed and trends are evaluated on an IFRS Basis. However, we continue to monitor capital adequacy, establish dividend policy and report to regulatory agencies on a U.S. GAAP basis.

For segment reporting purposes, intersegment transactions have not been eliminated. We generally account for transactions between segments as if they were with third parties.

A summary of the significant differences between U.S. GAAP and IFRSs as they impact our results are summarized below:

Net Interest Income

Effective interest rate - The calculation of effective interest rates under IAS 39, "Financial Instruments: Recognition and Measurement ("IAS 39"), requires an estimate of "all fees and points paid or recovered between parties to the contract" that are an integral part of the effective interest rate be included. U.S. GAAP generally prohibits recognition of interest income to the extent the net investment in the loan would increase to an amount greater than the amount at which the borrower could settle the obligation. Under U.S. GAAP, prepayment penalties are generally recognized as received. U.S. GAAP also includes interest income on loans originated as held for sale which is included in other revenues for IFRSs.

Deferred loan origination costs and fees - Loan origination cost deferrals under IFRSs are more stringent and result in lower costs being deferred than permitted under U.S. GAAP. In addition, all deferred loan origination fees, costs and loan premiums must be recognized based on the expected life of the receivables under IFRSs as part of the effective interest calculation while under U.S. GAAP they may be recognized on either a contractual or expected life basis.

Net interest income - Under IFRSs, net interest income includes the interest element for derivatives which correspond to debt designated at fair value. For U.S. GAAP, this is included in Gain (loss) on debt designated at fair value and related derivatives which is a component of other revenues. Additionally, under IFRSs, insurance investment income is included in net interest income instead of as a component of other revenues under U.S. GAAP.

Other Operating Income (Total Other Revenues)

Present value of long-term insurance contracts - Under IFRSs, the present value of an in-force ("PVIF") long-term insurance contract is determined by discounting future cash flows expected to emerge from business currently in force using appropriate assumptions plus a margin in assessing factors such as future mortality, lapse rates and levels of expenses, and a discount rate that reflects the risk free rate plus a margin for operational risk. Movements in the PVIF of long-term insurance contracts are included in other operating income. Under U.S. GAAP, revenue is recognized over the life insurance policy term.

During the second quarter of 2009, we refined the income recognition methodology in respect to long-term insurance contracts. This resulted in the recognition of a revenue item on an IFRSs basis of $66 million ($43 million after-tax). Approximately $43 million ($28 million after-tax) would have been recorded prior to January 1, 2009 if the refinement in respect of income recognition had been applied at that date.

Policyholder benefits - Other revenues under IFRSs include policyholder benefits expense which is classified as other expense under U.S. GAAP.

Loans held for sale - IFRSs requires loans designated as held for sale at the time of origination to be treated as trading assets and recorded at their fair value. Under U.S. GAAP, loans designated as held for sale are reflected as loans and recorded at the lower of amortized cost or fair value. Under IFRSs, the income and expenses related to receivables held for sale are reported in other operating income. Under U.S. GAAP, the income and expenses related to receivables held for sale are reported similarly to loans held for investment.

For receivables transferred to held for sale subsequent to origination, IFRSs requires these receivables to be reported separately on the balance sheet but does not change the recognition and measurement criteria. Accordingly, for IFRSs purposes such loans continue to be accounted for in accordance with IAS 39 with any gain or loss recorded at the time of sale. U.S. GAAP requires loans that meet the held for sale classification requirements be transferred to a held for sale category at the lower of amortized cost or fair value. Under U.S. GAAP, the component of the lower of amortized cost or fair value adjustment related to credit risk is recorded in the statement of income (loss) as provision for credit losses while the component related to interest rates and liquidity factors is reported in the statement of income (loss) in other revenues.

Certain receivables that were previously classified as held for sale under U.S. GAAP have now been transferred to held for investment as we now intend to hold for the foreseeable future. Under U.S. GAAP, these receivables were subject to lower of amortized cost or fair value adjustments while held for sale and have been transferred to held for investment at the lower of amortized cost or fair value. Since these receivables were not classified as held for sale under IFRSs, these receivables were always reported within loans and the measurement criteria did not change. As a result, loan impairment charges are now being recorded under IFRSs which were essentially included as a component of the lower of cost or fair value adjustments under U.S. GAAP.

Extinguishment of debt - During the fourth quarter of 2010, we exchanged $1.8 billion in senior debt for $1.9 billion in new fixed rate subordinated debt. Under IFRSs, the population of debt exchanged which qualified for extinguishment treatment was larger than under U.S. GAAP which resulted in a gain on extinguishment of debt under IFRSs compared to a small loss under U.S. GAAP.

Securities - Under IFRSs, securities include HSBC shares held for stock plans at fair value. These shares are recorded at fair value through other comprehensive income. If it is determined these shares have become impaired, the fair value loss is recognized in profit and loss and any fair value loss recorded in other comprehensive income is reversed. There is no similar requirement under U.S. GAAP.

During the second quarter of 2009, under IFRSs we recorded income for the value of additional shares attributed to HSBC shares held for stock plans as a result of HSBC's rights offering earlier in 2009. During 2010, under IFRSs we recorded additional gains as these shares vest. The additional shares are not recorded under U.S. GAAP.

Other-than-temporary impairments - Under U.S. GAAP we are allowed to evaluate perpetual preferred securities for potential other-than-temporary impairment similar to a debt security provided there has been no evidence of deterioration in the credit of the issuer and record the unrealized losses as a component of other comprehensive income. There are no similar provisions under IFRSs as all perpetual preferred securities are evaluated for other-than-temporary impairment as equity securities.

Effective January 1, 2009 under U.S. GAAP, the credit loss component of an other-than-temporary impairment of a debt security is recognized in earnings while the remaining portion of the impairment loss is recognized in other comprehensive income provided a company concludes it neither intends to sell the security nor concludes that it is more-likely-than-not that it will have to sell the security prior to recovery. Under IFRSs, there is no bifurcation of other-than-temporary impairment and the entire decline in value is recognized in earnings.

REO expense - Other revenues under IFRSs includes losses on sale and the lower of amortized cost or fair value adjustments on REO properties which are classified as other expense under U.S. GAAP.

Loan Impairment Charges (Provision for Credit Losses)

IFRSs requires a discounted cash flow methodology for estimating impairment on pools of homogeneous customer loans which requires the incorporation of the time value of money relating to recovery estimates. Also under IFRSs, future recoveries on charged-off loans are accrued for on a discounted basis and a recovery asset is recorded. Subsequent recoveries are recorded to earnings under U.S. GAAP, but are adjusted against the recovery asset under IFRSs. Interest is recorded based on collectibility under IFRSs.

As discussed above, under U.S. GAAP the credit risk component of the lower of amortized cost or fair value adjustment related to the transfer of receivables to held for sale is recorded in the statement of income (loss) as provision for credit losses. There is no similar requirement under IFRSs.

Operating Expenses

Goodwill impairments - Goodwill impairment under IFRSs was higher than that under U.S. GAAP due to higher levels of goodwill established under IFRSs as well as differences in how impairment is measured as U.S. GAAP requires a two-step impairment test which requires the fair value of goodwill to be determined in the same manner as the amount of goodwill recognized in a business combination.

Policyholder benefits - Operating expenses under IFRSs are lower as policyholder benefits expenses are reported as an offset to other revenues as discussed above.

Pension costs - Net income under U.S. GAAP is lower than under IFRSs as a result of the amortization of the amount by which actuarial losses exceed gains beyond the 10 percent "corridor". Furthermore, in 2010 changes to future accruals for legacy participants under the HSBC North America Pension Plan were accounted for as a plan curtailment under IFRSs, which resulted in immediate income recognition. Under U.S. GAAP, these changes were considered to be a negative plan amendment which resulted in no immediate income recognition.

Assets

Customer loans (Receivables) - On an IFRSs basis, loans designated as held for sale at the time of origination and accrued interest are classified as trading assets. However, the accounting requirements governing when receivables previously held for investment are transferred to a held for sale category are more stringent under IFRSs than under U.S. GAAP. Unearned insurance premiums are reported as a reduction to receivables on a U.S. GAAP basis but are reported as insurance reserves for IFRSs.

Other - In addition to the differences discussed above, derivative financial assets are higher under IFRSs than under U.S. GAAP as U.S. GAAP permits the netting of certain items. No similar requirement exists under IFRSs.

Reconciliation of our IFRS Basis segment results to the U.S. GAAP consolidated totals are as follows:

	Card and Retail Services	Consumer	All Other	Adjustments/ Reconciling Items	IFRS Basis Consolidated Totals	IFRS Adjustments(2)	IFRS Reclassifications(4)	U.S. GAAP Consolidated Totals
	(in millions)
Year Ended December 31, 2010
Net interest income	$2,185	$2,316	$832	$-	$5,333	$(284)	$(864)	$4,185
Other operating income (Total other revenues)	1,762	(30)	(305)	(25)(1)	1,402	(73)	1,238	2,567
Total operating income (loss)	3,947	2,286	527	(25)	6,735	(357)	374	6,752
Loan impairment charges (Provision for credit losses)	1,002	5,686	(5)	-	6,683	(500)	(3)	6,180
	2,945	(3,400)	532	(25)	52	143	377	572
Operating expenses	1,886	883	225	(25)	2,969	132	377	3,478
Profit (loss) before tax	$1,059	$(4,283)	$307	$-	$(2,917)	$11	$-	$(2,906)
Intersegment revenues	28	73	(76)	(25)(1)	-	-	-	-
Depreciation and amortization	68	2	62	-	132	54	(7)	179
Expenditures for long-lived assets(3)	-	-	15	-	15	-	-	15
Balances at end of period:
Customer loans (Receivables)	$10,145	$56,650	$2,303	$-	$69,098	$(491)	$(2,224)	$66,383
Assets	9,710	57,460	12,654	-	79,824	(3,364)	(124)	76,336
Goodwill	-	-	-	-	-	-	-	-
Year Ended December 31, 2009:
Net interest income	$2,595	$2,544	$1,024	$2	$6,165	$(367)	$(740)	$5,058
Other operating income (Total other revenues)	2,629	71	(2,374)	(26)(1)	300	(714)	1,126	712
Total operating income (loss)	5,224	2,615	(1,350)	(24)	6,465	(1,081)	386	5,770
Loan impairment charges (Provision for credit losses)	2,355	7,927	15	-	10,297	(642)	(5)	9,650
	2,869	(5,312)	(1,365)	(24)	(3,832)	(439)	391	(3,880)
Operating expenses	2,409	1,278	2,630(5)	(27)	6,290	(463)	391	6,218
Profit (loss) before tax	$460	$(6,590)	$(3,995)	$3	$(10,122)	$24	$-	$(10,098)
Intersegment revenues	5	127	(106)	(26)(1)	-	-	-	-
Depreciation and amortization	69	30	64	-	163	71	(32)	202
Expenditures for long-lived assets(3)	-	-	51	-	51	-	-	51
Balances at end of period:
Customer loans (Receivables)	$12,042	$70,202	$1,347	$-	$83,591	$(594)	$(1,300)	$81,697
Assets	11,031	71,298	11,610	(1)	93,938	(4,143)	(150)	89,645
Goodwill	-	-	-	-	-	-	-	-
Year Ended December 31, 2008:
Net interest income	$3,711	$4,540	$218	$-	$8,469	$(221)	$(312)	$7,936
Other operating income (Total other revenues)	3,084	(85)	2,523	(21)(1)	5,501	(323)	773	5,951
Total operating income (loss)	6,795	4,455	2,741	(21)	13,970	(544)	461	13,887
Loan impairment charges (Provision for credit losses)	3,770	9,084	37	-	12,891	(443)	(38)	12,410
	3,025	(4,629)	2,704	(21)	1,079	(101)	499	1,477
Operating expenses	2,191	1,562	1,406(5)	-	5,159	(486)	499	5,172
Profit (loss) before tax	$834	$(6,191)	$1,298	$(21)	$(4,080)	$385	$-	$(3,695)
Intersegment revenues	35	183	(214)	(4)(1)	-	-	-	-
Depreciation and amortization	65	28	76	-	169	90	(16)	243
Expenditures for long-lived assets(3)	-	2	75	-	77	-	-	77
Balances at end of period:
Customer loans (Receivables)	$15,331	$87,404	$81	$-	$102,816	$(497)	$(1,696)	$100,623
Assets	26,280	85,605	13,192	-	125,077	(4,720)	(239)	120,118
Goodwill	530	-	2,385	-	2,915	(621)	-	2,294
____________

(1)   Eliminates intersegment revenues.

(2) IFRS Adjustments, which have been described more fully above, consist of the following:

	Net Interest Income	Other Revenues	Provision For Credit Losses	Total Costs and Expenses	Profit (Loss) Before Tax	Receivables	Total Assets
	(in millions)
Year Ended December 31, 2010:
Derivatives and hedge accounting	$12	$-	$-	$-	$12	$-	$(3,453)
Goodwill and intangible assets	-	-	-	54	(54)	-	223
Purchase accounting	2	(10)	23	-	(31)	74	48
Deferred loan origination costs and premiums	(40)	-	-	(14)	(26)	108	70
Credit loss impairment provisioning	(322)	-	(452)	-	130	(580)	(232)
Loans held for resale	9	(6)	(75)	-	78	(73)	(50)
Interest recognition	1	-	-	5	(4)	13	(7)
Other	54	(57)	4	87	(94)	(33)	37
Total	$(284)	$(73)	$(500)	$132	$11	$(491)	$(3,364)
Year Ended December 31, 2009:
Derivatives and hedge accounting	$6	$-	$-	$-	$6	$-	$(4,113)
Goodwill and intangible assets	-	-	-	(541)	541	-	258
Purchase accounting	8	(10)	(83)	-	81	105	68
Deferred loan origination costs and premiums	(137)	-	-	(15)	(122)	154	87
Credit loss impairment provisioning	(261)	-	-	49	(310)	(748)	(348)
Loans held for resale	21	(637)	(548)	-	(68)	(141)	(88)
Interest recognition	(6)	-	-	-	(6)	36	23
Other	2	(67)	(11)	44	(98)	-	(30)
Total	$(367)	$(714)	$(642)	$(463)	$24	$(594)	$(4,143)
Year Ended December 31, 2008:
Securitizations	$(6)	$5	$1	$-	$(2)	$-	$-
Derivatives and hedge accounting	(30)	30	-	-	-	-	(4,426)
Goodwill and intangible assets	-	-	-	(481)	481	-	(140)
Purchase accounting	26	13	56	-	(17)	22	22
Deferred loan origination costs and premiums	(165)	1	-	(71)	(93)	279	260
Credit loss impairment provisioning	(71)	-	(65)	43	(49)	(518)	(246)
Loans held for resale	(2)	(453)	(435)	-	(20)	(230)	(103)
Interest recognition	27	-	-	-	27	(50)	(50)
Other	-	81	-	23	58	-	(37)
Total	$(221)	$(323)	$(443)	$(486)	$385	$(497)	$(4,720)

(3) Includes goodwill associated with purchase business combinations other than the HSBC merger as well as capital expenditures.

(4) Represents differences in balance sheet and income statement presentation between IFRS and U.S. GAAP.

(5) In the first half of 2009, we recorded a goodwill impairment charge on an IFRSs basis of $2.4 billion which represented the entire remaining balance of goodwill. In the fourth quarter of 2008, we recorded a goodwill impairment charge on an IFRSs basis of $900 million which represents a portion of the goodwill allocated to our Credit and Retail Services business.

25.  Variable Interest Entities

On January 1, 2010, we adopted the new guidance which amends the accounting for the consolidation of variable interest entities. The new guidance changed the approach for determining the primary beneficiary of a VIE from a quantitative approach focusing on risk and reward to a qualitative approach focusing on the power to direct the activities of the VIE and the obligation to absorb losses and/or the right to receive benefits of the VIE. The adoption of the new guidance has not resulted in any changes to consolidated entities for us.

Variable Interest Entities We consolidate VIEs in which we are deemed to be the primary beneficiary through our holding of a variable interest which is determined as a controlling financial interest. The controlling financial interest is evidenced by the power to direct the activities of a VIE that most significantly impact its economic performance and obligations to absorb losses of, or the right to receive benefits from, the VIE that could be potentially significant to the VIE. We take into account all of our involvements in a VIE in identifying (explicit or implicit) variable interests that individually or in the aggregate could be significant enough to warrant our designation as the primary beneficiary and hence require us to consolidate the VIE or otherwise require us to make appropriate disclosures. We consider our involvement to be significant where we, among other things, (i) provide liquidity facilities to support the VIE's debt issuances, (ii) enter into derivative contracts to absorb the risks and benefits from the VIE or from the assets held by the VIE, (iii) provide a financial guarantee that covers assets held or liabilities issued, (iv) design, organize and structure the transaction and (v) retain a financial or servicing interest in the VIE.

We are required to evaluate whether to consolidate a VIE when we first become involved and on an ongoing basis. In almost all cases, a qualitative analysis of our involvement in the entity provides sufficient evidence to determine whether we are the primary beneficiary. In rare cases, a more detailed analysis to quantify the extent of variability to be absorbed by each variable interest holder is required to determine the primary beneficiary.

Consolidated VIEs In the ordinary course of business, we have organized special purpose entities ("SPEs") primarily to meet our own funding needs through collateralized funding transactions. We transfer certain receivables to these trusts which in turn issue debt instruments collateralized by the transferred receivables. The entities used in these transactions are VIEs and we are deemed to be their primary beneficiary because we hold beneficial interests that expose us to the majority of their expected losses. Accordingly, we consolidate these entities and report the debt securities issued by them as secured financings in long-term debt. This has not changed as a result of the new accounting guidance effective January 1, 2010. As a result, all receivables transferred in these secured financings have remained and continue to remain on our balance sheet and the debt securities issued by them have remained and continue to be included in long-term debt.

The following table summarizes the assets and liabilities of these consolidated secured financing VIEs as of December 31, 2010 and 2009:

	December 31, 2010		December 31, 2009
	Consolidated Assets	Consolidated Liabilities	Consolidated Assets	Consolidated Liabilities
	(in millions)
Real estate collateralized funding vehicles:
Receivables, net	$5,354	$-	$6,404	$-
Available-for-sale investments	104	-	13	-
Long-term debt	-	3,882	-	4,678
Subtotal	5,458	3,882	6,417	4,678
Credit card collateralized funding vehicles:
Receivables, net	1,970	-	1,821	-
Long-term debt	-	195	-	-
Subtotal	1,970	195	1,821	-
Total	$7,428	$4,077	$8,238	$4,678

The assets of the consolidated VIEs serve as collateral for the obligations of the VIEs. The holders of the debt securities issued by these vehicles have no recourse to our general assets.

Prior to December 31, 2010, we disclosed as part of our unconsolidated VIE's, a leverage lease which matured on December 31, 2010. At December 31, 2010, the only remaining asset of this leverage lease owned by the VIE was a building. At December 31, 2010 we have now consolidated this building with a carrying value of $16 million which is included as a component of properties and equipment, net in our consolidated balance sheet. At December 31, 2010, the fair market value of this building is $19 million.

Unconsolidated VIEs We are involved with VIEs related to low income housing partnerships, leveraged leases and investments in community partnerships that were not consolidated at December 31, 2010 or 2009 because we are not the primary beneficiary. At December 31, 2010, we have assets totaling $9 million on our consolidated balance sheet which represents our maximum exposure to loss for these VIEs.

Additionally, we are involved with other VIEs which currently provide funding to HSBC Bank USA through collateralized funding transactions. We have not consolidated these VIEs at December 31, 2010 or 2009 because we are not the primary beneficiary as our relationship with these VIEs is limited to servicing certain credit card and private label receivables of the related trusts.

26.  Fair Value Measurements

Accounting principles related to fair value measurements provide a framework for measuring fair value and focuses on an exit price in the principal (or alternatively, the most advantageous) market accessible in an orderly transaction between willing market participants (the "Fair Value Framework"). The Fair Value Framework establishes a three-tiered fair value hierarchy with Level 1 representing quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are inputs that are observable for the identical asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are inactive, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. Transfers between leveling categories are recognized at the end of each reporting period.

Fair Value of Financial Instruments The fair value estimates, methods and assumptions set forth below for our financial instruments, including those financial instruments carried at cost, are made solely to comply with disclosures required by generally accepted accounting principles in the United States and should be read in conjunction with the financial statements and notes included in this quarterly report. The following table summarizes the carrying values and estimated fair value of our financial instruments at December 31, 2010 and 2009.

	December 31, 2010		December 31, 2009
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(in millions)
Financial assets:
Cash	$175	$175	$289	$289
Interest bearing deposits with banks	1,016	1,016	17	17
Securities purchased under agreements to resell	4,311	4,311	2,850	2,850
Securities	3,371	3,371	3,187	3,187
Consumer receivables:
Mortgage Services:
First lien	12,425	8,810	15,244	8,824
Second lien	1,791	492	2,331	672
Total Mortgage Services	14,216	9,302	17,575	9,496
Consumer Lending:
First lien	28,083	20,589	32,751	20,918
Second lien	2,859	691	3,791	1,149
Total Consumer Lending real estate secured receivables	30,942	21,280	36,542	22,067
Non-real estate secured receivables	5,720	4,409	8,543	5,620
Total Consumer Lending	36,662	25,689	45,085	27,687
Credit card	8,988	8,963	9,905	9,358
Total consumer receivables	59,866	43,954	72,565	46,541
Receivables held for sale	4	4	3	3
Due from affiliates	126	126	123	123
Derivative financial assets	75	75	-	-
Financial liabilities:
Commercial paper	3,156	3,156	4,291	4,291
Due to affiliates carried at fair value	436	436	-	-
Due to affiliates	7,819	7,518	9,043	9,259
Long-term debt carried at fair value	20,844	20,844	26,745	26,745
Long-term debt not carried at fair value	33,772	32,924	42,135	40,346
Insurance policy and claim reserves	982	1,184	996	1,092
Derivative financial liabilities	2	2	60	60

Receivable values presented in the table above were determined using the Fair Value Framework for measuring fair value, which is based on our best estimate of the amount within a range of values we believe would be received in a sale as of the balance sheet date (i.e. exit price). The secondary market demand and estimated value for our receivables has been heavily influenced by the deteriorating economic conditions during the past few years, including house price depreciation, rising unemployment, changes in consumer behavior, changes in discount rates and the lack of financing options available to support the purchase of receivables. Many investors are non-bank financial institutions or hedge funds with high equity levels and a high cost of debt. For certain consumer receivables, investors incorporate numerous assumptions in predicting cash flows, such as higher charge-off levels and/or slower voluntary prepayment speeds than we, as the servicer of these receivables, believe will ultimately be the case. The investor discount rates reflect this difference in overall cost of capital as well as the potential volatility in the underlying cash flow assumptions, the combination of which may yield a significant pricing discount from our intrinsic value. The estimated fair values at December 31, 2010 and 2009 reflect these market conditions.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis The following table presents information about our assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Netting(1)	Total of Assets (Liabilities) Measured at Fair Value
	(in millions)
December 31, 2010:
Derivative financial assets:
Interest rate swaps	$-	$1,220	$-	$-	$1,220
Currency swaps	-	2,067	-	-	2,067
Derivative netting	-	-	-	(3,212)	(3,212)
Total derivative financial assets	-	3,287	-	(3,212)	75
Available-for-sale securities:
U.S. Treasury	349	-	-	-	349
U.S. government sponsored enterprises	-	284	1	-	285
U.S. government agency issued or guaranteed	-	11	-	-	11
Obligations of U.S. states and political subdivisions	-	30	-	-	30
Asset-backed securities	-	40	20	-	60
U.S. corporate debt securities	-	1,799	3	-	1,802
Foreign debt securities:
Government	14	84	-	-	98
Corporate	-	344	-	-	344
Equity securities	9	-	-	-	9
Money market funds	353	-	-	-	353
Accrued interest	1	29	-	-	30
Total available-for-sale securities	726	2,621	24	-	3,371
Total assets	$726	$5,908	$24	$(3,212)	$3,446
Long-term debt carried at fair value	$-	$(21,281)	$-	$-	$(21,281)
Derivative related liabilities:
Interest rate swaps	-	(611)	-	-	(611)
Currency swaps	-	(151)	-	-	(151)
Foreign Exchange Forward	-	(3)	-	-	(3)
Derivative netting	-	-	-	763	763
Total derivative related liabilities	-	(765)	-	763	(2)
Total liabilities	$-	$(22,046)	$-	$763	$(21,283)
December 31, 2009:
Derivative financial assets:
Interest rate swaps	$-	$1,288	$-	$-	$1,288
Currency swaps	-	2,616	-	-	2,616
Derivative netting	-	-	-	(3,904)	(3,904)
Total derivative financial assets	-	3,904	-	(3,904)	-
Available-for-sale securities:
U.S. Treasury	196	-	-	-	196
U.S. government sponsored enterprises	21	74	2	-	97
U.S. government agency issued or guaranteed	-	21	-	-	21
Obligations of U.S. states and political subdivisions	-	31	1	-	32
Asset-backed securities	-	57	26	-	83
U.S. corporate debt securities	-	1,704	20	-	1,724
Foreign debt securities	10	356	-	-	366
Equity securities	-	12	-	-	12
Money market funds	627	-	-	-	627
Accrued interest	1	28	-	-	29
Total available-for-sale securities	855	2,283	49	-	3,187
Total assets	$855	$6,187	$49	$(3,904)	$3,187
Long-term debt carried at fair value	$-	$(26,745)	$-	$-	$(26,745)
Derivative related liabilities:
Interest rate swaps	-	(473)	-	-	(473)
Currency swaps	-	(117)	-	-	(117)
Foreign Exchange Forward	-	(10)	-	-	(10)
Derivative netting	-	-	-	540	540
Total derivative related liabilities	-	(600)	-	540	(60)
Total liabilities	$-	$(27,345)	$-	$540	$(26,805)
____________

(1) Represents counterparty and swap collateral netting which allow the offsetting of amounts relating to certain contracts when certain conditions are met.

The following table provides additional detail regarding the rating of our U.S. corporate debt securities at December 31, 2010:

	Level 2	Level 3	Total
	(in millions)
AAA to AA(1)	$381	$-	$381
A+ to A-(1)	1,280	-	1,280
BBB+ to Unrated(1)	139	3	142
____________

(1)
We obtain ratings on our U.S. corporate debt securities from both Moody's Investor Services and Standard and Poor's Corporation. In the event the ratings we obtain from these agencies differ, we utilize the lower of the two ratings.

Significant Transfers Between Level 1 and Level 2 Transfers from Level 1 (quoted unadjusted prices in active markets for identical assets or liabilities) to Level 2 (using inputs that are observable for the identical asset or liability, either directly or indirectly) totaled $59 million during 2010 and transfers from Level 2 to Level 1 totaled $9 million during 2010 as a result of reclassifications in certain product groupings. There were no transfers between Level 1 and Level 2 during 2009 and 2008.

Information on Level 3 Assets and Liabilities The table below reconciles the beginning and ending balances for assets recorded at fair value using significant unobservable inputs (Level 3) during 2010 and 2009.

		Total Gains and
		(Losses)					Transfers	Transfers
		Included in					Out of	Out of
			Other				Level 2	Level 3	Current Period
	Jan. 1,		Comp.				and Into	and Into	December 31,	Unrealized
	2010	Income	Income	Purchases	Issuances	Settlement	Level 3	Level 2	2010	Gains (Losses)
	(in millions)
Assets:
Securities available-for-sale:
U.S. Government sponsored enterprises	$2	$-	$(1)	$-	$-	$-	$2	$(2)	$1	$-
Obligations of U.S. states and political subdivisions	1	-	-	-	-	(1)	-	-	-	-
Asset-backed securities	26	-	(8)	-	-	-	2	-	20	5
U.S. corporate debt securities	20	-	-	-	-	-	8	(25)	3	-
Total assets	$49	$-	$(9)	$-	$-	$(1)	$12	$(27)	$24	$5

		Total Gains and (Losses) Included in								Current
	Jan. 1, 2009	Income	Other Comp. Income	Purchases	Issuances	Settlement	Transfers Into Level 3	Transfers Out of Level 3	December 31, 2009	Period Unrealized Gains (Losses)
	(in millions)
Assets:
Securities available-for-sale:
U.S. Government sponsored enterprises	$-	$-	$-	$-	$-	$-	$4	$(2)	$2	$-
Obligations of U.S. states and political subdivisions	-	-	-	-	-	-	1	-	1	-
Asset-backed securities	38	2	(8)	-	-	-	26	(32)	26	13
U.S. corporate debt securities	84	-	1	5	-	-	102	(172)	20	-
Foreign debt securities:
Corporate	-	-	1	-	-	-	5	(6)	-	-
Equity Securities	51	(7)	-	5	-	(49)	-	-	-	-
Accrued interest	2	-	(1)	-	-	-	-	(1)	-	-
Total assets	$175	$(5)	$(7)	$10	$-	$(49)	$138	$(213)	$49	$13

Assets and Liabilities Recorded at Fair Value on a Non-recurring Basis The following table presents information about our assets and liabilities measured at fair value on a non-recurring basis as of December 31, 2010 and 2009, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value.

					Total Gains
	Non-Recurring Fair Value Measurements as of				(Losses) for the
	December 31, 2010				Year Ended
					December 31,
	Level 1	Level 2	Level 3	Total	2010
	(in millions)
Real estate secured receivables held for sale at fair value	$-	$-	$4	$4	$2
Real estate owned(1)	$-	$1,056	$-	$1,056	$(224)

	Non-Recurring Fair Value Measurements as of December 31, 2009				Total Gains (Losses) for the Year Ended December 31,
	Level 1	Level 2	Level 3	Total	2009
	(in millions)
Real estate secured	$-	$-	$3	$3	$(9)
Credit cards	-	-	-	-	(367)
Total receivables held for sale at fair value	$-	$-	$3	$3	$(376)
Real estate owned(1)	$-	$688	$-	$688	$(222)
Goodwill(2)	$-	$-	$-	$-	$(2,294)
Intangible assets(2)	$-	$-	$-	$-	$(14)
____________

(1)
Real estate owned is required to be reported on the balance sheet net of transactions costs. The real estate owned amounts in the table above reflect the fair value of the underlying asset unadjusted for transaction costs.

(2)
During 2009, goodwill with a carrying amount of $260 million allocated to our Insurance Services business and $2,034 million allocated to our Card and Retail Services businesses was written down to its implied fair value of $0 million. Additionally, during 2009 technology, customer lists and customer loan related relationship intangible assets totaling $34 million were written down to their implied fair value of $20 million.

Valuation Techniques The following summarizes the valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at fair value but for which fair value disclosures are required.

Cash: Carrying value approximates fair value due to cash's liquid nature.

Interest bearing deposits with banks: Carrying value approximates fair value due to the asset's liquid nature.

Securities purchased under agreements to resell: The fair value of securities purchased under agreements to resell approximates carrying value due to the short-term maturity of the agreements.

Securities: Fair value for our available-for-sale securities is generally determined by a third party valuation source. The pricing services generally source fair value measurements from quoted market prices and if not available, the security is valued based on quotes from similar securities using broker quotes and other information obtained from dealers and market participants. For securities which do not trade in active markets, such as fixed income securities, the pricing services generally utilize various pricing applications, including models, to measure fair value. The pricing applications are based on market convention and use inputs that are derived principally from or corroborated by observable market data by correlation or other means. The following summarizes the valuation methodology used for our major security types:

•  U.S. Treasury, U.S. government agency issued or guaranteed and Obligations of U.S. States and political subdivisions - As these securities transact in an active market, the pricing services source fair value measurements from quoted prices for the identical security or quoted prices for similar securities with adjustments as necessary made using observable inputs which are market corroborated.

•  U.S. government sponsored enterprises - For certain government sponsored mortgage-backed securities which transact in an active market, the pricing services source fair value measurements from quoted prices for the identical security or quoted prices for similar securities with adjustments as necessary made using observable inputs which are market corroborated. For government sponsored mortgage-backed securities which do not transact in an active market, fair value is determined using discounted cash flow models and inputs related to interest rates, prepayment speeds, loss curves and market discount rates that would be required by investors in the current market given the specific characteristics and inherent credit risk of the underlying collateral.

•  Asset-backed securities - Fair value is determined using discounted cash flow models and inputs related to interest rates, prepayment speeds, loss curves and market discount rates that would be required by investors in the current market given the specific characteristics and inherent credit risk of the underlying collateral.

•  U.S. corporate and foreign debt securities - For non-callable corporate securities, a credit spread scale is created for each issuer. These spreads are then added to the equivalent maturity U.S. Treasury yield to determine current pricing. Credit spreads are obtained from the new issue market, secondary trading levels and dealer quotes. For securities with early redemption features, an option adjusted spread ("OAS") model is incorporated to adjust the spreads determined above. Additionally, the pricing services will survey the broker/dealer community to obtain relevant trade data including benchmark quotes and updated spreads.

•  Preferred equity securities - In general, for perpetual preferred securities, fair value is calculated using an appropriate spread over a comparable U.S. Treasury security for each issue. These spreads represent the additional yield required to account for risk including credit, refunding and liquidity. The inputs are derived principally from or corroborated by observable market data.

• Money market funds - Carrying value approximates fair value due to the asset's liquid nature.

Significant inputs used in the valuation of our investment securities include selection of an appropriate risk-free rate, forward yield curve and credit spread which establish the ultimate discount rate used to determine the net present value of estimated cash flows. For asset-backed securities, selection of appropriate prepayment rates, default rates and loss severities also serve as significant inputs in determining fair value. We perform validations of the fair values sourced from the independent pricing services at least quarterly. Such validation principally includes sourcing security prices from other independent pricing services or broker quotes. The validation process provides us with information as to whether the volume and level of activity for a security has significantly decreased and assists in identifying transactions that are not orderly. Depending on the results of the validation, additional information may be gathered from other market participants to support the fair value measurements. A determination will be made as to whether adjustments to the observable inputs are necessary as a result of investigations and inquiries about the reasonableness of the inputs used and the methodologies employed by the independent pricing services.

Receivables and receivables held for sale: The estimated fair value of our receivables was determined by developing an approximate range of value from a mix of various sources as appropriate for the respective pool of assets. These sources include, among other items, value estimates from an HSBC affiliate which reflect over-the-counter trading activity; forward looking discounted cash flow models using assumptions we believe are consistent with those which would be used by market participants in valuing such receivables; trading input from other market participants which includes observed primary and secondary trades; where appropriate, the impact of current estimated rating agency credit tranching levels with the associated benchmark credit spreads; and general discussions held directly with potential investors.

Model inputs include estimates of future interest rates, prepayment speeds, default and loss curves, and market discount rates reflecting management's estimate of the rate of return that would be required by investors in the current market given the specific characteristics and inherent credit risk of the receivables. Some of these inputs are influenced by home price changes and unemployment rates. To the extent available, such inputs are derived principally from or corroborated by observable market data by correlation and other means. We perform periodic validations of our valuation methodologies and assumptions based on the results of actual sales of such receivables. In addition, from time to time, we will engage a third party valuation specialist to measure the fair value of a pool of receivables. Portfolio risk management personnel provide further validation through discussions with third party brokers. Since an active market for these receivables does not exist, the fair value measurement process uses unobservable significant inputs which are specific to the performance characteristics of the various receivable portfolios.

Real estate owned: Fair value is determined based on third party appraisals obtained at the time we take title to the property and, if less than the carrying value of the loan, the carrying value of the loan is adjusted to the fair value. The carrying value is further reduced, if necessary, on a quarterly basis to reflect observable local market data, including local area sales data.

Due from affiliates: Carrying value approximates fair value because the interest rates on these receivables adjust with changing market interest rates.

Commercial paper: The fair value of these instruments approximates existing carrying value because interest rates on these instruments adjust with changes in market interest rates due to their short-term maturity or repricing characteristics.

Due to affiliates: The estimated fair value of our fixed rate and floating rate debt due to affiliates was determined using discounted future expected cash flows at current interest rates and credit spreads offered for similar types of debt instruments.

Long-term debt: Fair value was primarily determined by a third party valuation source. The pricing services source fair value from quoted market prices and, if not available, expected cash flows are discounted using the appropriate interest rate for the applicable duration of the instrument adjusted for our own credit risk (spread). The credit spreads applied to these instruments were derived from the spreads recognized in the secondary market for similar debt as of the measurement date. Where available, relevant trade data is also considered as part of our validation process.

Insurance policy and claim reserves: The fair value of insurance reserves for periodic payment annuities was estimated by discounting future expected cash flows at estimated market interest rates.

Derivative financial assets and liabilities: Derivative values are defined as the amount we would receive or pay to extinguish the contract using a market participant as of the reporting date. The values are determined by management using a pricing system maintained by HSBC Bank USA. In determining these values, HSBC Bank USA uses quoted market prices, when available, principally for exchange-traded options. For non-exchange traded contracts, such as interest rate swaps, fair value is determined using discounted cash flow modeling techniques. Valuation models calculate the present value of expected future cash flows based on models that utilize independently-sourced market parameters, including interest rate yield curves, option volatilities, and currency rates. Valuations may be adjusted in order to ensure that those values represent appropriate estimates of fair value. These adjustments are generally required to reflect factors such as market liquidity and counterparty credit risk that can affect prices in arms-length transactions with unrelated third parties. Finally, other transaction specific factors such as the variety of valuation models available, the range of unobservable model inputs and other model assumptions can affect estimates of fair value. Imprecision in estimating these factors can impact the amount of revenue or loss recorded for a particular position.

Counterparty credit risk is considered in determining the fair value of a financial asset. The Fair Value Framework specifies that the fair value of a liability should reflect the entity's non-performance risk and accordingly, the effect of our own credit risk (spread) has been factored into the determination of the fair value of our financial liabilities, including derivative instruments. In estimating the credit risk adjustment to the derivative assets and liabilities, we take into account the impact of netting and/or collateral arrangements that are designed to mitigate counterparty credit risk.

27.  Commitments and Contingent Liabilities

Lease Obligations We lease certain offices, buildings and equipment for periods which generally do not exceed 25 years. The leases have various renewal options. The office space leases generally require us to pay certain operating expenses. Net rental expense under operating leases was $32 million in 2010, $96 million in 2009 and $96 million in 2008. During 2010, changes were made in the methodology used to allocate rental expense between us and HTSU. See Note 23, "Related Party Transactions," for additional information.

We have lease obligations on certain office space which has been subleased through the end of the lease period. Under these agreements, the sublessee has assumed future rental obligations on the lease.

Future net minimum lease commitments under noncancelable operating lease arrangements were:

Year Ending December 31,	Minimum Rental Payments	Minimum Sublease Income	Net
	(in millions)
2011	$36	$(4)	$32
2012	25	(3)	22
2013	20	(3)	17
2014	20	(4)	16
2015	18	(4)	14
Thereafter	76	(3)	73
Net minimum lease commitments	$195	$(21)	$174

As a result of the strategic actions undertaken since mid-2007 and continuing in to 2009, we have recorded a liability of $6 million at December 31, 2010 related to certain noncancelable leases for which are no longer using the properties. See Note 5, "Strategic Initiatives," for further discussion of the various actions as well as the total restructuring liabilities outstanding.

Litigation and Regulatory Matters In addition to the matters described below, in the ordinary course of business, we are routinely named as defendants in, or as parties to, various legal actions and proceedings relating to activities of our current and/or former operations. These actual or threatened legal actions and proceedings may include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief. In the ordinary course of business, we also are subject to governmental and regulatory examinations, information-gathering requests, investigations and proceedings (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. In connection with formal and informal inquiries by these regulators, we receive numerous requests, subpoenas and orders seeking documents, testimony and other information in connection with various aspects of our regulated activities.

In view of the inherent unpredictability of litigation and regulatory matters, particularly where the damages sought are substantial or indeterminate or the proceedings or investigations are in the early stages, we cannot determine with any degree of certainty the timing or ultimate resolution of litigation and regulatory matters or the eventual loss, fines, penalties or business impact, if any, that may result. We establish reserves for litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. The actual costs of resolving litigation and regulatory matters, however, may be substantially higher or lower than the amounts reserved for those matters.

We believe that the eventual outcome of litigation and regulatory matters, unless otherwise noted below, would not be likely to have a material adverse effect on our consolidated financial condition. However, given the substantial or indeterminate amounts sought in certain of these matters, and the inherent unpredictability of such matters, an adverse outcome in certain of these matters could have a material adverse effect on our consolidated results of operations or cash flows in particular quarterly or annual periods.

Litigation

Card Services Litigation Since June 2005, HSBC Finance Corporation, HSBC North America, and HSBC, as well as other banks and Visa Inc. and Master Card Incorporated, were named as defendants in four class actions filed in Connecticut and the Eastern District of New York; Photos Etc. Corp. et al. v. Visa U.S.A., Inc., et al. (D. Conn. No. 3:05-CV-01007 (WWE)): National Association of Convenience Stores, et al. v. Visa U.S.A., Inc., et al.(E.D.N.Y. No. 05-CV 4520 (JG)); Jethro Holdings, Inc., et al. v. Visa U.S.A., Inc. et al. (E.D.N.Y. No. 05-CV-4521 (JG)); and American Booksellers Ass'n v. Visa U.S.A., Inc. et al. (E.D.N.Y. No. 05-CV-5391 (JG)). Numerous other complaints containing similar allegations (in which no HSBC entity is named) were filed across the country against Visa Inc., MasterCard Incorporated and other banks. These actions principally allege that the imposition of a no-surcharge rule by the associations and/or the establishment of the interchange fee charged for credit card transactions causes the merchant discount fee paid by retailers to be set at supracompetitive levels in violation of the Federal antitrust laws. These suits have been consolidated and transferred to the Eastern District of New York. The consolidated case is: In re Payment Card Interchange Fee and Merchant Discount Antitrust Litigation, MDL 1720, E.D.N.Y. ("MDL 1720"). A consolidated, amended complaint was filed by the plaintiffs on April 24, 2006 and a second consolidated amended complaint was filed on January 29, 2009. The parties are engaged in discovery, motion practice and mediation. On February 7, 2011, MasterCard Incorporated, Visa Inc., the other defendants, including HSBC Finance Corporation, and certain affiliates of the defendants entered into settlement and judgment sharing agreements (the "Agreements") that provide for the apportionment of certain defined costs and liabilities that the defendants, including HSBC Finance Corporation and our affiliates, may incur, jointly and/or severally, in the event of an adverse judgment or global settlement of one or all of these actions. The Agreements also cover any other potential or future actions that are transferred for coordinated pre-trial proceedings with MDL 1720. We continue to defend the claims in this action vigorously and our entry into the Agreements in no way serves as an admission as to the validity of the allegations in the complaints. Similarly, the Agreements have had no impact on our ability to quantify the potential impact from this action, if any, and we are unable to do so at this time.

Securities Litigation As a result of an August 2002 restatement of previously reported consolidated financial statements and other corporate events, including the 2002 settlement with 46 states and the District of Columbia relating to real estate lending practices, Household International and certain former officers were named as defendants in a class action lawsuit, Jaffe v. Household International, Inc., et al., No. 02 C 5893 (N.D. Ill., filed August 19, 2002). The complaint asserted claims under § 10 and § 20 of the Securities Exchange Act of 1934, on behalf of all persons who acquired and disposed of Household International common stock between July 30, 1999 and October 11, 2002. The claims alleged that the defendants knowingly or recklessly made false and misleading statements of material fact relating to Household's Consumer Lending operations, including collections, sales and lending practices, some of which ultimately led to the 2002 state settlement agreement, and facts relating to accounting practices evidenced by the restatement. A jury trial concluded on April 30, 2009 and the jury rendered a verdict on May 7 partially in favor of the plaintiffs with respect to Household International and three former officers. A second phase of the case was to proceed to determine the actual damages, if any, due to the plaintiff class and issues of reliance. On November 22, 2010 the Court issued a ruling on the second phase of the case. On the issue of reliance, the Court ruled that claim forms will be mailed to class members. Class members who file claims will be asked to check a "YES" or "NO" box to a question that asks whether they would have purchased Household stock had they known false and misleading statements inflated the stock price. As for damages, the Court set out a method for calculating damages for class members who file claims. The defendants filed a motion for reconsideration from the Court's November 22 ruling. On January 14, 2011, the Court partially granted that motion: slightly modifying the claim form; allowing defendants to take certain discovery on the issue of reliance; and reserving on the issue whether the defendants would ultimately be entitled to a jury trial on the issues of reliance and damages. On January 31, 2011, the Court issued another ruling further modifying the decision on the scope of discovery. Plaintiffs have mailed the claim forms with the modified language and class members will have until May 24 to file claims.

Given the complexity and uncertainties associated with the actual determination of damages, including, but not limited to the number of class members that may file valid claims, the number of claims that can be substantiated by class members by providing adequate documentation, the reduction of trading losses by any trading gains made over the relevant period, the determination of reliance by class members on the financial statements, and whether any given class member was the beneficial owner of the shares, we are unable at this time to reasonably estimate the amount of any damages award, or range of possible awards, that could arise as a result of the ruling and the ultimate resolution of this matter. In filings with the Court, plaintiffs' lawyers have estimated that damages could range "somewhere between $2.4-$3.2 billion to class members," before pre-judgment interest. Although it is not reasonably possible to estimate the financial impact of the ultimate resolution of this matter, the financial impact could be material.

The date on which the court may enter a final judgment is not known at this time. When a final judgment is entered by the District Court, the parties have 30 days in which to appeal the verdict to the Seventh Circuit Court of Appeals. Based on our discussions with outside counsel, we continue to believe that neither Household nor its former officers committed or engaged in any wrongdoing and we have meritorious grounds for appeal of one or more of the rulings in the case.

Governmental and Regulatory Matters

State and federal officials are investigating the procedures followed by mortgage servicing companies and banks, including HSBC Finance Corporation and certain of our affiliates, relating to foreclosures. We and our affiliates have responded to all related inquiries and cooperated with all applicable investigations, including a joint examination by staffs of the Federal Reserve Board (the "Federal Reserve") and the Office of the Comptroller of the Currency (the "OCC") as part of their broad horizontal review of industry foreclosure practices. Following the examination, the Federal Reserve issued a supervisory letter to HSBC Finance and HSBC North America noting certain deficiencies in the processing, preparation and signing of affidavits and other documents supporting foreclosures and in governance of and resources devoted to our foreclosure processes, including the evaluation and mentoring of third party law firms retained to effect our foreclosures. Certain other processes were deemed adequate. The OCC issued a similar supervisory letter to HSBC Bank USA. We have suspended foreclosures until such time as we have substantially addressed the noted deficiencies in our processes. We are also reviewing foreclosures where judgment has not yet been entered and will correct deficient documentation and re-file affidavits where necessary.

We and our affiliates are engaged in discussions with the Federal Reserve and the OCC regarding the terms of consent cease and desist orders, which will prescribe actions to address the deficiencies noted in the joint examination. We expect the consent orders will be finalized shortly after the date this Form 10-K is filed. While the impact of the Federal Reserve consent order on HSBC Finance Corporation depends on the final terms, we believe it has the potential to increase our operational, reputational and legal risk profiles and expect implementation of its provisions will require significant financial and managerial resources. In addition, the consent orders will not preclude further actions against HSBC Finance Corporation or our affiliates by bank regulatory or other agencies, including the imposition of fines and civil money penalties. We are unable at this time, however, to determine the likelihood of any further action or the amount of penalties or fines, if any, that may be imposed by the regulators or agencies.

28.  Concentration of Credit Risk

A concentration of credit risk is defined as a significant credit exposure with an individual or group engaged in similar activities or having similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

We have historically served non-conforming and non-prime consumers. Such customers are individuals who have limited credit histories, modest incomes, high debt-to-income ratios or have experienced credit problems caused by occasional delinquencies, prior charge-offs, bankruptcy or other credit related actions. The majority of our secured receivables and receivables held for sale have high loan-to-value ratios. Our receivables and receivables held for sale portfolios include the following types of loans:

• Interest-only loans - A loan which allows a customer to pay the interest-only portion of the monthly payment for a period of time which results in lower payments during the initial loan period. However, subsequent events affecting a customer's financial position could affect their ability to repay the loan in the future when the principal payments are required.

• ARM loans - A loan which allows the lender to adjust pricing on the loan in line with interest rate movements. A customer's financial situation and the general interest rate environment at the time of the interest rate reset could affect the customer's ability to repay or refinance the loan after adjustment.

• Stated income loans - Loans underwritten based upon the loan applicant's representation of annual income, which is not verified by receipt of supporting documentation.

The following table summarizes the outstanding balances of interest-only loans, ARM loans and stated income loans in our receivable portfolios at December 31, 2010 and 2009:

At December 31,	2010	2009
	(in billions)
Interest-only loans	$1.3	$1.8
ARM loans(1)(2)	7.5	9.8
Stated income loans	2.7	3.7
____________

(1)
Receivable classification as ARM loans is based on the classification at the time of receivable origination and does not reflect any changes in the classification that may have occurred as a result of any loan modification.

(2)	We do not have any option ARM loans in our portfolio.

At December 31, 2010 and 2009, interest-only, ARM and stated income loans comprise 18 percent and 20 percent of real estate secured receivables, including receivables held for sale, respectively.

Because we primarily lend to individual consumers, we do not have receivables from any industry group that equal or exceed 10 percent of total receivables at December 31, 2010 and 2009. We lend nationwide and our receivables, including receivables held for sale, are distributed as follows at December 31, 2010:

State/Region	Percent of Total Receivables
California	10%
Midwest (IL, IN, IA, KS, MI, MN, MO, NE, ND, OH, SD, WI)	23
Southeast (AL, FL, GA, KY, MS, NC, SC, TN)	21
West (AK, CO, HI, ID, MT, NV, OR, UT, WA, WY)	8
Middle Atlantic (DE, DC, MD, NJ, PA, VA, WV)	17
Southwest (AZ, AR, LA, NM, OK, TX)	9
Northeast (CT, ME, MA, NH, NY, RI, VT)	12

The following table reflects the percentage of consumer receivables by state, including receivables held for sale, which individually account for 5 percent or greater of our portfolio.

	Percentage of Portfolio Receivables at			Percent of
	December 31, 2010			Total Receivables		Unemployment
	Credit	Real Estate		December 31,	December 31,	Rates for
	Cards	Secured	Other	2010	2009	Dec. 2010(1)
California	10.6%	9.9%	5.8%	9.6%	10.4%	12.5%
New York	7.4	7.0	6.8	7.0	6.8	8.2
Florida	6.9	6.3	5.7	6.3	6.6	12.0
Pennsylvania	4.2	5.9	6.4	5.7	5.5	8.5
Ohio	4.2	5.5	6.0	5.4	5.2	9.6
____________

(1)	The U.S. national unemployment rate for December 2010 was 9.4 percent.

EXHIBIT 99.02

The supplemental information below regarding our segment results should be read in conjunction with the 2010 Form 10-K, which was filed with the SEC on February 28, 2011.

Segment Results - IFRS Basis

We have two reportable segments: Card and Retail Services and Consumer. Our segments are managed separately and are characterized by different middle-market consumer lending products, origination processes and locations. Our segment results are reported on a continuing operations basis.

Our Card and Retail Services segment includes our MasterCard, Visa, private label and other credit card operations. The Card and Retail Services segment offers these products throughout the United States primarily via strategic affinity and co-branding relationships, merchant relationships and direct mail. We also offer products and provide customer service through the Internet. The private label receivables, along with the GM and UP receivables are sold daily to HSBC Bank USA which we continue to service for a fee.

Our Consumer segment consists of our run-off Consumer Lending and Mortgage Services businesses. The Consumer segment provided real estate secured and personal non-credit card loans. Loans were offered with both revolving and closed-end terms and with fixed or variable interest rates. Loans were originated through branch locations and direct mail. Products were also offered and customers serviced through the Internet. Prior to the first quarter of 2007, we acquired loans through correspondent channels and prior to September 2007 we also originated loans sourced through mortgage brokers. While these businesses are operating in run-off mode, they have not been reported as discontinued operations because we continue to generate cash flow from the ongoing collections of the receivables, including interest and fees.

The "All Other" caption includes our Insurance and Commercial businesses. Each of these businesses fall below the quantitative threshold tests under segment reporting rules for determining reportable segments. The "All Other" caption also includes our corporate and treasury activities, which includes the impact of FVO debt. Certain fair value adjustments related to purchase accounting resulting from our acquisition by HSBC and related amortization have been allocated to corporate, which is included in the "All Other" caption within our segment disclosure. Goodwill which was established as a result of our acquisition by HSBC was not allocated to or included in the reported results of our reportable segments as the acquisition by HSBC was outside of the ongoing operational activities of our reportable segments, consistent with management's view of our reportable segment results. During 2009, the remainder of this goodwill totaling $2.4 billion was impaired. Goodwill relating to acquisitions subsequent to our acquisition by HSBC were included in the reported respective segment results as those acquisitions specifically related to the business, consistent with management's view of the segment results.

As discussed in Note 3, "Discontinued Operations," in the accompanying consolidated financial statements, our Auto Finance business, which was previously reported in our Consumer segment, and our Taxpayer Financial Services business which was previously included in the "All Other" caption, are now reported as discontinued operations and are no longer included in our segment presentation.

We report results to our parent, HSBC, in accordance with its reporting basis, International Financial Reporting Standards ("IFRSs"). Our segment results are presented on an IFRSs legal entity basis ("IFRS Basis") (a non-U.S. GAAP financial measure) as operating results are monitored and reviewed and trends are evaluated on an IFRS Basis. However, we continue to monitor capital adequacy, establish dividend policy and report to regulatory agencies on a U.S. GAAP basis. A summary of the significant differences between U.S. GAAP and IFRSs as they impact our results are summarized in Note 24, "Business Segments," in the accompanying consolidated financial statements.

Card and Retail Services Segment The following table summarizes the IFRS Basis results for our Card and Retail Services segment for the years ended December 31, 2010, 2009 and 2008.

Year Ended December 31,	2010	2009	2008
	(dollars are in millions)
Net interest income	$2,185	$2,595	$3,711
Other operating income	1,762	2,629	3,084
Total operating income	3,947	5,224	6,795
Loan impairment charges	1,002	2,355	3,770
	2,945	2,869	3,025
Operating expenses, excluding goodwill impairment charges	1,886	1,879	2,191
Profit before tax and goodwill impairment charges	1,059	990	834
Goodwill impairment charges	-	530	-
Profit before tax	$1,059	$460	$834
Net interest margin	20.34%	19.17%	14.10%
Efficiency ratio	47.78	46.11	32.24
Return (after-tax) on average assets	6.84	.98	1.91
Balances at end of period:
Customer loans	$10,145	$12,042	$15,331
Assets	9,710	11,031	26,280

2010 profit before tax compared to 2009 Our Card and Retail Services segment reported a higher profit before tax during 2010 driven by lower loan impairment charges and lower goodwill impairment charges, partially offset by lower other operating income and lower net interest income, while operating expenses, excluding goodwill impairment charges, remained relatively flat.

On May 22, 2009, the Credit Card Accountability Responsibility and Disclosure Act of 2009 was signed into law and we have implemented all of its applicable provisions. The Card Act has required us to make changes to our business practices, and has required us and our competitors to manage risk differently than has historically been the case. Pricing, underwriting and product changes have either been implemented or are under continuing analysis to partially mitigate the impact of the new legislation and implementing regulations. We estimate that the impact of the Card Act including the mitigating actions referred to above resulted in a reduction in revenue, including the impact to premium on the daily sales of loans to HSBC Bank USA, net of credit loss provision of approximately $200 million during 2010.

Loan impairment charges decreased during 2010 reflecting lower loan levels as a result of actions taken beginning in the fourth quarter of 2007 to manage risk and an increased focus and ability by consumers to reduce outstanding credit card debt. The decrease also reflects the impact of improvement in the underlying credit quality of the portfolio including continuing improvements in early stage delinquency roll rates and lower delinquency levels as customer payment rates have been strong throughout 2010 and recoveries on defaulted loans increased. The impact on credit card loan losses from the current economic environment, including high unemployment levels, has not been as severe as originally expected due in part to improved customer payment behavior. During 2010, we decreased credit loss reserves to $982 million as loan impairment charges were $882 million lower than net charge-offs.

Net interest income decreased during 2010 due to lower overall loan levels as discussed more fully below, partially offset by higher yields on our loan portfolio and lower interest expense due to lower average borrowings and lower average rates. Loan yields increased during 2010 as a result of lower levels of nonperforming receivables, partially offset by the implementation of certain provisions of the Card Act including restrictions impacting repricing of delinquent accounts and periodic re-evaluation of rate increases. We anticipate credit card loan yields in future periods may continue to be negatively impacted by various provisions of the Card Act which require certain rate increases to be periodically re-evaluated. Net interest margin increased in 2010 due to higher loan yields as discussed above and a lower cost of funds.

The decrease in other operating income was primarily due to lower late, overlimit and interchange fees due to lower volumes, lower delinquency levels, changes in customer behavior and impacts from changes required by Card Act.

The Card Act has resulted in significant decreases in late fees due to limits on fees that can be assessed and overlimit fees as customers must now opt-in for such overlimit fees as well as restrictions on fees charged to process on-line and telephone payments. Other operating income also reflects lower enhancement services revenue due to lower new origination volumes and lower loan levels. The decrease in other operating income during 2010 was partially offset by higher gains on the daily sales of private label and certain credit card account originations to HSBC Bank USA reflecting higher overall premiums partially offset by lower overall origination volumes. The higher overall premium reflects the impact of contract renegotiation with certain merchants, repricing initiatives in certain portfolios as well as the impact of improving credit quality during 2010, partially offset by the impact of the Card Act. Other operating income in 2009 includes gains on the January 2009 bulk loan sales of the GM and UP Portfolios to HSBC Bank USA. No similar transaction occurred during 2010.

Excluding the goodwill impairment charges in the prior year period which is discussed more fully below, operating expenses increased slightly during 2010 as higher marketing expenses, higher third party collection costs and higher support services from affiliates were largely offset by lower salary expenses and lower pension expenses. The lower pension expenses were driven by a curtailment gain due to a change in the pension plan which resulted in the ceasing of all future benefit accruals for legacy participants under the final average pay formula components. While marketing expenses were higher as compared to the prior year, overall marketing levels continue to remain low as compared to historical levels.

The efficiency ratio for 2009 was significantly impacted by the goodwill impairment recorded in the prior year. Excluding the impact of the goodwill impairment in the prior year period, the efficiency ratio deteriorated significantly during 2010 driven by the decrease in other operating income, primarily due to lower fee income as a result of the Card Act, lower delinquency levels and the impact of the gains in January 2009 on the bulk loan sales of the GM and UP Portfolios, as well as the impact of lower net interest income and higher operating expenses as previously discussed.

ROA during 2009 was significantly impacted by the goodwill impairment recorded during the prior year. Excluding the impact of the goodwill impairment in the prior year period, ROA improved 171 basis points during 2010 primarily due to the impact of the higher profit before tax in 2010, driven by the lower loan impairment charges as well as the impact of lower average loan levels as discussed below.

2009 profit before tax compared to 2008 Our Card and Retail Services segment reported a lower profit before tax during 2009 due to lower net interest income, lower other operating income and higher goodwill impairment charges, partially offset by lower loan impairment charges and lower operating expenses excluding goodwill impairment charges.

Loan impairment charges decreased during 2009 due to lower loan levels and more stable credit conditions as well as an improved outlook on future loss estimates as the impact of higher unemployment rates on losses was not as severe as previously anticipated due in part to lower gas prices and improved cash flow from government stimulus activities that meaningfully benefit our customers. Lower loan levels reflect lower consumer spending and actions taken beginning in the fourth quarter of 2007 and continuing through 2009 to manage risk. These decreases in loan impairment charges were partially offset by portfolio seasoning, continued deterioration in the U.S. economy including higher unemployment rates, higher levels of personal bankruptcy filings and lower recovery rates on defaulted loans. In 2009, we decreased credit loss reserves to $1.9 billion as loan impairment charges were $424 million lower than net charge-offs.

Net interest income decreased due to lower interest income, partially offset by lower interest expense. The lower interest income reflects the impact of lower overall loan levels, partially offset by higher loan yields. The higher loan yields during 2009 reflect a significant shift in mix to a higher proportion of non-prime receivables which carry higher rates as a result of the bulk loan sale of the GM and UP Portfolios in January 2009 to HSBC Bank USA. The higher loan yields also reflect the impact of interest rate floors in portions of our credit card receivable portfolio which were removed, partially offset by decreases in rates on variable rate products which reflect market rate movements. Net interest margin increased primarily due to a lower cost of funds and the higher loan yields as discussed above.

The decrease in other operating income was primarily due to lower cash advance, interchange fees, late and overlimit fees and enhancement services revenue due to lower volumes and changes in customer behavior. These decreases were partially offset by gains on the January 2009 bulk loan sales of the GM and UP Portfolios to HSBC Bank USA, higher gains on the daily sales of private label and certain credit card account originations to HSBC Bank USA due to higher sales volumes resulting from the sales of new loan originations in the GM and UP Portfolios beginning in January 2009 and higher premiums on co-brand credit card accounts, The decreases in other operating income were also partially offset by higher servicing income from affiliates resulting from the January 2009 bulk loan sales of the GM and UP Portfolios which we continue to service for a fee.

Operating expenses decreased due to lower marketing expenses in our effort to manage risk in our credit card loan portfolio as well as lower salary expenses. These decreases were partially offset by restructuring costs in 2009 and 2008 of $4 million and $15 million, respectively. Goodwill impairment charges in 2009 reflect the impairment of all remaining goodwill recorded at the segment level in the first half of the year as a result of continual deterioration of economic and credit conditions in the United States. See Note 5, "Strategic Initiatives," in the accompanying consolidated financial statements for additional information on the restructuring activities in 2009 and 2008.

The efficiency ratio for 2009 was impacted by the goodwill impairment charges. Excluding the goodwill impairment charges, the efficiency ratio deteriorated 373 basis points driven by the lower total operating income, partially offset by the impact of lower operating expenses.

The deterioration in the ROA ratio during 2009 was primarily a result of the goodwill impairment charge and lower total operating income, partially offset by the impact of lower loan impairment charges and lower average assets.

Customer loans Customer loans for our Card and Retail Services segment totaled $10.1 billion, $12.0 billion and $15.3 billion at December 31, 2010, 2009 and 2008, respectively.

Customer loans decreased 16 percent to $10.1 billion at December 31, 2010 as compared to $12.0 billion at December 31, 2009 reflecting the impact of actions previously taken to manage risk. The decrease also reflects an increased focus and ability by consumers to reduce outstanding credit card debt. In 2008, we identified certain segments of our credit card portfolio which had been the most impacted by the housing and economic conditions and we stopped all new account originations in those market segments. In the second half of 2009, we began increasing direct marketing mailings and new customer account originations for portions of our non-prime credit card portfolio which will likely result in lower run-off of credit card loans during 2011. However, we expect a certain level of attrition will continue as credit card loans at December 31, 2010 include $4.3 billion associated with certain segments of our portfolio for which we no longer originate new accounts.

Customer loans decreased to $12.0 billion at December 31, 2009 compared to $15.3 billion at December 31, 2008 reflecting the aforementioned actions taken beginning in the fourth quarter of 2007 to manage risk.

See "Receivables Review" in this MD&A for additional discussion of the decreases in our receivable portfolios.

Consumer Segment The following table summarizes the IFRS Basis results for our Consumer segment for the years ended December 31, 2010, 2009 and 2008.

Year Ended December 31,	2010	2009	2008
	(dollars are in millions)
Net interest income	$2,316	$2,544	$4,540
Other operating income	(30)	71	(85)
Total operating income	2,286	2,615	4,455
Loan impairment charges	5,686	7,927	9,084
	(3,400)	(5,312)	(4,629)
Operating expenses	883	1,278	1,562
Loss before tax	$(4,283)	$(6,590)	$(6,191)
Net interest margin	3.67%	3.16%	4.80%
Efficiency ratio	38.63	48.87	35.06
Return (after-tax) on average assets	(4.38)	(5.51)	(4.89)
Balances at end of period:
Customer loans	$56,650	$70,202	$87,404
Assets	57,460	71,298	85,605

2010 loss before tax compared to 2009 Our Consumer segment reported a lower loss before tax during 2010 due to lower loan impairment charges and lower operating expenses, partially offset by lower net interest income and lower other operating income.

Loan impairment charges decreased significantly during 2010 as discussed below.

•  Loan impairment charges for the real estate secured loan portfolios in our Consumer Lending and Mortgage Services business decreased during 2010. The decrease reflects lower loan levels as the portfolios continue to liquidate, lower delinquency levels, improved loss severities and improvements in economic conditions since 2009. The decrease also reflects lower loss estimates on TDR Loans, partially offset by the impact of continued high unemployment levels, lower loan prepayments, higher loss estimates on recently modified loans and for real estate secured loans in our Consumer Lending business, portfolio seasoning. Improvements in loss severities reflect an increase in the number of properties for which we accepted a deed-in-lieu and an increase in the number of short sales, both of which result in lower losses compared to loans which are subject to a formal foreclosure process for which average loss severities in 2010 remained relatively flat to 2009 levels.

•  Loan impairment charges for our personal non-credit card loan portfolio reflects lower loan levels, lower delinquency levels and improvements in economic conditions since 2009, partially offset by higher reserve requirements on TDR Loans.

During 2010, credit loss reserves decreased to $5.5 billion as loan impairment charges were $1.6 billion lower than net charge-offs reflecting lower loan levels and lower delinquency levels as well as lower reserve requirements on real estate secured TDR Loans, partially offset by higher reserve requirements on personal non-credit card TDR Loans.

Net interest income decreased in 2010 due to lower average loans as a result of liquidation, risk mitigation efforts, partially offset by lower interest expense and higher overall loan yields. During 2010, we experienced higher overall yields for all products as a result of lower levels of nonperforming receivables and reduced levels of nonperforming modified loans due to charge-off and declines in new modification volumes. Higher yields in our real estate secured loan portfolio were partially offset by a shift in loan mix to higher levels of lower yielding first lien real estate secured loans as higher yielding second lien real estate secured and personal non-credit card loans have run-off at a faster pace than first lien real estate secured loans. Net interest margin increased in 2010 as compared to 2009 reflecting the higher loan yields as discussed above.

Other operating income decreased during 2010 due to lower credit insurance commissions and higher losses on REO properties reflecting an increase in the number of REO properties sold and declines in home prices during the second half of 2010.

Operating expenses decreased during 2010 due to the reductions in the scope of our business operations as well as other cost containment measures and lower pension expense driven by a curtailment gain as discussed above, partially offset by higher collection costs and higher REO expense as a result of a higher average number of REO properties held during the year and higher overall expenses on the REO properties held. Operating expenses during 2009 included $133 million of costs related to the decision to discontinue new originations for all products in our Consumer Lending business and closure of the Consumer Lending branch offices. In addition, we were required to perform an interim intangible asset impairment test for our remaining Consumer Lending intangible asset which resulted in an impairment charge of $5 million during 2009. See Note 5, "Strategic Initiatives," in the accompanying consolidated financial statements for additional information regarding this decision.

The efficiency ratio during 2009 was impacted by the $133 million in restructuring charges discussed above. Excluding the impact of the restructuring charges from the prior year, the efficiency ratio improved 516 basis points during 2010 as the decrease in operating expenses outpaced the decrease in net interest income due to lower loan levels and lower yields.

ROA improved during 2010 primarily due to a lower net loss as discussed above and the impact of lower average assets.

2009 loss before tax compared to 2008 Our Consumer segment reported a higher loss before tax during 2009 due to lower net interest income, partially offset by lower loan impairment charges, lower operating expenses and higher other operating income. As discussed in Note 8, "Changes in Charge-off Policies During 2009," in the accompanying consolidated financial statements, in December 2009 we changed our charge-off policies for our real estate secured and personal non-credit card loans. On an IFRSs Basis the impact of these policy changes was not material to net interest income, loan impairment charges or loss before tax.

Loan impairment charges decreased significantly in 2009 as discussed below:

•  Loan impairment charges for real estate secured loans decreased in 2009 reflecting a lower provision for real estate secured loans in our Mortgage Services business and for second lien real estate secured loans in our Consumer Lending business, partially offset by higher provisions for first lien real estate secured receivables in our Consumer Lending business. The overall decrease in loan impairment charges for real estate secured loans reflects the continued liquidation in these portfolios which has resulted in lower charge-off levels. Additionally, for real estate secured receivables in our Consumer Lending business, the lower overall provisions for real estate secured receivables reflect a reduction in portfolio risk factors, principally an improved outlook on current inherent losses.

•  Loan impairment charges for personal non-credit card loans increased during 2009 due to higher levels of charge-off resulting from deterioration in the 2006 and 2007 vintages which was more pronounced in certain geographic regions, partially offset by lower receivable levels.

Loan impairment charges for all products in 2009 were negatively impacted by rising unemployment rates in an increasing number of markets, continued deterioration in the U.S. economy and housing markets, higher levels of personal bankruptcy filings and portfolio seasoning. On an IFRS Basis, the impact of the December 2009 Charge-off Policy Changes was not material.

Excluding the impact of the December 2009 Charge-off Policy Changes, credit loss reserves increased during 2009 as loan impairment charges were $800 million greater than net charge-offs reflecting higher reserve requirements in our Consumer Lending real estate secured loan portfolio including higher levels of troubled debt restructurings in both Consumer Lending and Mortgage Services, partially offset by lower loan levels as discussed below.

Net interest income decreased due to lower average customer loans, lower origination volumes, lower levels of performing receivables, the impact of changes in the income recognition policy related to unrecorded interest on re-aged real estate secured and personal non-credit card receivables as discussed previously in the Executive Overview section of this MD&A and lower overall yields partially offset by lower interest expense. Overall yields decreased due to increased levels of loan modifications, the impact of deterioration in credit quality and lower amortization of net deferred fee income due to lower loan prepayments and lower loan origination volumes. The decrease in net interest margin was primarily a result of lower overall yields as discussed above.

Other operating income increased primarily due to lower losses on sales of REO properties, partially offset by lower credit insurance commissions. Lower losses on sales during 2009 reflect a stabilization of home prices during the second half of 2009 which resulted in less deterioration in value between the date we take title to the property and when the property is ultimately sold.

Operating expenses in 2009 included $133 million of costs, net of a curtailment gain of $34 million related to other postretirement benefits, related to the decision to discontinue new originations for all products in our Consumer Lending business and close the Consumer Lending branch offices. See Note 5, "Strategic Initiatives," in the accompanying consolidated financial statements for additional information. In addition, we were required to perform an interim intangible asset impairment test for our remaining Consumer Lending intangible asset which resulted in an impairment charge of $5 million during 2009. Excluding these items, operating expenses decreased by 27 percent due to the reductions in the scope of our business operations as well as other cost containment measures, and lower REO expenses.

The efficiency ratio in 2009 was impacted by $133 million in restructuring charges related to the decision to cease new account originations and close the Consumer Lending branch network. Excluding the impact of the restructuring charges, the efficiency ratio deteriorated 873 basis points due to the decrease in total operating income during the year as discussed above.

ROA deteriorated during 2009 primarily due to lower net interest income, partially offset by lower loan impairment charges and lower average assets.

Customer loans Customer loans for our Consumer segment can be analyzed as follows:

		Increases (Decreases) From
		December 31,		December 31,
	December 31,	2009		2008
	2010	$	%	$	%
	(dollars are in millions)
Real estate secured(1)	$49,309	$(10,183)	(17.1)%	$(22,440)	(31.3)%
Private label	-	-	-	(51)	(100.0)
Personal non-credit card	7,341	(3,369)	(31.5)	(8,263)	(53.0)
Total customer loans	$56,650	$(13,552)	(19.3)%	$(30,754)	(35.2)%
____________

(1)	Real estate secured receivables are comprised of the following:

		Increases (Decreases) From
		December 31,		December 31,
	December 31,	2009		2008
	2010	$	%	$	%
	(dollars are in millions)
Mortgage Services	$16,040	$(3,956)	(19.8)%	$(9,517)	(37.2)%
Consumer Lending	33,269	(6,227)	(15.8)	(12,923)	(28.0)
Total real estate secured	$49,309	$(10,183)	(17.1)%	$(22,440)	(31.3)%

Customer loans decreased 19 percent to $56.7 billion at December 31, 2010 reflecting the continued liquidation of these portfolios which will continue to decline going forward. The liquidation rates in our real estate secured loan portfolio continues to be impacted by declines in loan prepayments as fewer refinancing opportunities for our customers exist and the trends impacting the mortgage lending industry as previously discussed in the Executive Overview section of this MD&A.

Customer loans decreased to $70.2 billion at December 31, 2009 as compared to $87.4 billion at December 31, 2008. Real estate secured and personal non-credit card receivables decreased for the reasons discussed above as well as the impact of the December 2009 Charge-off Policy Changes previously discussed which resulted in an incremental $2.4 billion and $914 million of delinquent real estate secured and personal non-credit card loans, respectively, being charged-off.

See "Receivables Review" for a more detail discussion of the decreases in our receivable portfolios.

Reconciliation of Segment Results As previously discussed, segment results are reported on an IFRS Basis. See Note 24, "Business Segments," in the accompanying consolidated financial statements for a discussion of the differences between IFRSs and U.S. GAAP. For segment reporting purposes, intersegment transactions have not been eliminated. We generally account for transactions between segments as if they were with third parties. Also see Note 24, "Business Segments," in the accompanying consolidated financial statements for a reconciliation of our IFRS Basis segment results to U.S. GAAP consolidated totals.

EXHIBIT 99.03

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
HSBC Finance Corporation:

We consent to the incorporation by reference in the Registration Statements No. 33-52211, No. 33-58727, No. 333-00397, No. 333-03673, No. 333-36589, No. 333-39639, No. 333-47073, No. 333-58291, No. 333-58289, No. 333-58287, No. 333-30600, No. 333-50000, No. 333-70794, No. 333-71198, No. 333-83474 and No. 333-99107 on Form S-8, Registration Statements No. 33-64175, No. 333-14459, No. 333-47945, No. 333-33240, No. 333-56152, No. 333-61964, No. 333-73746, No. 333-75328, No. 333-85886, No. 33-57249, No. 333-60510, No. 333-120494, No. 333-120495, No. 333-120496 and No. 333-128369 on Form S-3, Registration Statements No. 333-130580 and No. 333-156219 on Form S-3ASR, Registration Statement No. 333-100737 on Form S-3MEF and Registration Statement No. 33-45454 on Form 424(b)(3) of HSBC Finance Corporation (the Company) of our report dated February 28, 2011, except as to Note 24, which is as of May 27, 2011, with respect to the consolidated balance sheets of the Company as of December 31, 2010 and 2009, and the related consolidated statements of income (loss), changes in the shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2010, which report appears in Exhibit 99.01 of HSBC Finance Corporation's Current Report on Form 8-K filed on May 27, 2011.

/s/  KPMG LLP

Chicago, Illinois
May 27, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                               Date: 27 May, 2011